99.2

EXECUTION VERSION

PURCHASE AGREEMENT

BY AND BETWEEN

UNITED PARCEL SERVICE OF AMERICA, INC.

UNITED PARCEL SERVICE INC.

TFORCE HOLDINGS INC.

AND

TFI INTERNATIONAL INC.

Dated as of January 24, 2021

TABLE OF CONTENTS

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EXHIBITS

Exhibit A	Accounting Principles
Exhibit B	Form of Bill of Sale, Assignment and Assumption Agreement
Exhibit C	Completion Bonus Employees
Exhibit D	Form of Share Transfer Agreement
Exhibit E	Form of Fuel Purchase and Service Agreement
Exhibit F	Form of GFP Reseller Agreement
Exhibit G	Form of Intercompany Arrangement Amendments
Exhibit H-1	Form of Lease-Back Agreement
Exhibit H-2	Form of Zone Location Leases
Exhibit I	Form of Broker-Carrier Agreement
Exhibit J	Form of Transition Services Agreement

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PURCHASE AGREEMENT

This PURCHASE AGREEMENT, dated January 24, 2021 (this “Agreement”), is made and entered into by and between (a) UNITED PARCEL SERVICE OF AMERICA, INC., a Delaware corporation (“Seller”), (b) UNITED PARCEL SERVICE INC., a Delaware corporation (“Parent”), (c) TFORCE HOLDINGS INC., a Canadian corporation (“Buyer”), and (d) TFI INTERNATIONAL INC., a Canadian corporation (“Guarantor”).  Seller and Buyer are sometimes individually referred to in this Agreement as a “Party” and collectively as the “Parties”, Parent will be deemed to be a Party for purposes of Section 5.9 and Article IX, and Guarantor will be deemed to be a Party for purposes of Section 8.7 and Article IX.  Capitalized terms used in this Agreement have the meanings specified in Article I.

WHEREAS, Seller owns the Shares and the Seller or Affiliates of the Seller own the Transferred Assets and Liabilities;

WHEREAS, the Company is in the business of asset-based shipping logistics in the less than truckload (LTL), dedicated truckload (TL) and, to the extent provided in conjunction with less than truckload services, specialty solutions segments (collectively, the “Covered Business”); and

WHEREAS, the Parties and Guarantor desire to enter into this Agreement pursuant to which (a) Seller will sell to Buyer, and Buyer will purchase from Seller, the Shares, and (b) Seller or Affiliates of Seller will sell to Buyer, and Buyer will purchase and assume from Seller or Affiliates of Seller, the Transferred Assets and Liabilities, in each case, on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions set forth in this Agreement, and intending to be legally bound hereby, each Party and Guarantor hereby agrees:

ARTICLE I

DEFINITIONS

Section 1.1Definitions

.  The following terms, as used in this Agreement, have the following meanings:

“Accounting Principles” means those accounting principles attached as Exhibit A.

“Action” means any action, mediation, suit, litigation, arbitration, claim, proceeding, investigation, audit or review.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by, or under common control with, such specified Person.

“Ancillary Agreements” means the Transition Services Agreement, the GFP Reseller Agreement, the Lease-Back Agreements, the Zone Location Leases, Bill of Sale, Assignment and Assumption Agreement, Share Transfer Agreement, Intercompany

Arrangement Amendments, Fuel Purchase and Service Agreement and Broker-Carrier Agreement.

“Assumed Contracts” means the Contracts to which Seller or any Affiliate of Seller (other than the Company) is a party or is otherwise bound listed on Schedule 1.1(a).

“Assumed IP Licenses” means those licenses granted by third parties to Seller or any Affiliate of Seller (other than the Company) for Intellectual Property listed on Schedule 1.1(b).

“Audited Financial Statements” is defined in the definition of “Financial Statements”.

“Balance Sheet Date” means September 30, 2020.

“Base Purchase Price” means $800,000,000.

“Bill of Sale, Assignment and Assumption Agreement” means the Bill of Sale, Assignment and Assumption Agreement, between Seller and Buyer, substantially in the form attached hereto as Exhibit B.

“Broker-Carrier Agreement” means that certain Broker / Contract Carrier & Services Agreement, between an Affiliate of Seller, on the one hand, and the Company, the Buyer or an Affiliate of Buyer, on the other hand, substantially in the form of Exhibit I attached hereto.

“Business” means the businesses, as currently conducted, of (a) the Company and (b) solely to the extent exclusively related to the Covered Business, Seller and its Affiliates, as applicable.

“Business Day” means any day except Saturday, Sunday or any days on which banks are generally not open for business in Atlanta, Georgia.

“Buyer Indemnified Parties” means Buyer and its Affiliates, officers, directors, employees, agents and representatives.

“Cash” means the aggregate of (a) cash and cash equivalents (excluding security deposits in respect of the Leased Real Property, which will be treated as Current Assets), and (b) checks received but not cleared and deposits in transit of the Company (but only to the extent the related receivable is not a current asset in the calculation of Net Working Capital).

“Charter Documents” means, in each case, as amended, (a) with respect to a limited liability company, the articles or certificate of organization or formation, and limited liability company agreement or operating agreement, as applicable, (b) with respect to a corporation, the certificate or articles of incorporation and bylaws, (c) with respect to a limited partnership, the certificate of limited partnership and the agreement of limited partnership and (d) with respect to any other entity, documentation of similar substance to any of the foregoing.

“Claims Period” means the period during which a claim for indemnification may be asserted hereunder by an Indemnified Party.

“Closing Cash” means the Cash of the Company (which may be a negative number) as of the Valuation Time.

“Closing Indebtedness” means the sum of (a) all Indebtedness of the Company, plus (b) all Indebtedness (if any) included in the Transferred Liabilities, as of the Valuation Time.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Combined Tax Return” means any Tax Return of any affiliated group within the meaning of Section 1504(a) of the Code or any other affiliated, combined, unitary or similar group defined under any state, local, or non-U.S. Law that includes Seller or any of its Affiliates that are not being transferred pursuant to this Agreement, on the one hand, and the Company, on the other hand.

“Commitment Delivery Real Property” means the Business Real Property listed in Schedule 5.12(c) and highlighted with an asterisk as being Owned Real Property for which a title commitment has not been delivered prior to the date hereof.

“Company” means UPS Ground Freight, Inc., a Virginia corporation.

“Company Benefit Plan” means each Employee Benefit Plan currently sponsored or maintained by the Company.

“Company Intellectual Property” means the Intellectual Property listed on Schedule 1.1(c).

“Company Specified Matters” means any Action or any claim, demand, or set of facts, in each case to the extent related to the Business with respect to which Seller or any of its Affiliates (other than the Company) are a named party therein or with respect to which any of the foregoing may be subject to any Liability (other than any Action arising out of or relating to Section 5.23 Matters, a Liability allocated to the Seller under Section 5.24, or any Excluded Liabilities).

“Completion Bonus Amount” means the aggregate amount of completion bonus awards actually payable by the Company pursuant to the completion bonus award agreements entered into by the Company and the Completion Bonus Employees prior to the date hereof.

“Completion Bonus Employees” means those employees of the Business who have executed a completion bonus award agreements with the Company prior to the date hereof and are listed on Exhibit C.

“Confidential Information Presentation” means the Confidential Information Presentation distributed August 31, 2020 regarding the Business delivered to Buyer and its Affiliates or agents.

“Confidentiality Agreement” means that certain Non-Disclosure Agreement, dated July 15, 2020, by and between United Parcel Service General Services Co., an Affiliate of Seller, and Guarantor.

“Contracts” means all legally enforceable agreements, contracts, leases, subleases, purchase orders, arrangements and other legally enforceable commitments.

“Controlled Affiliates” means, with respect to Seller and Seller’s ultimate parent, those Affiliates of Seller and Seller’s ultimate parent (a) of which Seller or Seller’s ultimate parent, as applicable, owns greater than fifty percent (50%) of the voting securities and (b) for which Seller or Seller’s ultimate parent, as applicable, has the power to direct its operations.

“Corporate Shared Services” means the corporate level services provided to the Business as of the date of this Agreement by Seller or any of its Affiliates (other than the Company), including those set forth on Schedule 1.1(d) and those that are included as “Services” to be provided under the Transition Services Agreement.

“COVID-19” means SARS-CoV-2 or COVID-19, any novel coronavirus disease, or any evolutions thereof, or any other coronavirus, epidemic, pandemic or disease outbreak that may arise, occur or be discovered after the date hereof.

“COVID-19 Measures” means (a) any actions that Seller or the Company determines are reasonably necessary or prudent for Seller or the Company to take in connection with events surrounding COVID-19 or any public health emergency related thereto, including (i) limiting, opening, closing, re-opening, or operating all or any portion of the Business or the Business Real Property, (ii) mitigating the adverse effects of COVID-19 or any public health emergency related thereto on the Business or the Company, (iii) protecting the health and safety of customers, employees and other business relationships, (iv) ensuring compliance with any Law, Order or recommendation or restriction imposed by the Centers for Disease Control and Prevention or any other Governmental Entity having jurisdiction over the Company or the Business, or (v) complying with any guidelines or policies related to COVID-19 adopted by the Company, Seller or its Affiliates, or (b) any other action related to COVID-19 or any public health emergency related thereto so long as Seller or the Company provides advance notice to the Buyer of such action (or, in the event Seller determines that such action must be taken immediately or before advance notice can be provided, Seller or the Company may immediately take such action and provide notice of such action to Buyer as promptly as practicable afterward, but in any event within three (3) Business Days) and Buyer either (i) consents to such action (such consent not to be unreasonably withheld, conditioned or delayed), or (ii) does not provide written notice of objection within two (2) Business Days after receipt of such notice).

“Current Assets” means the current assets of the Business as of the Valuation Time, determined in accordance with the Accounting Principles.

“Current Liabilities” means the current liabilities of the Business as of the Valuation Time, determined in accordance with the Accounting Principles.

“Customs and International Trade Laws” means any domestic Law, License, directive, award or other decision or requirement, including any amendments, having the force or effect of law, of any Governmental Entity, concerning the importation, exportation, re-exportation or deemed exportation of products, technical data, technology and/or services, and the terms and conduct of transactions and making or receiving of payment related to such importation, exportation, re-exportation or deemed exportation.

“Data Privacy and Security Requirements” means all of the following, to the extent relating to privacy or data security and applicable to the Company: (a) all applicable Laws; (b) all applicable and leading industry standards followed by companies providing similar products or services and of a similar size and in the same industry; (c) the Company’s written privacy policies and security policies; and (d) the Company’s obligations under Contracts.

“Employee Benefit Plan” means, with respect to any Person, each plan, program or arrangement that provides employee benefits for the employees, former employees, directors, consultants or independent contractors of such Person or the dependents of any of them, including (a) each profit sharing, 401(k), stock purchase, stock option and other equity compensation plan, (b) each “welfare” plan (within the meaning of Section 3(1) of ERISA, determined without regard to whether such plan is subject to ERISA) and (c) each “pension” plan (within the meaning of Section 3(2) of ERISA, determined without regard to whether such plan is subject to ERISA).

“Environmental Laws” means all Laws relating to pollution control, protection of human health and the environment, including surface or ground water, drinking water supply, soil, surface or subsurface strata or medium, or ambient air and Laws related to Hazardous Substances.

“Environmental Permits” means all Licenses issued pursuant to Environmental Laws.

“Equity Interests” means (a) if a Person is a corporation, shares of capital stock of such corporation, and (b) if a Person is a form of entity other than a corporation, ownership interests in such form of entity, whether membership interests or partnership interests.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Estimated Closing Cash” means Seller’s good faith estimate of the aggregate amount of Closing Cash.

“Estimated Closing Indebtedness” means Seller’s good faith estimate of the aggregate amount of Closing Indebtedness.

“Estimated Completion Bonus Amount” means the amount set forth on Schedule 1.1(e).

“Estimated Net Working Capital” means Seller’s good faith estimate of Net Working Capital as of the Valuation Time.

“Estimated Net Working Capital Adjustment” means the amount, which can be negative, equal to (a) Estimated Net Working Capital minus (b) Target Net Working Capital.

“Estimated Transaction Expenses” means Seller’s good faith estimate of the Transaction Expenses as of the Valuation Time.

“Final Purchase Price” means an amount equal to (a) the Base Purchase Price, plus (b) the Net Working Capital Adjustment, plus (c) Closing Cash, minus (d) the Completion Bonus Amount, minus (e) Closing Indebtedness, minus (f) the lesser of (i) fifty percent (50%) of the premium for the R&W Policy, or (ii) $1,500,000, minus (g) the Transaction Expenses.

“Financial Statements” means (a) the audited balance sheet of the Business as of December 31, 2019, (b) the audited statement of income of the Business for the fiscal year ended December 31, 2019 ((a) and (b) collectively referred to as “Audited Financial Statements”), (c) the unaudited balance sheet of the Business as of September 30, 2020, and (d) the unaudited statement of income of the Business for the nine (9)-month period ended September 30, 2020 ((c) and (d) collectively referred to as “Interim Financial Statements”).

“Fraud” means a claim for actual Delaware common law fraud with a specific intent to deceive based on a material representation contained in this Agreement; provided, that at the time such representation was made, (a) such representation was known to be inaccurate by one or more Persons listed under the definition of Knowledge in this Agreement, (b) the Party making the representation intended to deceive the other Party (or possessed actual knowledge that the other Party would be deceived) and intended for the other Party to rely on the representation, and (c) the other Party reasonably relied on such inaccurate representation and suffered financial injury as a result.  For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud, or any torts based on negligence or recklessness.

“Fuel Purchase and Service Agreement” means that certain Fuel Purchase and Service Agreement, between UPS Fuel Services, Inc. and the Company, substantially in the form of Exhibit E attached hereto.

“Fundamental Representations” means those representations and warranties set forth in the first three (3) sentences in Section 3.1 (Organization), Section 3.2 (Authority),

Section 3.3 (Ownership of Shares), Section 3.4 (Capitalization), Section 3.5 (Subsidiaries), and Section 3.24 (Certain Fees).

“GAAP” means generally accepted accounting principles in the U.S. applied consistently with Seller’s historical practices.

“GFP Reseller Agreement” means that certain GFP Reseller Agreement between Seller and the Company, substantially in the form attached hereto as Exhibit F.

“Governmental Entity” means any foreign, federal, state, tribal, provincial or local government, any political subdivision thereof or any court, administrative or regulatory agency, department, instrumentality, body or commission or other governmental authority or agency.

“Hazardous Substance” means any waste, pollutant, contaminant, hazardous substance, toxic or corrosive substance, hazardous waste, special waste, industrial substance, by-product, process-intermediate product or waste, petroleum or petroleum-derived substance or waste, chemical liquids or solids, liquid or gaseous products, or any constituent of any such substance or waste, the use, handling or disposal of which by the Company is governed by or subject to applicable Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, without duplication, with respect to any Person, (a) all obligations for borrowed money under any credit agreement, note, indenture or bond owed to any third party, and (b) all obligations in respect of the portion of any leases required under GAAP to be classified as capital or finance leases; in either case, to the extent not paid prior to the Valuation Time or included in the calculation of Net Working Capital and inclusive of all principal, accrued interest, and penalties for prepayment (to the extent that such Indebtedness is repaid at Closing).  For the avoidance of doubt, Indebtedness shall exclude any obligations associated with leases classified as operating leases in the Financial Statements.

“Indemnified Party” means a Buyer Indemnified Party or a Seller Indemnified Party.

“Insurance Policies” means policies and programs of or agreements for insurance and interests in insurance pools and programs (in each case including self-insurance and insurance from Affiliates).

“Intellectual Property” means any or all of the following and all rights, arising out of or associated therewith: (a) any and all inventions (whether patentable or unpatentable and whether or not reduced to practice), any and all improvements thereto, all patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof (“Patents”); (b) all trade secrets, proprietary information and know-how, including any inventions, discoveries, methods, processes, technical data, specifications, research and development information, business plans, pricing and cost information, and customer and supplier information and lists, in each instance, that derives economic value from not being generally known to other Persons who can obtain economic value from its disclosure, but excluding any Copyrights or Patents that cover or protect any of the foregoing (“Trade Secrets”); (c) all works of authorship (whether copyrightable or not), all copyrights, copyright registrations and applications therefor and all other rights corresponding thereto (“Copyrights”); (d) all Trademarks and all good will related thereto or symbolized thereby; and (e) all domain name registrations.

“Intercompany Arrangement Agreements” means each agreement listed on Schedule 1.1(f).

“Intercompany Arrangement Amendments” means the amendments to each of the Intercompany Arrangement Agreements, substantially in the form attached hereto as Exhibit G.

“Interim Financial Statements” is defined in the definition of “Financial Statements”.

“Internal IT Systems” means the computer hardware, software, computer networks and telecommunications and Internet-related equipment owned by or leased, licensed or subscribed to and controlled by the Company for information technology operations.

“Knowledge” means all facts actually known as of the date hereof by those individuals set forth on Schedule 1.1(g).

“Law” or “Laws” means any statutes, rules, codes, regulations or ordinances of, or issued by, Governmental Entities.

“Lease-Back Agreements” means the Lease-Back Agreements between Seller or one or more of its Affiliates, on the one hand, and the Company or Buyer, on the other hand, substantially in the form attached hereto as Exhibit H-1, for the lease back of space occupied by Seller or its Affiliates at the parcels of Business Real Property subject thereof.

“Legal Dispute” means any Action between or among the Seller, on the one hand, and Buyer and/or Guarantor, on the other hand, arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Agreement or any related document.

“Liabilities” means all liabilities and obligations of every kind and nature, whether accrued, fixed or contingent, mature or inchoate, known or unknown, reflected on a balance sheet or otherwise, including those arising under any Law or any Order of any Governmental Entity of any kind or any award of any arbitrator of any kind, and those arising under any Contract, commitment or undertaking.

“Licenses” means all licenses, permits and certificates issued by any Governmental Entity that are required by Law to operate the Business as presently conducted.

“Liens” means mortgages, liens, pledges, security interests, charges, claims, restrictions and encumbrances.

“Losses” means any claims, Liabilities, damages, losses, costs, expenses, penalties, fines and judgments (at equity or at law, including statutory and common) and damages whenever arising or incurred (including reasonable attorneys’ and experts’ fees and expenses and reasonable, documented, out-of-pocket costs of investigating or pursuing any claim); provided, however, that Losses will in no event include any punitive or exemplary damages (unless awarded to a third party in connection with a claim for indemnification pursuant to Section 8.1 or Section 8.2).

“Material Adverse Effect” means any fact, change, occurrence, event, development or effect that has occurred and, individually or in the aggregate, is or would reasonably likely to be materially adverse to the business, assets, liabilities, financial condition, or results of operations of the Business, provided that for purposes of the foregoing, none of the following shall constitute or be deemed to contribute to a Material Adverse Effect or shall otherwise be taken into account in determining whether a Material Adverse Effect has occurred: changes in or resulting from (a) applicable economic or market conditions affecting the geographies, segments, industry or markets in which the Business operates, (b) the identity of Buyer or the announcement of the transactions contemplated by this Agreement, (c) (i) the execution and delivery of, compliance with the terms of, or the taking of any action permitted or required, or the failure to take any action prohibited, by this Agreement or the taking of any action consented to or requested by Buyer or (ii) the consummation of the transactions contemplated by this Agreement, (d) any change or proposed change in GAAP or other accounting requirements or principles or any change or proposed change in applicable Laws or the interpretation thereof, (e) any regional, national or international political or social conditions, including the engagement by any jurisdiction in which the Business operates in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or escalation of any military or terrorist attack (including any cyber or ransomware attack), (f) the outbreak or worsening of any pandemics, epidemics, or health crises, including COVID-19, and any COVID-19 Measures, (g) earthquakes, hurricanes, tornadoes, fires or other natural disasters, (h) general financial, banking, securities or capital market conditions, including interest rates or market prices, or changes therein, (i) any existing event, change or effect of which Buyer has Knowledge, (j) any failure by the Business to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the date of this Agreement, (k) any reduction in business or other change in the relationship between Buyer or any of its Affiliates, on the one hand, and Seller or any of its Affiliates, on the other hand, in any case caused, directly or indirectly, by Buyer or any of its Affiliates, or any other action or inaction by Buyer or any of its Affiliates, or (l) any matter disclosed in the Schedules; except, in the case of clauses (a), (d), (e), (f), (g), and (h), to the extent such matter has a materially and disproportionately adverse effect on the Business, taken as a whole, relative to other participants operating in the same industry as the Company; and provided, that any event, change or effect that is cured prior to the Closing Date shall not be considered a Material Adverse Effect.

“Material Customer” means any of the top thirty (30) customers to whom the Company provided any products or services measured by aggregate dollar amount received by the Business from such customers during fiscal year 2019.

“Material Supplier” means each supplier or Person that provided to the Company (or the Business if provided to Seller or an Affiliate for the benefit of the Company) products or services with a value in an aggregate annual amount in excess of $2,500,000 measured during fiscal year 2019.

“Net Working Capital” means Current Assets minus Current Liabilities.

“Net Working Capital Adjustment” means the amount, which can be negative, equal to (a) the Net Working Capital minus (b) the Target Net Working Capital.

“Order” means any award, order, judgment, writ, injunction, ruling or decree entered, issued, made or rendered by any binding arbitrator or Governmental Entity of competent jurisdiction.

“Ordinary Course” means the ordinary course of business of the Business consistent with past practice.

“Payoff Letters” means the payoff letters from each holder of Indebtedness of the Company evidencing the aggregate amount of such Indebtedness of the Company outstanding as of the Closing Date and an agreement that, if such aggregate amount so identified is paid to such lender on the Closing Date, such Indebtedness of the Company shall be repaid in full and that all Liens in respect of such Indebtedness affecting any property of the Company or any Transferred Assets will be released.

“Pension Make-Up Payments” means payments equal to five percent (5%) transition credit for the first five (5) years and seven percent (7%) thereafter based on total compensation for employees hired before 2008, as set forth in Schedule 1.1(h).

“Permitted Liens” means (a) Liens imposed by Law for Taxes not yet due and payable or that are being properly contested, (b) statutory Liens of landlords, (c) Liens of carriers, warehousemen, mechanics, materialmen, landlords, repairmen and other Liens imposed by Law or Contract incurred in the Ordinary Course that are not overdue by more than thirty (30) days or that are being properly contested, (d) pledges and deposits made in the Ordinary Course in compliance with workers’ compensation, unemployment insurance and other social security Laws or regulations, (e) deposits to secure the performance of bids, trade Contracts, leases, statutory obligations, surety, indemnity and appeal bonds, performance and return-of-money and fiduciary bonds and other obligations of a like nature, in each case in the Ordinary Course, (f) easements, rights-of-way, Licenses, covenants, conditions, minor defects, encroachments or irregularities in title and similar encumbrances on or affecting any real property that do not (i) secure any monetary obligations, (ii) detract from the value of the applicable Business Real Property in any significant respect, or (iii)  interfere with the ordinary conduct of the Business at any Business Real Property subject to such Liens, (g) any (i) interest or title of a lessor or sublessor, or lessee or sublessee under any Lease or personal property lease, (ii) restriction or encumbrance that the interest or title of such lessor or sublessor, or lessee or sublessee may be subject to or (iii) subordination of the interest of the lessee or sublessee under such Lease or personal property lease to any restriction or encumbrance referred to in the preceding clause (ii), (h) Liens on goods held by suppliers arising in the Ordinary Course for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made therefor and as long as such Lien remains unperfected, (i) with respect to any Leased Real Property, any defect or encumbrance caused by or arising out of the failure to record the Lease or a memorandum thereof in the applicable real property records in the jurisdiction where such real property is located, (j) the effect of any moratorium, eminent domain or condemnation proceedings, (k) zoning, building codes and other land use Laws regulating the use or occupancy of any of the Business Real Property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such Business Real Property which (1) are not violated by the current use or occupancy of such Business Real Property or the operation of the Business or (2) are violated but such violation of which would not (i) detract from the value of the applicable Business Real Property in any significant respect, or (ii) interfere with the ordinary conduct of the Business at the applicable Business Real Property, (l) matters that would be disclosed by an accurate survey or inspection of any Business Real Property, (m) non-exclusive licenses under Intellectual Property granted in the Ordinary Course, and (n) with respect to the Owned Real Property located at 645 and 725 Neelytown Rd., Montgomery, NY 12549, that certain Payment-In-Lieu-of-Tax Agreement dated as of September 1, 2004, and other documents related thereto; provided, that notwithstanding the foregoing, the term “Permitted Liens” shall not include any Lien securing the type of Indebtedness described in subsection (a) or (b) of the definition of Indebtedness.

“Person” means any individual, partnership, joint venture, corporation, trust, limited liability company, unincorporated organization or other entity or any Governmental Entity.

“R&W Policy” means that certain representations and warranties insurance policy issued in connection with the transactions contemplated by this Agreement, which provides coverage for the benefit of Buyer or its designee as the named insured for breaches of certain representations and warranties of Seller under this Agreement.

“Real Estate Representation” means the representation in the last sentence of Section 3.11(a).

“Registered Intellectual Property” means all (a) all granted Patents and applications for Patents, (b) registered and applied for Trademarks, (c) registered copyrights and applications for copyright registration and (d) domain name registrations.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, dumping or disposing.

“Retained Businesses” means other than the Business, all of the businesses and operations of Seller or any of its Affiliates (other than the Company), including the businesses of Coyote Logistics, LLC and UPS Cartage Services, Inc.

“Schedules” means the disclosure schedules to this Agreement.

“Seller Business Real Property” means those parcels of real property owned or leased by Seller (or one of its Affiliates other than the Company) set forth on Schedule 1.1(i).

“Seller Indemnified Parties” means Seller and its Affiliates, and their respective officers, directors, employees, agents and representatives.

“Seller Registered Intellectual Property” means all Registered Intellectual Property owned, licensed or otherwise held or held for use by Seller or one of its Affiliates (other than the Company).

“Shares” mean all of the issued and outstanding shares in the capital stock of the Company, namely one thousand (1,000) shares of the Company’s common stock, par value $1.00 per share.

“Share Transfer Agreement” means the Share Transfer Agreement between Seller and Buyer, substantially in the form attached hereto as Exhibit D.

“Solvent” when used with respect to any Person or group of Persons on a combined basis, means that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such Person (or group of Persons on a combined basis) will, as of such date, exceed (i) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable laws governing determinations of the insolvency of debtors and (ii) the amount that will be required to pay the probable liabilities of such Person (or group of Persons on a combined basis) on its existing debts (including contingent liabilities) as such debts become absolute and matured, (b) such Person (or group of Persons on a combined basis) will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date and (c) such Person (or group of Persons on a combined basis) will be able to pay its liabilities, including contingent and other liabilities, as they mature.

“Standalone Assessment” means the Standalone Assessment dated August 28, 2020 regarding the Business prepared by PwC.

“Subsidiary” or “Subsidiaries” means any and all corporations, partnerships, limited liability companies, joint ventures and other entities controlled by a Person directly or indirectly through one or more intermediaries.

“Synergy Study” means the UPSF Synergy Evaluation dated August 2020 regarding the Business prepared by Seller and its Affiliates.

“Target Net Working Capital” means the amount set forth on Schedule 1.1(j).

“Tax Return” means any original or amended report, return, declaration, claim for refund or information return or statement required to be supplied to a Governmental Entity in connection with Taxes.

“Taxes” (and with a correlative meaning, “Taxable”) means all federal, state, local or non-U.S. taxes, charges, duties, fees, levies or other assessments, including income, gross receipts, payroll, employment, excise, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, imposed by any Governmental Entity, and including any interest, penalty or addition associated therewith, whether disputed or not, and including any obligation to indemnify or otherwise assume or succeed to the Tax Liabilities of any other Person.

“Territory” means the United States, Canada and Mexico.

“Trademarks” means all trademarks and service marks, slogans, logos, corporate names and doing business designations, trade dress and other source identifiers and all registrations and applications for registration of the foregoing.

“Transaction Expenses” means without duplication (a) any legal, accounting, financial advisory, and other advisory, transaction or consulting fees and expenses incurred by the Company (and not by Seller or any of its Affiliates other than the Company) in connection with the transactions contemplated by this Agreement, and (b) all retention, change in control, transaction or similar bonuses (excluding the Completion Bonus Amount) and incentive and/or severance payments, if any, to the extent payable by the Company as of or after the Closing to Transferred Employees solely as a direct result of the consummation of the transactions contemplated by this Agreement pursuant to agreements entered into between such Transferred Employee and Seller (or any of its Affiliates) or the Company prior to the Closing, plus the employer portion of any payroll, employment or similar Taxes related thereto (excluding the Completion Bonus Amount), in each case, (i) to the extent not included in Indebtedness or the calculation of Net Working Capital, and (ii) only to the extent such amounts remain unpaid as of the Closing.

“Transfer Taxes” means all transfer, notarial, filing, recordation, goods, services, sales, use, real or personal property transfer, documentary, value-added, stamp and all other similar Taxes or other like charges imposed by any Governmental Entity, together with interest, penalties or additional amounts imposed with respect thereto.

“Transferred Assets” means, except for any Excluded Asset and except for the Shares, (a) the Assumed Contracts, (b) the Company Intellectual Property held by or held for use by Seller or its Affiliates (other than the Company), (c) the Assumed IP Licenses, and (d) the Seller Business Real Property.  For the avoidance of doubt “Transferred Assets”

shall not include any Corporate Shared Services or any assets related to the Retained Businesses.

“Transferred Assets and Liabilities” means, collectively, the Transferred Assets and the Transferred Liabilities.

“Transferred Bank Accounts” means the bank accounts of the Company.

“Transferred Employees” means all employees of the Company who are employed by the Company immediately following the Closing.

“Transferred Liabilities” means except for any Excluded Liability, all Liabilities of Seller or any of its Affiliates (other than the Company) primarily and only to the extent related to the Business or the Transferred Assets.

“Transition Services Agreement” means the Transition Services Agreement between Seller or one or more of its Affiliates and the Company, substantially in the form attached hereto as Exhibit J.

“Treasury Regulations” means the Income Tax Regulations promulgated under the Code.

“U.S.” means the United States of America.

“Valuation Time” means 11:59 p.m. Eastern time on the Closing Date.

“WTW Actuarial Report” means the Willis Towers Watson Actuarial Valuation of Workers’ Compensation, Automobile Liability and General Liability Insurance Programs for UPS Freight provided by Willis Towers Watson to Seller following the Closing reflecting the total retained undiscounted unpaid loss and ALAE (allocated loss adjustment expense) of the Business as of the Closing Date.

“Zone Location Leases” means the Commercial Lease Agreements between Seller or one or more of its Affiliates, on the one hand, and the Company or Buyer, on the other hand, substantially in the form attached hereto as Exhibit H-2, for the lease of property owned by Seller or its Affiliates and used by the Company in connection with the Business.

Section 1.2Other Definitions

.  Each of the following terms is defined in the Section set forth opposite such term:

TermSection

Agreed Remediation Actions	Section 5.23(b)
Agreement	Preamble
Allocation Schedule	Section 2.9
Applicable Insurance Coverage	Section 5.16(b)
Auto Claim	Section 5.24(a)
Business Contracts	Section 3.15(a)

Closing	Section 2.5
Closing Date	Section 2.5
Closing Date Balance Sheet	Section 5.20
Closing Date Statement	Section 2.4(b)
Closing Purchase Price	Section 2.4(a)
Company Specified Matter Party Substitution	Section 5.22(c)
Covered Business	Recitals
Excluded Assets	Section 2.2(b)
Excluded Liabilities	Section 2.2(c)
Final Closing Statement	Section 2.8(c)
Guaranteed Obligations	Section 9.19(a)
Guaranteed Party	Section 9.19(a)
Indemnified Guarantees	Section 5.10(a)
Indemnifying Party	Section 8.3(a)
Independent Accountant	Section 2.8(b)
Insurance Coverage Claim	Section 5.16(b)
IRS	Section 3.19(b)(iv)
K&S	Section 9.11(a)
Leased Real Property	Section 3.11(b)
Leases	Section 3.11(b)
Most Recent Balance Sheet	Section 3.8
Objections Notice	Section 2.9
Outside Date	Section 7.1(e)
Owned Real Property	Section 3.11(a)
Parent	Preamble
Parties	Preamble
Party	Preamble
Post-Closing Deductions	Section 5.6(l)
Post-Closing Environmental Remediation Measures	Section 5.23(d)
Post-Closing Environmental Remediation Measures Statement	Section 5.23(d)
Pre-Closing Tax Returns	Section 5.6(b)
Preliminary Closing Statement	Section 2.8(a)
Public Releases	Section 5.3
Privileged Deal Communications	Section 9.11(b)
Response Period	Section 2.9
Section 5.23 Corrective Actions	Section 5.23(a)
Section 5.23 Matters	Section 5.23(a)
Securities Act	Section 4.8(a)
Seller	Recitals
Seller Losses	Section 8.2
Seller Marks	Section 5.4
Seller Parties	Section 9.11(a)
Seller Releasors	Section 5.15(b)
Seller Retained Real Property	Section 5.12(a)
Seller Severance Arrangements	Section 5.8(c)
Seller Specified Matters	Section 5.22(d)

Seller Specified Matter Party Substitution	Section 5.22(e)
Straddle Period	Section 5.6(d)
Supporting Documentation	Section 5.6(e)
Tax Claim	Section 5.6(g)
Terminating Buyer Breach	Section 7.1(c)
Terminating Seller Breach	Section 7.1(b)
Termination Date	Section 7.1
Transferring Employees	Section 5.27(a)
UPS Pension Plan	Section 5.27(a)
Vesting Service	Section 5.27(a)
Workers’ Compensation Claim	Section 5.24(a)

Section 1.3Construction

.

(a)Unless the context of this Agreement otherwise clearly requires, (i) references to the plural include the singular and references to the singular include the plural, (ii) references to one gender include the other gender, (iii) the words “include,” “includes” and “including” do not limit the preceding terms or words and shall be deemed to be followed by the words “without limitation”, (iv) the terms “hereof”, “herein”, “hereunder”, “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, (v) the terms “day” and “days” mean and refer to calendar day(s) and (vi) the terms “year” and “years” mean and refer to calendar year(s).

(b)Unless otherwise set forth in this Agreement, references in this Agreement, including the Exhibits and Schedules, to any document, instrument or agreement (including this Agreement) (i) includes and incorporates all exhibits, schedules and other attachments thereto, (ii) includes all documents, instruments or agreements issued or executed in replacement thereof and (iii) means such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified or supplemented from time to time in accordance with its terms and in effect at any given time.  All Article, Section, Exhibit and Schedule references herein are to Articles, Sections, Exhibits and Schedules of this Agreement, unless otherwise specified.

(c)Each of the Parties acknowledges that it has been represented by independent counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with consent and upon the advice of said independent counsel.  Each Party and its counsel cooperated in the drafting and preparation of this Agreement, the documents referred to herein and this Agreement shall not be construed as if prepared by one of the Parties, but rather according to its fair meaning as a whole, as if all Parties had prepared it.  Accordingly, any rule of Law or any legal decision that would require interpretation of any ambiguities in this Agreement against the party that drafted it is of no application and is hereby expressly waived.

ARTICLE II

PURCHASE AND SALE

Section 2.1Purchase and Sale of Shares

.  Subject to the terms and conditions of this Agreement, at the Closing, pursuant to the Share Transfer Agreement, Seller will sell, convey, assign, transfer and deliver to Buyer, and Buyer will purchase, acquire and accept from Seller, all of Seller’s right, title and interest in and to the Shares.

Section 2.2Purchase and Sale of Transferred Assets and Liabilities

.

(a)Transferred Assets and Liabilities.  Subject to the terms and conditions of this Agreement, at or prior to the Closing, pursuant to the Bill of Sale, Assignment and Assumption Agreement, Seller and its Affiliates (other than the Company) will sell, convey, assign, transfer and deliver to the Company or at Buyer’s election, the Buyer or its designee, and the Company, Buyer or its designee shall purchase, acquire and accept, all of the Transferred Assets and assume, agree to pay, discharge and perform in accordance with their terms all of the Transferred Liabilities as the same shall exist immediately prior to the Closing; provided, that the actions to be taken under this Section 2.2(a) are subject to the exclusions set forth in Section 2.2(b) and Section 2.2(c); and, provided, further, that the Business Real Property that is Seller Business Real Property will be transferred to the Company prior to the Closing pursuant to Section 5.12(b).

(b)Excluded Assets.  Buyer understands and agrees that the following assets and properties of Seller and its Affiliates (the “Excluded Assets”) shall be retained by Seller and its Affiliates (other than the Company), and shall be excluded from the Transferred Assets (if held by Seller or an Affiliate of Seller that is not the Company) or, to the extent an asset of the Company, shall be transferred out of the Company prior to the Closing, notwithstanding any other provision of this Agreement:

(i)the Corporate Shared Services;

(ii)(A) all cash on hand or held by any bank or other third Person (other than any Closing Cash reflected on the Final Closing Statement) and other amounts excluded from Current Assets in the Accounting Principles, and (B) all rights to any bank accounts other than any Transferred Bank Accounts;

(iii)all of Seller’s and its Affiliates’ (other than the Company) right, title and interest in any real property that is not Seller Business Real Property, including any Seller Retained Real Property, and to the extent applicable, all such right, title and interest under any related lease, and all improvements, fixtures and appurtenances thereto and rights in respect thereof;

(iv)Tax assets (including any rights to any Tax refunds or credits) and all Tax Returns (other than Tax Returns of the Company, excluding any Combined Tax Returns);

(v)any Employee Benefit Plans and Contracts (including any retirement plan (qualified or non-qualified) and other post-employment benefits, including retiree medical plans, programs, arrangements and agreements and employment Contracts with

Transferred Employees) sponsored or maintained by Seller or its Affiliates (other than any Company Benefit Plans or Employee Benefit Plans which are sponsored or maintained by the Company exclusively for its employees, former employees or other current or former service providers) and any trusts and other assets related thereto; provided, however, that, for the avoidance of doubt, Seller and its Affiliates shall retain all assets with respect to the UPS Pension Plan, the UPS Retirement Plan and the UPS Retired Employees Health Care Plan;

(vi)all Insurance Policies held by Seller or any of its Affiliates other than the Company;

(vii)all Actions (including counterclaims) and defenses against third parties relating to any of the Excluded Assets or the Excluded Liabilities as well as any books, records and privileged information relating thereto;

(viii)all Intellectual Property of Seller or any of its Affiliates that is not used exclusively in the Business, including the Seller Registered Intellectual Property;

(ix)any interest of Seller or any Affiliate of Seller (other than the Company) under this Agreement or in any document, certificate or instrument delivered pursuant to or in connection with this Agreement;

(x)any personnel and employment records for employees and former employees of Seller or any Affiliate of Seller (other than the Company);

(xi)any other assets, properties, rights, Contracts and claims of Seller or any of its Affiliates (other than the Company) that are not primarily related to the Business, wherever located, whether tangible or intangible, real, personal or mixed;

(xii)except to the extent accruing following the Closing pursuant to agreements that remain outstanding pursuant to Section 5.11, any intercompany accounts receivable (including trade accounts receivable) or other loan, Contract or advance by Seller or any of its Affiliates to the Company;

(xiii)(A) all corporate minute books (and other similar corporate records) and stock records of Seller (but not of the Company and all of its predecessors), (B) any books and records relating to the Excluded Assets and Excluded Liabilities, and (C) any books, records or other materials that Seller (1) is required by Law to retain, (2) reasonably believes are necessary to enable Seller to prepare and/or file Tax Returns (copies of which will be made available to Buyer upon Buyer’s reasonable request, to the extent related to the Company) or (3) is prohibited by Law from delivering to Buyer, provided that unless prohibited by Law, Seller will afford Buyer and the Company access to and copies of any such books, records, and other materials retained by Seller to the extent reasonably requested by Buyer or the Company for a proper purpose;

(xiv)any Equity Interests of any Person other than the Shares;

(xv)the real property set forth on Schedule 2.2(b)(xv); and

(xvi)all assets set forth on Schedule 2.2(b)(xvi).

Notwithstanding anything to the contrary set forth in this Agreement or in any document, certificate or instrument delivered pursuant to or in connection with this Agreement, Buyer acknowledges and agrees that all of the following shall remain the property of Seller and its Affiliates, and neither Buyer nor any of its Affiliates (including, after the Closing, the Company) shall have any interest therein: (w) all records and reports prepared or received by Seller or any of its Affiliates in connection with the sale of the Business and the transactions contemplated by this Agreement, including all analyses relating to the Business or Buyer so prepared or received; (x) all confidentiality Contracts with prospective purchasers of the Business or any portion thereof; (y) all bids and expressions of interest received from prospective purchasers of the Business or any portion thereof with respect thereto; and (z) all privileged materials, documents and records in the possession of any of Seller or any of its Affiliates to the extent such materials, documents and records are (A) not exclusively related to the Business or (B) related to any Excluded Asset or Excluded Liability; provided, that the materials, documents and records in clause (z) shall be made available to Buyer, the Company or any post-Closing Affiliate of either (subject to entering into a confidentiality agreement and/or a joint defense agreement if so requested by Seller) if any such Person becomes subject to any Action and such materials, documents or records are necessary for Buyer, the Company or such Affiliate (as applicable) to defend such Action.  Buyer further acknowledges and agrees that, with respect to any Action between Seller or one of its Affiliates on the one hand, and Buyer or the Company (following the Closing) on the other hand, only Seller or its applicable Affiliates may waive any evidentiary privilege that may attach to a pre-Closing communication that is determined by a court of competent jurisdiction to be subject to attorney-client privilege, and neither Buyer nor the Company (following the Closing), nor any of their Affiliates, shall have the right to compel disclosure of such privileged information.

(c)Excluded Liabilities.  Notwithstanding anything in Section 2.2(a) or in any other provision of this Agreement or any document, certificate or instrument delivered pursuant to or in connection with this Agreement to the contrary, (i) Buyer is not assuming or agreeing to pay or discharge,  (ii)  Seller is retaining, and/or assuming and agreeing to pay and discharge when due, and (iii) the Company shall not have any Liability for, in each case as appropriate, any of the following Liabilities of Seller or its Affiliates (all such Liabilities being herein referred to as the “Excluded Liabilities”):

(i)other than as reflected in the Final Closing Statement, any Indebtedness of Seller or any of its Affiliates (other than the Company);

(ii)any Liability to the extent relating to or to the extent arising under any Excluded Asset or the Retained Businesses, including any Tax Liability relating to the transfer of any Excluded Assets out of the Company or assumption of any Excluded Liabilities by Seller or its Affiliates prior to the Closing;

(iii)any Transaction Expenses incurred by Seller or any of its Affiliates (including the Company);

(iv)except to the extent accruing following the Closing pursuant to agreements that remain outstanding pursuant to Section 5.11, any Liability of the Company for any

intercompany accounts payable to Seller or any Affiliate of Seller (including trade accounts payable), or other loan, Contract or advance by Seller or its Affiliates to the Company;

(v)any Liability associated with or arising under all of UPS qualified retirement plans, including the Teamsters/UPS National 401(k) Tax Deferred Savings Plan, the UPS Pension Plan, the UPS Retirement Plan, the UPS 401(k) Savings Plan and the UPS Retired Employees Health Care Plan, except to the extent such Liability under the UPS Pension Plan or UPS Retirement Plan relates solely to assets under such plans that may be rolled over by, and at the election of, any of the Transferred Employees in accordance with the applicable terms and condition of such plans to comparable plans of Buyer following the Closing Date;

(vi)those Liabilities that are the responsibility of Seller pursuant to Sections 5.23 and 5.24; and

(vii)all Liabilities for Taxes of Seller and its Affiliates (excluding the Company) and all Liabilities for Taxes of the Company to the extent of the indemnification obligations set forth in Section 8.1(d).

Section 2.3Assignment of Contracts and Rights

.  Notwithstanding any other provision of this Agreement to the contrary, this Agreement shall not constitute an agreement to assign or transfer any of the Transferred Assets and Liabilities or any claim or right or any benefit arising thereunder or resulting therefrom if (a) an attempted assignment or transfer thereof, without the consent of a third party thereto, would constitute a breach or other contravention thereof or a violation of Law or would in any way adversely affect the rights of Buyer thereunder and (b) such consent is not obtained prior to the Closing.  Subject to Section 5.2(a), Seller will use its commercially reasonable efforts to obtain the consent of the other parties to any such Transferred Assets and Liabilities or any claim or right or any benefit arising thereunder for the assignment thereof as Buyer may request (in each case, at Buyer’s cost).  If such consent is not obtained, or if an attempted transfer or assignment thereof would be ineffective or a violation of Law or would adversely affect the rights of the Company, Buyer, or its designee (as assignee of Seller or any Affiliate thereof) thereto or thereunder so that such assignee would not in fact receive all such rights, each Party will, subject to Section 5.2(a), enter into any arrangement reasonably requested by the other Party (provided Buyer shall reimburse Seller for all reasonable and documented out-of-pocket expenses incurred by Seller arising from, in connection with or otherwise with respect to actions taken by Seller at Buyer’s request pursuant to this Section 2.3) under which (i) Buyer would, in compliance with Law, receive the benefits and assume the obligations and bear the economic burdens associated with such Transferred Assets and Liabilities, claim, right or benefit in accordance with this Agreement, including subcontracting, sublicensing or subleasing to such party, and (ii) Seller would enforce for the benefit of the Company, Buyer, or its designee any and all of its rights against a third party associated with such Transferred Assets and Liabilities, claim, right or benefit, and Seller would promptly pay to such party when received all monies received by Seller under any Transferred Assets and Liabilities, claim, right or benefit.

Section 2.4Closing Purchase Price; Closing Date Statement

.

(a)Closing Purchase Price.  The aggregate purchase price to be paid by Buyer at the Closing for all of the Shares and the Transferred Assets and Liabilities shall be an amount equal to (i) the Base Purchase Price, plus (ii) the Estimated Net Working Capital Adjustment, plus (iii) Estimated Closing Cash, minus (iv) the Estimated Completion Bonus Amount, minus (v) Estimated Closing Indebtedness, minus (vi) the lesser of (A) fifty percent (50%) of the premium for the R&W Policy, or (B) $1,500,000, minus (vii) the Estimated Transaction Expenses (the “Closing Purchase Price”).

(b)Closing Date Statement.  On or before the date that is two (2) Business Days prior to the anticipated Closing Date, Seller shall cause the Company to deliver to Buyer a statement (the “Closing Date Statement”) setting forth the Company’s good faith calculation of (i) the Estimated Net Working Capital and the Estimated Net Working Capital Adjustment based thereon, (ii) Estimated Closing Cash, (iii) by lender, Estimated Closing Indebtedness, and (iv) the resulting calculation of the Closing Purchase Price, in each case, with such reasonable specificity, schedules and data with respect to such determination set forth therein as may be appropriate to support the calculations therein.  Following the Closing, the Parties will use commercially reasonable efforts to cause Willis Towers Watson to deliver to Seller the WTW Actuarial Report, and promptly following receipt of the WTW Actuarial Report by Seller, Seller will deliver a copy of the WTW Actuarial Report to Buyer.

Section 2.5Closing

.  Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) shall occur as promptly as possible, and in any event no later than three (3) Business Days following the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions to the obligations of the Parties set forth in Article VI (other than those conditions that by their nature are to be fulfilled at the Closing, but subject to the satisfaction or waiver (to the extent permitted by applicable Law) of such conditions) or on such other date as Seller and Buyer may agree in writing; provided, however that the Closing shall not occur prior to April 30, 2021.  The date of the Closing shall be referred to herein as the “Closing Date”.  The Closing shall take place at the offices of King & Spalding LLP located at 1180 Peachtree Street, N.E., Atlanta, Georgia 30309, or by remote exchange of signatures and documents, at 10:00 a.m. Atlanta, Georgia time, or at such other place or at such other time as Seller and Buyer may agree.  Notwithstanding the fact that the deliveries contemplated by Section 2.6 and Section 2.7 will occur on the Closing Date, the Closing will be deemed to be effective as of the Valuation Time.

Section 2.6Deliveries by Seller

.  At the Closing, Seller will deliver or cause to be delivered to Buyer (unless delivered previously) the following:

(a)the executed Ancillary Agreements;

(b)a certificate of non-foreign status that complies with Treasury Regulations Section 1.1445-2(b)(2);

(c)the Payoff Letters;

(d)the certificates and other documents required to be delivered pursuant to Section 6.3; and

(e)a secretary’s certificate certifying (i) that the board of directors of Seller or Parent has executed resolutions ratifying the signature of this Agreement and authorizing the sale of the Shares and the other transactions contemplated hereby, and (ii) the existence or good standing in its jurisdiction of organization for each of the Seller, the Parent and the Company.

Section 2.7Deliveries by Buyer

.

(a)At the Closing, Buyer will deliver or cause to be delivered to Seller the following:

(i)the executed Ancillary Agreements;

(ii)a duly executed and delivered copy of the R&W Policy; and

(iii)the certificates and other documents required to be delivered pursuant to Section 6.2;

(iv)a secretary’s certificate certifying (i) that the board of directors of Buyer or Guarantor has executed resolutions ratifying the signature of this Agreement and authorizing the purchase of the Shares and the other transactions contemplated hereby, and (ii) the existence or good standing in its jurisdiction of organization for each of the Buyer and the Guarantor.

(b)At the Closing, Buyer shall pay to Seller an amount equal to the Closing Purchase Price by wire transfer in immediately available funds to the account or accounts designated to Buyer in writing by Seller prior to the Closing.

(c)At the Closing, Buyer shall pay to the Company, on behalf of Seller, the Completion Bonus Amount for distribution in accordance with the Company’s standard payroll procedures to the Completion Bonus Employees eligible to receive completion bonuses in accordance with such Completion Bonus Employee’s completion bonus award agreement (and Buyer will cause the Company to pay such bonuses in accordance with such agreements).

(d)At the Closing, on behalf of Seller, Buyer shall pay to the respective accounts set forth in the Payoff Letters, the applicable portion of the Estimated Closing Indebtedness.

Section 2.8Post-Closing Adjustment

.

(a)No later than the later of the date (x) sixty (60) days after the Closing Date or (y) thirty (30) days after receiving from Seller the Closing Date Balance Sheet pursuant to Section 5.20 and all information reasonably required to prepare the following items to the extent such information is required to be provided under the Transition Services Agreement, Buyer shall prepare and deliver to Seller a statement calculating the (i) Net Working Capital and the Net Working Capital Adjustment based thereon, (ii) Closing Cash, (iii) the Completion Bonus Amount, (iv) Closing Indebtedness, and (v) the resulting calculation of the Final Purchase Price, together with reasonable supporting detail and documentation (the “Preliminary Closing Statement”).  Buyer will (A) permit, and will cause the Company to permit, Seller and its advisors and representatives reasonable and timely access to the books, records, properties, premises, work papers, personnel and other information of the Business to permit Seller and its advisors to review the Preliminary Closing Statement or to address any dispute described in this Section 2.8 (provided, however, that any such investigation shall be conducted during normal business hours under the supervision of the applicable personnel of Buyer or the Company and not interfere unreasonably with the operations of the Business), and (B) cooperate, and will cause the Company to cooperate, with Seller and its advisors and representatives in connection with such review or any dispute, including providing on a timely basis other information reasonably necessary or useful in connection with the review of the Preliminary Closing Statement as is reasonably requested by Seller or its advisors or representatives.  The Parties agree that the purpose of preparing and calculating the Net Working Capital, Closing Cash, and Closing Indebtedness hereunder is to measure changes in Net Working Capital, Closing Cash, and Closing Indebtedness without the introduction of new or different accounting methods, policies, practices, procedures, classifications, judgments or estimation methodologies from the Accounting Principles.  The Preliminary Closing Statement and the calculation of the Net Working Capital, Closing Cash, and Closing Indebtedness contained therein shall entirely disregard (x) any and all effects on the assets or Liabilities of the Business as a result of the transactions contemplated hereby or of any financing or refinancing arrangements entered into at any time by Buyer or any other transaction entered into by Buyer in connection with the consummation of the transactions contemplated by this Agreement and (y) any of the plans, transactions or changes that Buyer intends to initiate or make or cause to be initiated or made after the Closing with respect to the Business, or any facts or circumstances that are unique or particular to Buyer or any of its assets or Liabilities.

(b)Seller shall, within sixty (60) days following its receipt of the Preliminary Closing Statement, accept or reject the calculations of Net Working Capital, Closing Cash, and Closing Indebtedness set forth therein.  If Seller disagrees with the Preliminary Closing Statement or the calculations of Net Working Capital, Closing Cash, or Closing Indebtedness set forth therein, then Seller shall give written notice to Buyer of such dispute and any reason therefor within such sixty (60)-day period.  Should Seller fail to notify Buyer of a dispute within such sixty (60)-day period, Seller shall be deemed to agree with Buyer’s calculations.  In the event there is a dispute, Buyer and Seller shall attempt to reconcile their differences, and any resolution by them as to any disputed amounts shall be final, binding and conclusive on the Parties.  If Seller and Buyer are unable to reach a resolution with such effect within thirty (30) days after the receipt by Buyer of Seller’s written notice of dispute, Seller and Buyer shall submit the items remaining in dispute for resolution to Ernst & Young or, if Ernst & Young is unwilling or unable to serve, to a nationally recognized accounting firm mutually agreed upon by Seller and Buyer (such identified or selected firm, the “Independent Accountant”).  The Independent Accountant shall act as an expert, and not an arbitrator, and shall use commercially reasonable efforts to issue its report as to all matters in dispute (and only such matters) and the determination of the Net Working Capital and the Net Working Capital Adjustment based thereon and/or Closing Cash and Closing Indebtedness within thirty (30) days after such dispute is referred to the Independent Accountant.  The Independent Accountant shall not have the power to modify or amend any term or provision of this Agreement.  Buyer on the one hand, and Seller on the other hand, shall bear all costs and expenses incurred by them in connection with such expert review, except that the fees and expenses of the Independent Accountant hereunder shall be borne by Buyer, on the one hand, and Seller, on the other hand, in the same proportion that the aggregate amount of such remaining disputed items so submitted to the Independent Accountant that is unsuccessfully disputed by each such Party (as finally determined by the Independent Accountant) bears to the total amount of such remaining disputed items so submitted.  This provision shall be specifically enforceable by the Parties, and the decision of the Independent Accountant in accordance with the provisions hereof shall be final and binding with respect to the matters so arbitrated and there shall be no right of appeal therefrom.

(c)The Preliminary Closing Statement shall be deemed final (the “Final Closing Statement”) upon the earliest of (i) the failure of Seller to notify Buyer of a dispute within sixty (60) days of Seller’s receipt of the Preliminary Closing Statement, (ii) the resolution of all disputes, pursuant to Section 2.8(b), by Seller and Buyer or (iii) the resolution of all disputes, pursuant to Section 2.8(b), by the Independent Accountant.  The Final Closing Statement will be prepared in accordance with the agreement of Buyer and Seller pursuant to Section 2.8(b), and if and to the extent any disputes are submitted to the Independent Accountant pursuant to Section 2.8(b), the decision of the Independent Accountant.

(d)Within five (5) Business Days following the determination of the Final Closing Statement in accordance with Section 2.8(c):

(i)If the Closing Purchase Price exceeds the Final Purchase Price, Seller shall pay to Buyer the amount by which the Closing Purchase Price exceeds the Final Purchase Price by wire transfer in immediately available funds to one or more accounts designated in writing by Buyer.

(ii)If the Final Purchase Price exceeds the Closing Purchase Price, Buyer shall pay to Seller the amount by which the Final Purchase Price exceeds the Closing Purchase Price by wire transfer in immediately available funds to one or more accounts designated in writing by Seller.

(e)The Parties agree that any adjustment as determined pursuant to this Section 2.8 will be treated as an adjustment to the purchase price for all Tax purposes, except as otherwise required by Law.

Section 2.9Purchase Price Allocation

.  Within sixty (60) days after the Final Purchase Price shall have been deemed to be final pursuant to Section 2.8, Seller shall deliver to Buyer a schedule that reasonably allocates the Final Purchase Price (together with any assumed Liabilities and any other items required to be taken into account as purchase consideration for U.S. federal income Tax purposes) among the Shares and the Transferred Assets in accordance with Sections 1060 and 338 of the Code and the Treasury Regulations promulgated thereunder (the “Allocation Schedule”).  Buyer shall have a period of twenty (20) days after the delivery of the Allocation Schedule (the “Response Period”) to present in writing to Seller notice of any objections Buyer may have to the allocation set forth therein (an “Objections Notice”).  Unless Buyer timely objects, such Allocation Schedule shall be binding on the Parties without further adjustment, absent manifest error.  If Buyer delivers an Objections Notice within the Response Period, Buyer and Seller shall negotiate in good faith and use all reasonable best efforts to resolve such dispute.  If the Parties fail to agree within fifteen (15) days after the delivery of the Objections Notice, then the disputed items shall be resolved by the Independent Accountant, whose determination shall be final and binding on the Parties.  The Independent Accountant shall resolve the dispute within thirty (30) days after the item has been referred to it.  The costs, fees and expenses of the Independent Accountant shall be borne equally by Buyer and Seller.  Except as otherwise required by a final determination (within the meaning of Section 1313(a) of the Code or similar provision of applicable Tax Law), (a) Buyer and Seller shall (and shall cause their respective Affiliates to) report the national, federal, state, provincial and local income and other Tax consequences of the transactions contemplated by this Agreement in a manner consistent with the Allocation Schedule, and (b) neither Buyer nor Seller shall (and neither party shall permit its respective Affiliates to) take a position inconsistent with the Allocation Schedule on any Tax Return or filings (including any forms required to be filed pursuant to Section 1060 or 338 of the Code).  Each of Buyer and Seller shall cooperate with the other in preparing IRS Form 8594 or any equivalent statements required by any Governmental Entity charged with the collection of any income Tax for filing within a reasonable period before its filing due date.

ARTICLE III

REPRESENTATIONS AND WARRANTIES RELATING TO THE COMPANY, SELLER AND THE TRANSFERRED ASSETS AND LIABILITIES

Subject to the terms and conditions set forth in this Agreement, Seller hereby represents and warrants to Buyer as follows:

Section 3.1Organization

.  Seller is duly incorporated, validly existing and in good standing under the Laws of the State of Delaware.  The Company is duly formed, validly existing and in good standing under the Laws of the State of Virginia.  Each of Seller (as it relates to the Covered Business) and the Company have in all material respects all requisite power and authority to own, lease and operate its properties and to carry on its business as conducted on the date hereof.  The Company is duly qualified or registered as a foreign business organization, as applicable, to transact business under the Laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration, except where the failure of such qualification or registration would not, individually or in the aggregate, have a Material Adverse Effect.

Section 3.2Authority

.  Seller has the requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which Seller is a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. This Agreement and the Ancillary Agreements to which Seller is a party have been duly authorized, executed and delivered by Seller and, when duly authorized, executed and delivered by all other parties hereto, constitute the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with their terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

Section 3.3Ownership of Shares

.  Seller owns, beneficially and of record, all of the Shares, free and clear of all Liens (other than those arising pursuant to applicable securities Laws), and Seller has full right, power, and authority to transfer the Shares to Buyer, free and clear of all Liens (other than those arising pursuant to applicable securities Laws).

Section 3.4Capitalization

.  The authorized Equity Interests of the Company consist of five thousand (5,000) shares of common stock, par value $1.00 per share. The Shares constitute all of the issued and outstanding Equity Interests of the Company, are validly issued, fully paid, nonassessable and free of preemptive rights.  There are no options, warrants, convertible securities or other rights or Contracts of any character relating to the Shares or obligating the Company, Seller or any of its Affiliates to issue or sell any Equity Interests of the Company, or any securities or obligations convertible into or exchangeable for, any Equity Interests of the Company.  There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any Equity Interests in the Company or to make any investment (in the form of a loan, capital contribution or otherwise) in any other Person.

Section 3.5Subsidiaries

.  The Company does not have any Subsidiaries or ownership in any other entities.

Section 3.6Consents and Approvals; No Violations

.  Except as set forth on Schedule 3.6 and subject to the applicable requirements of the HSR Act, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will: (a) conflict with or result in any breach of any provision of the Charter Documents of Seller or the Company, or with any resolution or authorization adopted by Seller or any governing body or equity holders of Seller or the Company; (b) require any filing with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Entity; (c) violate, conflict with or result in a default under, or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any note, mortgage, other evidence of Indebtedness of Seller or the Company, guarantee, License of the Company or Business Contract; or (d) violate any Law or Order applicable to the Business; excluding from the foregoing clauses (b), (c) and (d) such requirements, violations, conflicts, defaults or rights (i) which would not, individually or in the aggregate, reasonably be expected to be material to the Business and would not materially and adversely affect the ability of Seller to consummate the transactions contemplated by this Agreement, or (ii) which become applicable as a result of the business or activities in which Buyer is or proposes to be engaged or as a result of any acts or omissions by, or the status of or any facts pertaining to, Buyer.  To the Knowledge of Seller, neither the performance of this Agreement or any of the Ancillary Agreements will constitute a violation of any applicable Law.

Section 3.7Financial Statements

.

(a)Seller has made available to Buyer copies of the Financial Statements.  Except as set forth on Schedule 3.7, the Financial Statements have been prepared in all material respects in accordance with GAAP from the books, records and accounts of the Business (which books, records and accounts are complete and correct and have been maintained in accordance with sound business practices), consistently applied throughout the periods indicated.  Except as set forth on Schedule 3.7 or in the Accounting Principles, (i) each balance sheet included in the Financial Statements fairly presents in all material respects the financial position of the Business as of the date of such balance sheet, and each statement of income included in the Financial Statements fairly presents in all material respects the results of operations of the Business for the periods set forth therein, in each case in accordance with GAAP consistently applied during the periods involved, subject in the case of the Interim Financial Statements, to normal and recurring year-end adjustments and the absence of notes, none of which are material, individually or in the aggregate.

(b)The Company is not obligated to pay any Transaction Expenses other than as are included in the Estimated Transaction Expenses.

(c)The Business maintains a system of internal accounting controls sufficient to provide reasonable assurance that transactions are recorded only in accordance with the general or specific authorization of management and are recorded as reasonably necessary to permit preparation of financial statements and to maintain asset accountability.  Since September 30, 2020, there has not been any fraud at the Business (whether or not material) that involved management or other employees who have or had a significant role in financial reporting.

Section 3.8No Undisclosed Liabilities

(a).  Except as set forth on Schedule 3.8, (a) the Company does not have any Liability required to be shown in the Financial Statements in accordance with GAAP that is not shown, other than (i) those for which (in the aggregate) adequate reserves exist and are reflected on the face of the unaudited balance sheet as of September 30, 2020, included in the Financial Statements (the “Most Recent Balance Sheet”), (ii) those incurred in the Ordinary Course since the date of the Most Recent Balance Sheet (it being understood that in no event shall any Liability resulting from tortious conduct, infringement, violation of Law or breach of Contract be deemed to have been incurred in the Ordinary Course), (iii) those arising under Contracts entered into in the Ordinary Course and that do not arise out of a breach of any Contract by the Company, and (iv) those taken into account in calculating Net Working Capital as finally determined pursuant to Section 2.8, and (b) the Company has not guaranteed the payment obligations of any third party.

Section 3.9Absence of Certain Changes

.  Except as set forth on Schedule 3.9, since the Balance Sheet Date and through the Closing Date:

(a)Seller and the Company have conducted the Business in all material respects in the Ordinary Course, other than as may relate to any COVID-19 Measures;

(b)other than as may relate to any COVID-19 Measures, the Business has not (i) materially increased the compensation payable or to become payable by the Business to any employee of the Business, except for merit and seniority increases made in the Ordinary Course or required by any collective bargaining agreement, (ii) granted any new, or increased any, bonus or severance arrangement to any officer of the Business or (iii) established or amended any Employee Benefit Plan;

(c)other than as may relate to any COVID-19 Measures, there has been no acquisition of, nor any disposition, casualty, loss, damage or destruction (whether or not covered by insurance) of, any property or line of business that individually or in the aggregate is material to the Business;

(d)there has been no material change in the accounting methods or practices of the Business or any change in depreciation or amortization policies or rates theretofore adopted by the Business other than as required by GAAP;

(e)the Business has not materially delayed or postponed the payment of accounts payable, accrued claims, or other Liabilities, or waived, settled, or compromised any accounts receivable, debt or other rights outside the Ordinary Course;

(f)except (x) as required by Law, (y) as otherwise contemplated by this Agreement, or (z) as consented to by Buyer, Seller has caused the Company not to:

(i)amend its Charter Documents;

(ii)authorize for issuance, issue, sell, pledge, encumber or deliver or agree or commit to issue, sell, pledge, encumber or deliver any of its Equity Interests, or issue any options, warrants, rights, or other securities convertible into, exchangeable for or representing a right to purchase or receive, or enter into any contract with respect to the issuance of, its Equity Interests;

(iii)(A) split, combine or reclassify any of its Equity Interests, (B) declare, set aside or pay any equity dividend or other equity distribution in respect of its Equity Interests or (C) redeem or otherwise acquire any of its Equity Interests;

(iv)(i) incur any material Indebtedness or operating lease, or guarantee any material Indebtedness or operating lease of another Person which will continue after the Closing, issue or sell any debt securities or warrants or other rights to acquire any debt securities, guarantee any debt securities of another Person, or (ii) make any loans, advances or capital contributions to, or investments in, any other Person, except for advancement of expenses in the Ordinary Course;

(v)sell or dispose of any of its assets or the Transferred Assets and Liabilities, or acquire any material assets or line of business, except in the Ordinary Course or as it may relate to any COVID-19 Measures;

(vi)mortgage, pledge or subject to any Lien (other than Permitted Liens) any asset of the Company or any asset included in the Transferred Assets and Liabilities;

(vii)except in the Ordinary Course, as may relate to any COVID-19 Measures, or as required by applicable Law, enter into or materially amend any employment, bonus, severance or retirement Contract, or materially increase any salary or other form of compensation payable or to become payable to any of its executives or employees or pay any special bonus to its executives or employees, except for payments under those Contracts or Company Benefit Plans disclosed in the Schedules;

(viii)amend, cancel or terminate any existing Lease or Business Contract, except in the Ordinary Course and except for renewals in the Ordinary Course;

(ix)make, amend or revoke any material Tax election; or

(x)agreed in writing, or otherwise, to take any action described in this Section 3.9(f); and

(g)except (x) as required by Law, (y) as otherwise contemplated by this Agreement, or (z) as consented to by Buyer, Seller has not:

(i)sold, pledged, encumbered or delivered or agreed to commit to sell, pledge, encumber or deliver the Shares;

(ii)sold or disposed of any of the Transferred Assets and Liabilities, except in the Ordinary Course or as it may relate to any COVID-19 Measures;

(iii)mortgaged, pledged or subjected to any Lien or security interest (other than Permitted Liens) any asset included in the Transferred Assets and Liabilities, except in the Ordinary Course;

(iv)with respect to the Company, made, amended or revoked any material Tax election; or

(v)agreed in writing, or otherwise, to take any action described in this Section 3.9(g).

Section 3.10Assets

.

(a)Except as set forth on Schedule 3.10 and for the Corporate Shared Services, the assets of the Company and the Transferred Assets together constitute all of the assets necessary to operate the Business in substantially the same manner operated as of the date hereof.  Nothing in this Section 3.10 shall be construed to be a representation or warranty regarding infringement of third party Intellectual Property, which is governed exclusively by Section 3.12(f).

(b)The Company has valid and marketable title to, or a valid leasehold interest in, all of its assets.  Seller has valid and marketable title to, or a valid leasehold interest in, all of the Transferred Assets.  As of the Closing, the assets of the Company and the Transferred Assets will be free and clear from all Liens other than Permitted Liens.

(c)The tangible assets of the Company and the tangible assets which are Transferred Assets are adequate for the purposes for which such property and assets are currently used or are held for use, conform in all material respects to all Laws applicable thereto, and are in good repair and operating condition in all material respects (subject to normal wear and tear).

Section 3.11Real Property

.

(a)Schedule 3.11(a) sets forth a correct and complete list of (i) real property owned by the Company, and (ii) the parcels of real property that are Seller Business Real Property and are owned by Seller or one of its Affiliates other than the Company, in each case, excluding any Seller Retained Real Property (the “Owned Real Property”).  The Company, Seller or such Affiliate, as applicable, has (and as of the Closing the Company will have) good and valid, fee simple title in and to the Owned Real Property, free and clear of all Liens other than Permitted Liens. As of the Closing, the Company will have good and valid, fee simple title in and to the Seller Business Real Property, free and clear of all Liens other than Permitted Liens.

(b)Schedule 3.11(b) lists the street address of real property (i) leased or subleased by the Company, and (ii) the parcels of real property that are Seller Business Real Property and are leased or subleased by Seller or one of its Affiliates other than the Company, in each case, excluding any Seller Retained Real Property (each, a “Leased Real Property” and collectively, the “Leased Real Properties”, and together with the Owned Real Property, the “Business Real Property”, it being understood that in no event will the Business Real Property include any Seller Retained Real Property), and sets forth the name of the landlord and the name of the entity holding such leasehold interest.  True, correct and complete copies of all leases and amendments thereto with respect to the Leased Real Property (individually, a “Lease” and collectively, the “Leases”) have been made available to Buyer in the virtual data room maintained by the Seller.

(c)Except as set forth on Schedule 3.11(c), with respect to each Leased Real Property, the Lease for such Leased Real Property is legal, valid, binding, enforceable and in full force and effect in all material respects in accordance with its respective terms with respect to the Company, Seller or Seller’s Affiliate, as applicable, and, to the Knowledge of Seller, the other party thereto, assuming the due authorization, execution and delivery by such other party, subject to bankruptcy, insolvency, reorganization, moratorium or similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity.  Neither the Company or Seller, nor to the Knowledge of Seller any other party thereto, is in breach of or default under any Lease in any material respect, and, and to the Knowledge of Seller, no event has occurred and no circumstance exists (or with respect to the execution of this Agreement and the Closing of the transactions contemplated hereby, will exist) which, if not remedied, and whether with or without notice or the passage of time or both, would result in such a breach or default in any material respect or give any party to such Lease any rights of termination, acceleration or modification, except to the extent such breach or default would not reasonably be expected to be material to the Business.

(d)Except as set forth on Schedule 3.11(d), the Business Real Property constitutes all of the real property owned or leased by the Company in connection with the Business.

(e)Except as set forth on Schedule 3.11(e), to the Knowledge of Seller, there are no condemnation or appropriation or similar proceedings pending or threatened against any of the Business Real Property or the improvements thereon, which, if occurring, would reasonably be expected to be material to the Business.  Except as set forth on Schedule 3.11(e), no portion of the Business Real Property, or any building or improvement located thereon, violates any Law, including those Laws relating to zoning, building, land use, environmental, health and safety, fire, air, sanitation and noise control, except for violations that would not reasonably be expected to be material to the Business in the aggregate.  Except for the Permitted Liens, no Business Real Property is subject to (i) any Order of any Governmental Entity (or, to the Knowledge of Seller, threatened or proposed Order) or (ii) any rights of way, building use restrictions, exceptions, variances, reservations or limitations of any nature whatsoever.

(f)Neither the Seller nor the Company owes any brokerage commissions or finder’s fees with respect to any Leased Real Property Lease.

(g)The possession and quiet enjoyment of the Leased Real Property has not been disturbed.

(h)To the Knowledge of Seller, in all material respects, all structures, improvements and fixtures located on the Business Real Property are (i) structurally sound, (ii) in good operating condition and repair, subject to ordinary wear and tear (consistent with the age of such items), (iii) not in need of maintenance or repair except for ordinary routine maintenance and repair, (iv) in conformity in all material respects with all applicable Laws, and (v) located entirely on the Business Real Property.

(i)Nothing in this Section 3.11 shall be construed as a representation or warranty regarding any real property that is an Excluded Asset or any Seller Retained Real Property.

Section 3.12Intellectual Property

.

(a)Except as set forth on Schedule 3.12(a), the Company or Seller is the exclusive owner of any Company Intellectual Property and Intellectual Property included in the Transferred Assets that is owned by the Company or Seller, free and clear of all Liens, other than Permitted Liens, or possesses the rights to use the Company Intellectual Property in the Business.

(b)All of the Registered Intellectual Property that is included in the Company Intellectual Property owned by the Company or Seller are subsisting, in full force and effect, and have not expired, been cancelled, abandoned or otherwise terminated, and the registered or patented items included in such Registered Intellectual Property are valid and enforceable.  The Company or Seller has paid all maintenance fees, renewal fees or annuity expenses due for payment prior to the Closing Date for maintenance of Registered Intellectual Property that is included in the Company Intellectual Property owned by the Company or Seller.

(c)Each of the Company and Seller takes commercially reasonable actions to maintain and protect all Trade Secrets that constitute Company Intellectual Property owned by the Company or Seller.

(d)No current or former employee, consultant or independent contractor of the Company or Seller who was involved in, or who contributed to, the creation or development of the Company Intellectual Property owned by the Company or Seller has performed services for any government, university, college or other educational institution or research center during such creation or development of such Company Intellectual Property.

(e)Except as set forth on Schedule 3.12(e), neither the Company nor Seller has granted any licenses to a third party except in the Ordinary Course for use of Company Intellectual Property owned by the Company or Seller.

(f)Except as set forth on Schedule 3.12(f), neither the use of Company Intellectual Property by the Company or Seller nor the conduct of the Business in the Ordinary Course currently is, or during the past three (3) years has been, misappropriating, infringing upon or otherwise violating any Intellectual Property rights of any third party.  Except as set forth on Schedule 3.12(f), no party has filed a written claim (or, to the Knowledge of Seller, threatened to file a claim) during the three (3)-year period prior to the Closing Date against the Company or Seller (with respect to the Business) alleging that the Company or Seller has misappropriated, infringed on or otherwise violated the Intellectual Property rights of such party. To the Knowledge of Seller, no Person is infringing, misappropriating or otherwise violates any of the Company Intellectual Property owned by the Company or Seller.

(g)The Internal IT Systems used by the Company are in good repair and operating condition and are adequate and suitable in all material respects for the conduct of the Business. The Internal IT Systems used by the Company are protected by commercially reasonable security and disaster recovery arrangements.  During the two (2)-year period prior to the date hereof, there have been no failures, breakdowns or continued substandard performance of the Internal IT Systems used by the Company that have caused a material disruption or interruption in or to the use thereof or the operation of the Business.  The Company takes commercially reasonable precautions to (i) protect the confidentiality, integrity and security of the Internal IT Systems used by the Company and all information stored or contained therein or transmitted thereby from any theft, corruption, loss or unauthorized use, access, interruption or modification by any Person and (ii) ensure that such Internal IT Systems are free from any bug, virus, malware or programming error or corruption of material defect.  Nothing in this Section 3.12(g) shall be construed as a representation or warranty regarding any Internal IT Systems to the extent such Internal IT System is used to provide the Corporate Shared Services.

(h)The Company maintains commercially reasonable policies, procedures and rules regarding data privacy, protection and security that are in material compliance with all Data Privacy and Security Requirements.  The Company and the conduct of the Business are in material compliance with all applicable Data Privacy and Security Requirements.  In the two (2)-year period prior to the date of this Agreement, there have been no material violations or breaches of any Data Privacy and Security Requirements by the Company or incidents of security breaches or intrusions or unauthorized access, distribution, disclosure, destruction, disposal or use of any of the Internal IT Systems used by the Company or personally identifiable information that are in the possession of the Company.  There has been no (and the Company has not received any) written charge, challenge, complaint, claim or demand from any Person with respect to any actual or alleged violation or breach of any Data Privacy and Security Requirements or incidents of security breaches or intrusions or unauthorized access, distribution, disclosure, destruction, disposal or use of any of the Internal IT Systems used by the Company or personally identifiable information that are in the possession of the Company.

Section 3.13Litigation

.  Except as set forth on Schedule 3.13, there is no Action pending or, to the Knowledge of Seller, threatened against the Business by or before any Governmental Entity, that is material to the Business, taken as a whole.  Except as set forth on Schedule 3.13, there are no unsatisfied judgments, settlements, penalties or awards against or affecting the Company or relating to the Business and the Business is not subject to any outstanding Order other than an Order that would not reasonably be expected to be material to the Business.

Section 3.14Compliance with Applicable Law

.

(a)Except as set forth on Schedule 3.14, the Business is, and during the past three (3) years has been, in compliance with all applicable Laws and Orders, in all material respects.  Except as set forth on Schedule 3.14, (i) during the three (3)-year period prior to the date hereof, the Business has not been charged with, the Business has not received any written notice that it is under investigation with respect to, and the Business is otherwise not now under investigation with respect to, any violation of any applicable Law or other requirement of a Governmental Entity, and (ii) the Business has filed all reports and has all Licenses required to be filed with any

Governmental Entity as of the date hereof, in each case, except as would not reasonably be expected to be material to the Business.

(b)The Company is in compliance with all applicable Customs and International Trade Laws, in all material respects, and at no time in the last three (3) years has the Company committed any violation of the Customs and International Trade Laws of those countries in which the Company conducts business, and there are no unresolved questions or claims concerning any liability of the Company with respect to any such Laws.  Without limiting the foregoing, the Company has not received any written notice that it is subject to any civil or criminal investigation, audit or any other inquiry involving or otherwise relating to any alleged or actual violation of the Customs and International Trade Laws.

(c)The Company and, to the Knowledge of Seller, the Company’s officers, directors, and employees, are in compliance, and have complied, with applicable anti-corruption Laws, in all material respects, including the U.S. Foreign Corrupt Practices Act and similar Laws of those countries in which the Company conducts business, and there are no unresolved investigations or claims concerning any liability of the Company with respect to such Laws.  The Company is in compliance, and has complied, in all material respects with the applicable provisions of the U.S. Bank Secrecy Act and USA PATRIOT Act of 2001, as amended, and other applicable foreign Laws relating to anti-money laundering and similar matters.

Section 3.15Business Contracts

.

(a)Schedule 3.15(a) sets forth a correct and complete list as of the date hereof of the following Contracts to which the Company is a party, or by which the Company, any property thereof or any of the Transferred Assets and Liabilities is subject (the “Business Contracts”) (other than the Company Benefit Plans set forth on Schedule 3.15(a)):

(i)all Contracts (excluding work orders and purchase orders) with any Material Customer;

(ii)all Contracts (excluding work orders and purchase orders) with any Material Supplier;

(iii)any Contract for the employment of any employee or with respect to the equity or incentive cash compensation of any employee employed by the Business that is not terminable at-will without severance or other post-employment payments (other than standard employee confidentiality or non-disclosure agreements);

(iv)all bonds, debentures, notes, loans, credit or loan Contracts or loan commitments, mortgages, indentures, guarantees or other Contracts relating to the borrowing of money, the provision of credit support, or the granting of a Lien on any of the properties or assets of the Company or the Transferred Assets;

(v)all leases or licenses involving any assets (whether real, personal or mixed, tangible or intangible) involving a contractually obligated payment of more than $1,000,000 individually by the Business on an annual basis (other than the Leases or licenses of Intellectual Property);

(vi)all Contracts that provide for a payment or benefit, or accelerated vesting, upon the execution of this Agreement or the Closing or in connection with the transactions contemplated by this Agreement;

(vii)all collective bargaining agreements;

(viii)all joint venture or partnership Contracts, cooperative Contracts and all other Contracts providing for the sharing of any profits;

(ix)all Contracts restricting the Business from engaging in or competing with any business activity in any geographic area;

(x)all Contracts by which the Company or Seller licenses Intellectual Property from or to any Person that individually involve contractually obligated payments to or from the Business in excess of $500,000 on an annual basis, excluding any (i) Contracts licensing generally available mass market software under a click-wrap or shrink-wrap license or subscription service; (ii) non-exclusive, end user licenses granted by the Company or Seller to customers of the Business in the Ordinary Course; (iii) confidentiality Contracts entered into in the Ordinary Course; (iv) open source software licenses; and (v) commercial Contracts to the extent including ancillary licenses to use a third Person’s Trademarks or feedback;

(xi)all agreements that contain any restrictive covenant restricting the Company concerning the operation of the Business, the solicitation of customers, or the solicitation or hiring of employees;

(xii)all Intercompany Arrangement Agreements; and

(xiii)all agreements with ongoing indemnity obligations or rights other than customary indemnities in commercial agreements entered into in the Ordinary Course.

(b)All Business Contracts are in full force and effect and, assuming the due authorization, execution and delivery by any other party thereto, are currently enforceable against the Company or one of its Affiliates, as applicable, and, to the Knowledge of Seller, as of the Closing will be, if not previously terminated or expired, enforceable in all material respects against the other party thereto in accordance with the express terms thereof, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity, except for such failures, individually or in the aggregate, that would not reasonably be expected to be material to the Business.  There does not exist under any Business Contract any event of default, event or condition (including the execution of this Agreement and the Closing of the transactions contemplated hereby) that, after notice or lapse of time or both, would constitute a violation, breach or event of default thereunder on the part of the Company or the Business, except as set forth on Schedule 3.15(b).

Section 3.16Tax Returns; Taxes

.  Except as set forth on Schedule 3.16:

(a)all federal and material state and local Tax Returns of the Company or otherwise exclusively relating to the Business required to have been filed with any taxing authority in accordance with any applicable Law have been duly filed (taking into account any requests for extensions to file such Tax Returns) and are correct and complete in all material respects;

(b)all federal and material state and local Taxes required to be paid by the Company or with respect to the Business or the Transferred Assets have been paid in full;

(c)all material deficiencies asserted as a result of any examination of any Tax Returns of the Company have been paid in full, accrued on the books of the Company or finally settled;

(d)no disputes or claims have been asserted and no proposals or deficiencies for any Taxes of the Company or any Taxes of any other Person, including Seller and its Affiliates, for which the Company could be held liable are being asserted, proposed or, to the Knowledge of Seller, threatened, and no audit or investigation of any Tax Return of the Company or any Tax Return of such other Person relating to Taxes for which the Company could be held liable is currently underway, pending or, to the Knowledge of Seller, threatened;

(e)the Company has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid to any employee, independent contractor, creditor, equity holder, stockholder or other third party and has complied in all material respects with any tax reporting requirements relating thereto;

(f)there are no outstanding waivers or Contracts by or on behalf of the Company for the extension of time for the assessment of any Taxes or any deficiency thereof;

(g)there are no Liens for Taxes against any asset of the Company or the Transferred Assets (other than Permitted Liens);

(h)there are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitation applicable to the assessment or collection of any Taxes of or against the Company or relating to the Business;

(i)none of the Transferred Assets consists of any interest in a corporation, partnership or other entity for Tax purposes; and

(j)no jurisdiction in which the Company conducts business but does not file any Tax Return has asserted a written claim that the Company or a portion of its business is subject to any Taxes imposed by such jurisdiction.

Notwithstanding anything in this Agreement to the contrary, the representations and warranties set forth in this Section 3.16 shall be deemed the sole and exclusive representations and warranties of Seller with respect to Taxes and Tax matters.

Section 3.17Environmental Matters

.  Except as set forth on Schedule 3.17:

(a)The Company and Seller (solely with respect to the Transferred Assets and Liabilities) hold, and the Business is, and during the past three (3) years has been, in compliance with, all Environmental Permits and have made all filings and prepared all plans and reports applicable to the Business required under Environmental Laws, except for matters that have been resolved or for non-compliance that would not reasonably be expected to be material to the Business.  The Company and the Business are, and during the past three (3) years has been, otherwise in compliance with applicable Environmental Laws, except where the failure to be in compliance would not reasonably be expected to be material to the Business.

(b)During the last three (3) years, neither the Company nor Seller (with respect to the Transferred Assets and Liabilities) has received written notice from any Governmental Entity that the Company or the Business is subject to any pending claim (i) based upon any provision of any Environmental Law and arising out of any act or omission of the Company or Seller (with respect to the Transferred Assets and Liabilities) or (ii) arising out of the ownership, use, control or operation by the Company or the Business of any facility, site, area or property from which there was a Release of any Hazardous Substance.

(c)There is no proceeding arising under Environmental Law (including, relating to or arising from the Release, threatened Release or exposure to any Hazardous Substance by the Company or Seller) that is pending or, to the Knowledge of Seller, threatened against the Company, any Business Real Property.

(d)Neither the Seller (with respect to the Transferred Assets and Liabilities) nor the Company has received any written notice of, or entered into any Order, indemnity agreement, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved Liabilities or investigative, corrective or remedial obligations relating to or arising under Environmental Laws (including, relating to or arising from the Release, threatened Release or exposure to any Hazardous Substance).

(e)The Company has not assumed, undertaken or otherwise become subject to any obligation or liability of any other Person relating to any Environmental Laws.

Notwithstanding anything in this Agreement to the contrary, the representations and warranties set forth in this Section 3.17 shall be deemed the sole and exclusive representations and warranties of Seller with respect to environmental matters.

Section 3.18Licenses and Permits

.  Schedule 3.18 sets forth a correct and complete list as of the date hereof of all material Licenses held by (a) the Company, or (b) by Seller (but with respect to the Seller, only those Licenses that relate exclusively to the Business or the Transferred Assets and Liabilities).  Except as set forth on Schedule 3.18, the Company and Seller (with respect to the Business and the Transferred Assets and Liabilities) own or possess all Licenses that are required to enable it to carry on its operations as presently conducted, except, in each case, where the failure to have a particular License would not reasonably be expected to be material to the Business. Neither the Company nor Seller (with respect to the Business and the Transferred Assets and Liabilities) is in material default or violation (and no event (including the execution of this Agreement and the Closing of the transactions contemplated hereby) has occurred (or pursuant to the Closing will occur) which, with notice or the lapse of time or both, would constitute a material default or violation) of any term, condition or provision of any such License.

Section 3.19Company Benefit Plans

.

(a)Schedule 3.19(a) sets forth a correct and complete list as of the date hereof of each material Company Benefit Plan.

(b)Except as set forth on Schedule 3.19(b):

(i)No Company Benefit Plan is a “multiple employer plan” described in Section 413(c) of the Code, and the Company has not, within the last five years, contributed to, been required to contribute to, or otherwise had any Liability in connection with any “multiemployer pension plan” (as defined in Sections 3(37) or 4001(a)(3) of ERISA) or “multiple employer plan”;

(ii)No Company Benefit Plan is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA that is subject to Title IV of ERISA or Section 412 of the Code;

(iii)To the Knowledge of Seller each Company Benefit Plan, has been established and administered in all material respects in accordance with its terms and in compliance with applicable Laws, including, in the case of U.S. Benefit Plans, ERISA and the Code;

(iv)Each U.S. Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code that is intended to be exempt from taxation under Section 501(a) of the Code has received a favorable determination letter from the U.S. Internal Revenue Service (the “IRS”) or other letter indicating that it is so qualified, or is in the process of obtaining such a letter.  To the Knowledge of Seller, nothing has occurred since the issuance of the IRS determination letters referred to in this Section 3.19(b)(iv) that would reasonably be expected to affect the qualified status of any such U.S. Benefit Plan in any material respect;

(v)To the Knowledge of Seller,  no “disqualified person” (within the meaning of Section 4975 of the Code) or any “party in interest” (within the meaning of Section 3(14) of ERISA) has engaged in any nonexempt “prohibited transaction” (within the meaning of Section 4975 of the Code or Section 406 of ERISA) with respect to any Company Benefit Plan which could subject the Company to any Liability or Tax under Section 502(i) of ERISA or Section 4975 of the Code, except where any such prohibited transaction would not, individually or in the aggregate, be material in any respect;

(vi)Each Company Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder;

(vii)None of the Company Benefit Plans provide health care or any other non-pension benefits to any employees of the Business after their employment is terminated (other than as required by Part 6 of Subtitle B of Title I of ERISA);

(viii)Each Company Benefit Plan is in compliance in all material respects with the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, to the extent applicable to such Company Benefit Plan;

(ix)There is no pending or, to the Knowledge of Seller, threatened Action (other than a routine claim for benefits) with respect to any Company Benefit Plan that is material to the Business, taken as a whole; and

(x)Neither the execution and delivery of this Agreement nor the consummation of the Transactions could (either alone or in conjunction with any other event) result in a requirement to pay any Tax “gross-up” or similar “make-whole” payments to any employee of the Business, including under Section 409A of Code or Section 4999 of the Code.

Section 3.20Labor Relationships

.

(a)Except as set forth on Schedule 3.20(a): (i) neither the Company nor, with respect to the Business, Seller is party to or bound by any collective bargaining agreement or other Contract with any labor organization that represents employees of the Business; (ii) to the Knowledge of Seller, there are no ongoing or threatened union organizing activities involving employees of the Business and no such activities have occurred within the last two (2) years; and (iii) no strike, walkout, lockout, work stoppage, or other material labor dispute involving the Business has occurred or, to the Knowledge of Seller, has been threatened in the last two (2) years.  Neither the Company nor, with respect to the Business, Seller has committed a material unfair labor practice within the past six months and there are no pending or, to the Knowledge of Seller, threatened unfair labor practice complaints pending against the Company or, with respect to the Business, Seller.

(b)Except as set forth on Schedule 3.20(b), the Business is and for the past three (3) years has been in compliance in all material respects with all applicable Laws relating to labor and employment matters, including Laws relating to terms and conditions of employment, wages and hours, occupational safety and health and workers’ compensation.

(c)Except as set forth on Schedule 3.20(c), within the past two (2) years, neither the Company nor, with respect to the Business, Seller has implemented any employee layoffs or similar activities that required notice under the Worker Adjustment and Retraining Notification Act or any similar Law, and no such actions are currently planned or announced.

Section 3.21Insurance Policies

(b).  Schedule 3.21 contains a correct and complete list as of the date hereof of all Insurance Policies carried primarily by or for the benefit of the Company or the Business. All such Insurance Policies are in full force and effect, and there is not currently, nor has there been in the previous three (3) years, any gaps in coverage.  There is no material claim pending under any Insurance Policy as to which coverage has been denied or disputed by the underwriter of such policy.  None of the Insurance Policies will lapse or terminate by reason of the consummation of the transactions contemplated by this Agreement.  With respect to each Insurance Policy, except as set forth on Schedule 3.21: (a) the policy is valid and binding and in full force and effect in accordance with its terms and the Company is not in default with respect to its obligations thereunder; (b) all premiums with respect thereto covering all current periods have been paid to the extent due; and (c) no notice of cancellation, nonrenewal, material change in premium or denial of renewal has been received with respect to such policy.  Neither Seller nor the Company has suffered an involuntary cancellation of any Insurance Policy relating to the Business in the past three (3) years.  Except as set forth on Schedule 3.21, neither the Company nor the Seller (with respect to the Business) has any self-insurance or co-insurance programs.

Section 3.22Affiliate Transactions

.  Except as set forth on Schedule 3.22, neither Seller or the Company, nor, to the Knowledge of Seller, any officer, director, stockholder, employee, or Affiliate of the Seller or the Company, or any member of the immediate family of any of the foregoing: (a) is a party to or has any beneficial interest in, directly or indirectly, any Contract, commitment or transaction with the Business; (b) has any material interest (other than ownership of five percent (5%) or less of any class of securities of a company whose securities are registered under the Exchange Act) in any Person which is a material client, supplier, customer, lessor, lessee or competitor of the Business; (c) has any material interest in any material asset or property, tangible or intangible, used in the operation of the Business as currently operated; or (d) other than the Corporate Shared Services, provides, causes to be provided or has provided within the last twelve (12) months any material assets, services or facilities to or from (as the case may be) the Business.

Section 3.23Ethical Practices

.  Neither Seller nor the Company, nor any of their respective directors, officers, employees, agents or other representatives acting on their behalf, has offered or given anything of value to: (a) any official of a Governmental Entity, any political party or official thereof, or any candidate for political office; (b) any customer or supplier of the Business; or (c) any other Person, in any such case while knowing or having reason to know that all or a portion of such money or thing of value may be offered, given or promised, directly or indirectly, to any Person described in (a) or (b) above, in any such case, for the purpose of any of the following: (i) influencing any action or decision of such Person, in such Person’s official capacity, including a decision to fail to perform such Person’s official function; (ii) inducing such Person to use such Person’s influence with any Governmental Entity, customer, or supplier, or to affect or influence any act or decision of such Governmental Entity, customer or supplier to assist the Business in obtaining or retaining business for, or with, or directing business to, any Person; or (iii) constituting a bribe, kickback or illegal or improper payment to assist the Business in obtaining or retaining business for, or with, or directing business to, any Person. Neither Seller nor the Company has taken any action or made any omission in the past three (3) years in violation in any material respect of any applicable Laws governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts.

Section 3.24Certain Fees

.  Except as set forth on Schedule 3.24, neither the Company nor Seller or any of its Affiliates has employed any broker, finder, investment banker, or other intermediary or incurred any Liability for any investment banking fees, financial advisory fees, brokerage fees, finders’ fees, or other similar fees in connection with this Agreement or the transactions contemplated hereby.

Section 3.25Material Customers and Suppliers

.

(a)Schedule 3.25(a) sets forth a complete list as of the date hereof of each Material Customer of the Company.  Except as set forth on Schedule 3.25(a): (i) no Material Customer has cancelled or terminated any of its Contracts with the Company since the Balance Sheet Date; (ii) no Material Customer has stopped or materially decreased, or has threatened in writing to stop or materially decrease, the rate of purchasing products or services from the Company or Seller with respect to the Business or otherwise has materially and adversely modified, or threatened in writing to materially and adversely modify, its Contract with the Company or Seller with respect to the Business; (iii) other than bids that occur in the Ordinary Course, as of the date hereof no Material Customer is seeking to materially and adversely change or renegotiate the pricing terms or terms of any agreement, arrangement or historical practice under which the Company or Seller with respect to the Business is providing services or selling goods to such Material Customer; and (iv) the Company and Seller with respect to the Business are not involved in any formal dispute with any Material Customer.

(b)Schedule 3.25(b) sets forth a complete list as of the date hereof of each Material Supplier of the Company.  Except as set forth on Schedule 3.25(b): (i) the Company has not received since the Balance Sheet Date any written notice that any Material Supplier is terminating its relationship with the Company; (ii) no Material Supplier has stopped or materially decreased, or has threatened in writing to stop or materially decrease, the rate of supplying materials, products or services to the Company or Seller with respect to the Business or otherwise has materially and adversely modified, or threatened in writing to materially and adversely modify, its Contract with the Company or Seller with respect to the Business; (iii) as of the date hereof, no Material Supplier is seeking to materially and adversely change or renegotiate the pricing terms or terms of any agreement, arrangement or historical practice under which the Company or Seller with respect to the Business is receiving services or purchasing materials or goods from such Material Supplier; and (iv) the Company is not involved in any formal dispute with any Material Supplier.

Section 3.26Accounts Receivable

.  All notes and accounts receivable of the Business reflected in the Most Recent Balance Sheet, have arisen from bona fide transactions in the Ordinary Course, are good and valid receivables and are collectible in the Ordinary Course and are not subject to any contest, claim, defense or right of setoff or counterclaim relating to the amount or validity other than loss claims, normal cash discounts accrued in the Ordinary Course, and immaterial and routine billing disputes with customers in the Ordinary Course.  There is no agreement for deduction, free goods or services, discounts or other deferred price or quantity adjustment with respect to any such receivables.  There is no fact or circumstance to indicate that the collection of accounts receivable will be materially different following the Closing than what has historically been customary for the Business.

Section 3.27Owner-Operators

.

(a)Each of the Company’s contracts with its owner-operators complies in all material respects with the federal truth-in-lending regulations set forth in 49 C.F.R. Part 376, and all payments, deductions, chargebacks and other actions of the Company with regard to its owner-operators have complied in all material respects with the terms and conditions of such contracts and regulations for the past three (3) years.

(b)Each of the Company’s contracts with its owner-operators (i) complies in all material respects with all Laws, and (ii) has been duly and validly executed and delivered by the Company and, to the Knowledge of Seller, the applicable owner-operator.

(c)Schedule 3.27(c) is a correct and complete listing as of the date hereof of all of the escrowed funds held by the Company for each owner-operator as of the date hereof, all of which are reflected on the Most Recent Balance Sheet and a listing of any amounts owed to the Company by each owner-operator in accordance with the terms of any contract between the Company and an owner-operator.

(d)Schedule 3.27(d) is a correct and complete listing as of the date hereof of all owner-operators for whom the Company provides tractor financing.  All of such financing arrangements are represented by written contracts.

Section 3.28NO OTHER REPRESENTATIONS OR WARRANTIES

.  EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE III, NEITHER SELLER NOR ANY OF ITS AFFILIATES MAKES ANY REPRESENTATIONS OR WARRANTIES IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  NEITHER SELLER NOR ANY OF ITS AFFILIATES MAKES ANY REPRESENTATION OR WARRANTY TO BUYER OR ANY OF ITS AFFILIATES WITH RESPECT TO, AND NONE OF BUYER OR ANY OF ITS AFFILIATES WILL BE ENTITLED TO RELY ON:

(a)ANY PROJECTIONS, ESTIMATES OR BUDGETS HERETOFORE DELIVERED TO OR MADE AVAILABLE TO BUYER OR ANY OF ITS AFFILIATES OR ANY INFORMATION REGARDING FUTURE REVENUES, EXPENSES OR RESULTS OF OPERATIONS OF THE BUSINESS; OR

(b)EXCEPT AS EXPRESSLY COVERED BY A REPRESENTATION AND WARRANTY CONTAINED IN THIS ARTICLE III, ANY OTHER INFORMATION OR DOCUMENTS (FINANCIAL OR OTHERWISE) MADE AVAILABLE TO BUYER OR ITS AFFILIATES, COUNSEL, ACCOUNTANTS OR ADVISERS WITH RESPECT TO THE COMPANY OR THE BUSINESS, INCLUDING THE CONFIDENTIAL INFORMATION PRESENTATION, THE SYNERGY STUDY, AND THE STANDALONE ASSESSMENT.

Section 3.29NO OTHER REPRESENTATIONS OR WARRANTIES

.  SELLER EXPRESSLY ACKNOWLEDGES AND AGREES THAT IT IS NOT RELYING ON ANY STATEMENT, REPRESENTATION OR WARRANTY, INCLUDING THOSE WHICH MAY BE CONTAINED IN ANY MATERIALS PROVIDED TO SELLER DURING THE NEGOTIATION OF THIS AGREEMENT, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLE IV OF THIS AGREEMENT, IN ANY ANCILLARY AGREEMENT OR ANY OTHER AGREEMENT ENTERED INTO IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  SELLER EXPRESSLY ACKNOWLEDGES AND AGREES THAT SUCH REPRESENTATIONS AND WARRANTIES BY BUYER IN ARTICLE IV, IN ANY ANCILLARY AGREEMENT, AND IN ANY OTHER AGREEMENT ENTERED INTO IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT

CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF BUYER AND ITS AFFILIATES TO SELLER IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AND SELLER UNDERSTANDS, ACKNOWLEDGES AND AGREES THAT ALL OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, ARE SPECIFICALLY DISCLAIMED.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller as follows:

Section 4.1Organization

.  Buyer is a corporation duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation, and has the corporate power and authority to own, lease and operate its assets and to carry on its business as now being conducted.

Section 4.2Authorization

.  Buyer has the corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which Buyer is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  This Agreement has been duly authorized, executed and delivered by Buyer and does, when duly executed by all Parties and Guarantor and delivered by Buyer, constitute the valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

Section 4.3Consents and Approvals; No Violations

(a).  Except as set forth on Schedule 4.3 and subject to the applicable requirements of the HSR Act, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will: (a) conflict with or result in any breach of any provision of the Charter Documents of Buyer; (b) require any filing with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Entity; (c) violate, conflict with or result in a default (or any event which, with notice or lapse of time or both, would constitute a default) under, or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any note, mortgage, other evidence of indebtedness, guarantee, License, agreement, lease or other contract, instrument or obligation to which Buyer is a party or by which Buyer or any of its assets may be bound; or (d) violate any Law or Order applicable to Buyer, excluding from the foregoing clauses (b), (c) and (d) such requirements, violations, conflicts, defaults or rights (i) which would not adversely affect the ability of Buyer to consummate the transactions contemplated by this Agreement or (ii) which become applicable as a result of any acts or omissions by, or the status of or any facts pertaining to, Seller.

Section 4.4Litigation

.  There is no Action pending or, to the knowledge of Buyer, threatened against Buyer, by or before any Governmental Entity or by any third party which challenges the validity of this Agreement or which would be reasonably likely to adversely affect or restrict Buyer’s ability to consummate the transactions contemplated by this Agreement.

Section 4.5Financial Capability

.  Buyer has, and will have available as of the Closing Date, cash on hand and/or committed lines of credit sufficient to fully fund all of Buyer’s obligations under this Agreement and the Ancillary Agreements, including the payment of (a) the aggregate Closing Purchase Price and any other amounts required to be paid pursuant to this Agreement, (b) all fees and expenses and other payment obligations required to be paid or satisfied by Buyer in connection with the transactions contemplated by this Agreement, including any repayment or refinancing of indebtedness as a result of the consummation of the transactions contemplated by this Agreement, and (c) fees and expenses payable under the Transition Services Agreement.  Buyer affirms that it is not a condition to the Closing or to any of its obligations under this Agreement that Buyer obtains financing for the transactions contemplated by this Agreement.

Section 4.6Solvency

.  Buyer is not entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of the Company.  Buyer is Solvent as of the date of this Agreement and, assuming (a) the satisfaction of the conditions to Seller’s obligation to consummate the transactions contemplated by this Agreement, and (b) the representations and warranties made by Seller herein are true and correct in all material respects, Buyer and the Company (on both a stand-alone and on a combined basis) will, immediately after giving effect to all of the transactions contemplated by this Agreement, including the payment of the Purchase Price, all other amounts required to be paid, borrowed or refinanced in connection with the consummation of the transactions contemplated by this Agreement and all related fees and expenses, be Solvent at and after the Closing Date.

Section 4.7Independent Review

.  Buyer has conducted its own independent review and analysis of the Business and its condition, cash flow and prospects, and acknowledges that Buyer has been provided access to the properties, premises and records of the Business for this purpose, including to certain projections, including projected statements of operating revenues and income from operations of the Business and certain business plan information.  Buyer acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Buyer is familiar with such uncertainties and that Buyer is taking full responsibility for its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it, including the reasonableness of the assumptions underlying such estimates, projections and forecasts.  Buyer is knowledgeable about the industries in which the Business operates and is capable of evaluating the merits and risks of the transactions contemplated by this Agreement and is able to bear the substantial economic risk of such investment for an indefinite period of time.  In entering into this Agreement, Buyer has relied exclusively upon its own investigation and analysis and the representations and warranties contained herein, and Buyer:

(a)acknowledges that (i) it has had the opportunity to visit with the Company and meet with their officers and other representatives to discuss the Business and its condition, cash flow and prospects and (ii) all materials and information requested by Buyer have been provided to Buyer to Buyer’s reasonable satisfaction;

(b)acknowledges that it has undertaken such due diligence (including a review of the assets, Liabilities, books, records and Contracts of the Company and the Transferred Assets and Liabilities) as Buyer deems adequate;

(c)acknowledges that, except as set forth in Article III, neither Seller, the Company, nor any of their respective partners, officers, employees, Affiliates, agents or representatives makes, and that Buyer has not relied on, any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to Buyer or its agents or representatives prior to the execution of this Agreement;

(d)agrees, to the fullest extent permitted by Law, that neither Seller, the Company, nor any of their respective partners, directors, officers, employees, Affiliates, agents or representatives shall have any Liability or responsibility whatsoever to Buyer on any basis (including in contract or tort, under federal or state securities Laws or otherwise) based upon any information provided or made available, or statements made, to Buyer prior to the execution of this Agreement;

(e)acknowledges that, neither Seller, the Company, nor any of their respective partners, officers, employees, Affiliates, agents or representatives makes, has made or shall be deemed to have made, and that Buyer has not relied on, any representation, warranty, covenant or agreement, express or implied, with respect to the Company, the Transferred Assets and Liabilities or the Business, other than the representations, warranties, covenants and agreements of Seller that are expressly set forth in this Agreement and the Ancillary Agreements; and

(f)represents that, as of the date hereof, Buyer does not know of any condition or event which constitutes or may constitute a breach by Seller of the representations and warranties set forth in Article III.

Section 4.8Purchase for Investment

.

(a)Buyer is acquiring the Shares solely for investment for its own account and not with the view to, or for resale in connection with, any “distribution” (as such term is used in Section 2(11) of the Securities Act of 1933, as amended (the “Securities Act”)) thereof.  Buyer understands that the Shares have not been registered under the Securities Act or any state or foreign securities laws by reason of specified exemptions therefrom that depend upon, among other things, the bona fide nature of its investment intent as expressed herein and as explicitly acknowledged hereby and that under such Laws and applicable regulations such securities may not be resold without registration under the Securities Act or under applicable state or foreign Law unless an applicable exemption from registration is available.

(b)Buyer is an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act.

Section 4.9NO OTHER REPRESENTATIONS OR WARRANTIES

.  EACH OF BUYER AND GUARANTOR EXPRESSLY ACKNOWLEDGES AND AGREES THAT IT IS NOT RELYING ON ANY STATEMENT, REPRESENTATION OR WARRANTY, INCLUDING THOSE WHICH MAY BE CONTAINED IN ANY COMPANY PRESENTATION OR SIMILAR MATERIALS CONTAINING INFORMATION PROVIDED TO BUYER OR GUARANTOR DURING THE COURSE OF ITS DUE DILIGENCE INVESTIGATION

(INCLUDING THE CONFIDENTIAL INFORMATION PRESENTATION, THE SYNERGY STUDY, AND THE STANDALONE ASSESSMENT), OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLE III OF THIS AGREEMENT, IN ANY ANCILLARY AGREEMENT OR ANY OTHER AGREEMENT ENTERED INTO IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF BUYER AND GUARANTOR EXPRESSLY ACKNOWLEDGES AND AGREES THAT SUCH REPRESENTATIONS AND WARRANTIES BY SELLER IN ARTICLE III, IN ANY ANCILLARY AGREEMENT, AND IN ANY OTHER AGREEMENT ENTERED INTO IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF SELLER AND ITS AFFILIATES TO BUYER AND GUARANTOR IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AND BUYER AND GUARANTOR EACH UNDERSTANDS, ACKNOWLEDGES AND AGREES THAT ALL OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, ARE SPECIFICALLY DISCLAIMED.

ARTICLE V

COVENANTS

Section 5.1Access to Information

.

(a)Subject to the restrictions of any applicable Law or contractual undertaking and any applicable privileges (including attorney-client privilege), between the date of this Agreement and the Closing, Seller shall (i) give Buyer and its authorized representatives reasonable access to the books, records, work papers, offices and other facilities and properties of the Business and the Company, (ii) permit Buyer to make such inspections and copies thereof as Buyer may reasonably request, and (iii) cause the officers of the Business to furnish Buyer with such financial and operations data and other information with respect to the Business as Buyer may reasonably request; provided, however, that any such investigation shall be conducted during normal business hours under the supervision of the applicable personnel of Seller or its Affiliates and not interfere unreasonably with the operations of the Business and in such a manner as to maintain the confidentiality of any such aspects of this Agreement and the transactions contemplated by this Agreement as have not been publicly disclosed in accordance with the Confidentiality Agreement.  Notwithstanding the foregoing, without the prior written consent of Seller, Buyer and its counsel, environmental consultants, investment bankers, financial sources, lenders and other representatives shall not be permitted, prior to the Closing, to conduct any environmental assessments, studies, investigations, monitoring, or other inquiries pertaining to Environmental Laws or Hazardous Substances and relating to the Business Real Property, including any Phase I environmental site assessment, Phase II environmental site assessment, or invasive sampling of soil, groundwater, air, any other environmental media, or building materials or equipment.  Further, Buyer shall have no right of access to, and none of Seller or any of its Affiliates will have any obligation to provide, any information the disclosure of which would reasonably be expected to jeopardize any evidentiary privilege available to Seller or any of its Affiliates.

(b)All information furnished or provided by Seller, the Company, or any of their respective Affiliates or representatives to Buyer or its representatives (whether furnished before or after the date of this Agreement) shall be held subject to the Confidentiality Agreement through the Closing.

(c)Following the Closing, Buyer agrees to make personnel of Buyer or its Affiliates available to Seller to the extent such access is reasonably necessary for Seller to comply with the terms of this Agreement, the Ancillary Agreements, or any applicable Law or Order.

(d)No investigation pursuant to this Section 5.1 shall in any way impact or affect any of the representations or warranties set forth in Article III or any of the conditions set forth in Article VI.

(e)Buyer expressly acknowledges and agrees that Seller may retain copies of all books and records and other materials of the Business (including as it relates to the Company) that remain in its possession following the Closing, subject to (i) the restrictions contained in Section 5.9, and (ii) the requirement that such books, records, and other materials will be treated as confidential and not disclosed to any person or used in violation of Section 5.9.

Section 5.2Consents

.

(a)Subject to Section 5.2(d), the Parties shall cooperate and use all commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the transactions contemplated by this Agreement as promptly as practicable after the date hereof and to obtain all Licenses, consents, approvals, authorizations, qualifications and orders of Governmental Entities and other third parties necessary, as promptly as practicable, to consummate the transactions contemplated by this Agreement; provided, that, except as set forth immediately below, in no event shall Seller or the Company be required to pay any fee, penalty or other consideration to obtain any License, consent, approval, authorization, qualification or waiver required under any Contract for the consummation of the transactions contemplated hereby, including any consent that may be required from any landlord under a Lease.  Notwithstanding the foregoing proviso, Buyer and Seller will each pay fifty percent (50%) of the necessary and documented out-of-pocket expenses, including routine legal fees and de minimis filing or processing fees, incurred by the Parties and their Affiliates in connection with obtaining consents, approvals, authorizations, qualifications and orders required in connection with the Closing.  In addition to the foregoing, Buyer agrees to provide such assurances as to financial capability, resources and creditworthiness as may be reasonably requested by any third party whose consent or approval is sought in connection with the transactions contemplated hereby.

(b)Seller and Buyer will make all initial filings and submissions required under the HSR Act with respect to the transactions contemplated by this Agreement within five (5) Business Days following the date of this Agreement, which filings will request early termination of the waiting period under the HSR Act.  Each of Seller and Buyer will promptly furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act.  Each of Seller and Buyer will promptly provide the other with copies of all written communications (and memoranda setting forth the substance of all oral communications) between each of them, any of their respective Affiliates or any of its or their respective representatives, on the one hand, and any Governmental Entity, on the other hand, with respect to this Agreement or the transactions contemplated by this Agreement.  Without limiting the generality of the foregoing, each of Seller and Buyer will promptly notify the other of the receipt and content of any oral or written communication, inquiries or requests for additional information it receives from any Governmental Entity in connection therewith and will promptly: (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or any inquiry; (ii) provide the other with a description of the information provided to any Governmental Entity with respect to any such oral or written communication, inquiry or request; (iii) permit the other Party to review and incorporate the other Party’s reasonable comments in any communication given by it to any Governmental Entity; and (iv) to the extent practicable and permitted by such applicable Governmental Entity, give the other Party or its counsel the opportunity to attend and participate in all meetings, substantive telephone calls or conferences with any Governmental Entity.  The Parties shall use reasonable best efforts to supply any additional information, including requests for production of documents and production of witnesses for interviews or depositions, that may be requested by any Governmental Entity in connection with the filings and submissions made with respect to the transactions contemplated by this Agreement under the HSR Act.  Buyer and Seller will each pay fifty percent (50%) of the filing fees under the HSR Act.

(c)Neither Buyer nor Seller shall, and each shall cause its respective Affiliates not to, take any action (including by way of acquiring or agreeing to acquire by merger or consolidating with, or by purchasing a substantial portion of the assets of or equity in or otherwise making any investment in, or by any other manner, any Person or portion thereof, or otherwise acquiring or agreeing to acquire or make any investment in any assets, or agreeing to a commercial or strategic relationship with any Person) that could reasonably be expected to adversely affect the approval of any Governmental Entity of any of the aforementioned filings.  The Parties further covenant and agree, with respect to a threatened or pending, preliminary or permanent Law or Order that would adversely affect the ability of the Parties to consummate the transactions contemplated hereby, to use commercially reasonable efforts, and Buyer shall take any action necessary, to prevent or lift the entry, enactment or promulgation thereof, as the case may be.

(d)Notwithstanding any provision of this Agreement to the contrary, Buyer shall cooperate with all Governmental Entities and shall undertake any and all action required to (i) resolve, avoid, or eliminate impediments or objections, if any, under the HSR Act or other applicable Laws that may be asserted by any Governmental Entity, or (ii) avoid the entry of, effect the dissolution of, and have vacated, lifted, reversed or overturned, any decree, Order, or judgment that would prevent, prohibit, restrict or delay the consummation of the contemplated transactions, so as to enable the Parties to close the contemplated transactions expeditiously (but in no event later than the Outside Date), including (but without limiting the foregoing), and in each case, subject to Section 5.2(c), (A) proffering and consenting to an Order providing for the sale or other disposition, or the holding separate, of particular assets, categories of assets or lines of business, of either assets or lines of business of the Company or of any other assets or lines of business of Buyer or any of its Affiliates in order to remedy any concerns that any Governmental Entity may have; and (B) otherwise proffering and consenting to any other restriction, prohibition or limitation on any of the assets of the Company, Buyer or Affiliates, or any of their respective assets in order to remedy any such concerns.

(e)If any objections are asserted with respect to the transactions contemplated hereby under any Law relating to regulatory matters or if any action or proceeding, whether judicial or administrative, is instituted by any Governmental Entity or any private party challenging the transactions contemplated hereby as violative of any Law relating to regulatory matters, each of the Parties shall cooperate with one another and use its reasonable best efforts to: (i) oppose or defend against any action to prevent or enjoin consummation of the transactions contemplated hereby; or (ii) take such action as necessary to overturn any action by any Governmental Entity or private party to block consummation of the transactions contemplated hereby, including by defending any action or proceeding brought by any Governmental Entity or private party in order to avoid entry of, or to have vacated, overturned or terminated, including by appeal if necessary, any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that would restrain, prevent or delay the transactions contemplated hereby, or in order to resolve any such objections or challenge as such Governmental Entity or private party may have to such transactions under such Laws so as to permit consummation of the transactions contemplated by this Agreement.

(f)The entry by any Governmental Entity in any legal proceeding of an Order permitting the consummation of the transactions contemplated hereby but which is subject to certain conditions or requires Buyer or any of its Affiliates to take any action, including any restructuring of the assets of the Company or lines of business of Buyer or any of its Affiliates or any changes to the existing business of Buyer or any of its Affiliates, shall not be deemed a failure to satisfy the conditions specified in Article VI.

Section 5.3Public Announcements

.  Promptly following the execution of this Agreement and promptly following the Closing, each of Buyer and Seller shall issue a mutually agreeable press release and each of Buyer and Seller may engage in investor communications using mutually agreed investor materials (such press releases and materials collectively, the “Public Releases”) announcing the transactions contemplated by this Agreement.  Other than the Public Releases, none of Buyer or Seller or any of their respective Affiliates shall issue any press release or make any public announcement regarding this Agreement or the transactions contemplated hereby without the prior written consent of the other Party hereto, except for investor calls and meetings, public statements or announcements, in each case, that are consistent with (and do not disclose any information that is not otherwise set forth in) the Public Releases.  Notwithstanding the foregoing, Buyer acknowledges that Seller will be required to, and that Seller may, provide formal written notice of the transactions contemplated by this Agreement to the International Brotherhood of Teamsters and the International Association of Machinists and Aerospace Workers under the applicable collective bargaining agreements to which the Company is bound.

Section 5.4Use of Names and Trademarks

.  The Parties acknowledge that Seller and its Affiliates (other than the Company) are retaining all rights with respect to the name “UPS” and “United Parcel Service” and all derivations thereof, including “UPS Freight”, and all brand marks and Trademarks incorporating the same (collectively, the “Seller Marks”, which, for greater certainty, shall not include the name “Overnite”).  Within two (2) Business Days after the Closing Date, Buyer will cause the Company to deliver to the Virginia State Corporation Commission for filing the documentation necessary to change its corporate name to remove any reference to the name “UPS”, provided, however, that the Buyer shall be authorized to merge the Company into the Buyer, as long as the resulting name shall not include any of the Seller Marks it being understood that Seller will have no liability with respect to the occurrence or effect of such merger (including any consent or notice required to be delivered to a Governmental Entity or third party in connection therewith).  As promptly as practicable following the Closing Date, Buyer shall cause the Company to file in all jurisdictions in which it is qualified to do business any documents necessary to reflect such change of name, merger or to terminate its qualification therein.  As soon as reasonably practicable after the Closing Date, but in any event within twenty-four (24) months after the Closing Date, Buyer will, at its own expense, remove any and all exterior signs and other identifiers located on or attached to the Companies’ property, building, vehicles, tractors, trailers, signs or premises that refer or pertain to or that include the Seller Marks.  Additionally, as soon as reasonably practicable after the Closing Date, but in any event within ninety (90) days after the Closing Date, Buyer will remove from all of the Companies’ letterhead, envelopes, invoices, supplies, labels, product packaging and inserts, web site publications, promotional materials, marketing collateral, advertisements and other communications media of any kind, all references to the Seller Marks.  Buyer acknowledges and agrees that it shall have no right to use any of the Seller Marks or any derivative thereof after the conclusion of the periods indicated above.  From and after the Closing, except as consented to by Buyer in writing, Seller will, and will cause its Affiliates to, use commercially reasonable efforts to cause any UPS Freight or Overnite URLs registered to Seller or its Affiliates to be redirected to a website designated by Buyer in writing to Seller prior to the Closing, and such Overnite URLs will be assigned to Buyer as part of the Company Intellectual Property.

Section 5.5Overnite Trademark

.  Prior to the Closing, Seller will, or will cause its Affiliates to, transfer to the Company all of Seller’s or such Affiliate’s right, title and interest in and to the Trademarks set forth on Schedule 5.5.

Section 5.6Tax Matters

.

(a)Tax Sharing Agreements.  Any Tax sharing agreement between the Company, on the one hand, and Seller (or any Affiliate of Seller other than the Company), on the other hand, shall be terminated as of the Closing Date and shall have no further effect for any Taxable year (whether the current year, a future year, or a past year).  As of the Closing, the Company will not have any further obligations to Seller or its Affiliates under any such Tax sharing agreement.

(b)Responsibility for Filing Income Tax Returns for Periods Ending on or Before the Closing Date and Combined Tax Returns. Seller shall be responsible for preparing and filing (i) all income Tax Returns of the Company (other than Combined Tax Returns) for all periods ending on or prior to the Closing Date (“Pre-Closing Tax Returns”) and (ii) all Combined Tax Returns. At least thirty (30) days prior to the date on which any Pre-Closing Tax Return is required to be filed (taking into account any valid extensions), Seller shall submit such Pre-Closing Tax Return to Buyer for Buyer's review.  Buyer shall provide written notice to Seller of its disagreement with any items in such Pre-Closing Tax Return within ten (10) business days of its receipt of such Pre-Closing Tax Return, and if Buyer fails to provide such notice, such Pre-Closing Tax Return shall become final and binding upon the parties hereto, and Seller shall timely and properly file such Pre-Closing Tax Return as prepared by Seller taking into account applicable extensions.  If Buyer and Seller are unable to resolve any dispute regarding any Pre-Closing Tax Return within five (5) business days after Buyer delivers such notice of disagreement, then the dispute will be resolved by the Independent Accountant.  The determination by the Independent Accountant shall be final, conclusive and binding on the Parties.  The fees and expenses of the Independent Accountant shall be shared equally by Buyer and Seller.  If the Independent Accountant is unable to make a determination with respect to any disputed issue prior to the due date (including any extensions) for the filing of the Pre-Closing Tax Return in question, (x) Seller shall file, or cause to be filed, such Pre-Closing Tax Return on or before such due date reflecting Seller’s position on such disputed issue, and (y) to the extent the Independent Accountant’s determination does not adopt such position, the relevant Pre-Closing Tax Return shall be amended to reflect the determination of the Independent Accountant.  For the avoidance of doubt, Seller shall not be required to provide any Combined Tax Return to Buyer and Buyer shall not have any right to review or comment on any Combined Tax Return.

(c)Post-Closing Transactions.  No election under Section 338(g) of the Code or under Section 336 of the Code, or any similar provision of state, local or non-U.S. Law, may be made with respect to the transactions contemplated by this Agreement.

(d)Responsibility for Filing Other Tax Returns.  Except for the Tax Returns described in Section 5.6(b), Buyer shall, at its own expense, prepare or cause to be prepared and timely file or cause to be timely filed all Tax Returns of the Company that have not yet been filed and are required to be filed after the Closing Date.  Subject to Section 5.6(e), Buyer shall be reimbursed by Seller for Taxes owed by the Company with respect to any such Tax Returns for Taxable periods (or portions thereof) ending on or before the Closing Date within fifteen (15) days after receipt by Seller of notice from Buyer stating that payment by Buyer or the Company of such Taxes has been made, except to the extent such Taxes were reflected as a Liability on the Final Closing Statement.  For purposes of this Section 5.6(d), in the case of any Taxes that are imposed on a periodic basis and are payable for a Taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the portion of such Tax that relates to the portion of such Taxable period ending on the Closing Date shall (i) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period and (ii) in the case of any Tax based upon or related to income or receipts (including income Taxes and sales and use Taxes), be deemed equal to the amount which would be payable if the relevant Taxable period ended on the Closing Date; provided, that, exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the period ending on the Closing Date and the period beginning after the Closing Date in proportion to the number of days in each period to the extent permitted by applicable Law.  Any credits or estimated Tax payments relating to a Straddle Period shall be taken into account as though the relevant Taxable period ended on the Closing Date.

(e)Reimbursement of Buyer.  With respect to any Tax Return required to be filed by Buyer pursuant to Section 5.6(d) for any Taxable period (or portion thereof) ending on or prior to the Closing Date, Buyer shall provide Seller with copies of such Tax Return, along with all schedules, statements, workpapers and supporting documentation (the “Supporting Documentation”) promptly after Buyer has prepared such Tax Return and Supporting Documentation.  Seller shall have the right to review any such Tax Return and Supporting Documentation; provided, that Buyer shall not be required to request an extension of time for the filing of such Tax Return and Buyer shall have the right to file such Tax Return even if Seller has not completed its review of such Tax Return and Supporting Documentation or objects to any such Tax Return; and provided, further, that Seller shall not be required to reimburse Buyer for any Taxes paid by Buyer with respect to such Tax Return until Seller has had an opportunity to review such Tax Return and Supporting Documentation.  If Seller disputes any items shown on any such Tax Return, Seller shall notify Buyer within twenty (20) Business Days after receiving such Tax Return and the Supporting Documentation.  Buyer and Seller shall negotiate in good faith and use commercially reasonable efforts to resolve any disputed items.  If Buyer and Seller are unable to resolve any disputed items within thirty (30) days after the receipt by Seller of the Tax Return filed or proposed to be filed, such dispute shall be resolved by the Independent Accountant, which shall resolve any issue in dispute as promptly as practicable.  If any disputed issue has not been resolved prior to the date Buyer files the Tax Return in question, Buyer shall be reimbursed by Seller the amount of Taxes not in dispute with respect to such Tax Return.  Upon resolution of any dispute by Buyer and Seller or by the Independent Accountant’s delivery of its determination to Buyer and Seller, appropriate adjustments shall be made to the amount paid in order to reflect the resolution by Buyer and Seller or the Independent Accountant’s determination, as the case may be.  If such determination reflects an overpayment by Seller, Buyer shall promptly pay, or shall cause the relevant Company to promptly pay to Seller an amount equal to such overpayment amount.  The determination by the Independent Accountant shall be final, conclusive and binding on the Parties.  The fees and expenses of the Independent Accountant shall be shared equally by Buyer and Seller.

(f)Certain Taxes.  All Transfer Taxes incurred in connection with the transfer of the Shares or the Transferred Assets and Liabilities shall be borne fifty percent (50%) by each of Buyer and Seller when due (provided that any Transfer Taxes incurred in connection with Section 5.12(a) and Section 5.12(b)(i) will be borne one hundred percent (100%) by Seller).  The Party responsible under applicable Law for filing the Tax Returns with respect to such Transfer Taxes shall prepare and timely file such Tax Returns and promptly provide a copy of such Tax Return to the other Party.  Buyer and Seller shall, and shall cause their respective Affiliates to, reasonably cooperate to timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes.

(g)Tax Proceedings.  Buyer shall promptly notify Seller in writing upon receipt by Buyer or any of its Affiliates (including, following the Closing, the Company) of any written communication from a Governmental Entity concerning any pending or threatened audit, claim, demand, proposed adjustment or deficiency, assessment or administrative or judicial proceeding (a “Tax Claim”) involving the Company, the Business, or the Transferred Assets and Liabilities that relates to Taxable periods (or portions thereof) ending on or before the Closing Date and, to the extent known, shall describe in reasonable detail the facts and circumstances with respect to the subject matter of such Tax Claim; provided, however, that the failure of Buyer to provide such notice shall not release Seller from any of its obligations under this Agreement except to the extent Seller is prejudiced by such failure. Seller will have the exclusive right to control any such Tax Claim relating to Taxable periods (or portions thereof) ending on or before the Closing Date.  If Seller chooses not to control any such Tax Claim, Buyer shall control such Tax Claim. With respect to any Tax Claim, (i) the controlling party shall keep the non-controlling party informed of all material developments, (ii) the non-controlling party shall have the right to participate in such Tax Claim (at the non-controlling party’s expense), and (iii) the controlling party may not settle such

Tax Claim without the consent of the non-controlling party, which shall not be unreasonably withheld, conditioned or delayed. To the extent of any conflict between this Section 5.6(g) and Section 8.3, this Section 5.6(g) shall be controlling with respect to any Tax Claims.

(h)Refunds and Tax Benefits.  Any Tax refunds that are received by Buyer or the Company, and any amounts credited against Taxes to which Buyer or the Company becomes entitled (including any interest paid or credited with respect thereto), that relate to Tax periods or portions thereof ending on or before the Closing Date and are not reflected as an asset on the Final Closing Statement shall be for the account of Seller, and Buyer shall pay over to Seller an amount equal to such refund or amount of any such credit within fifteen (15) days after receipt or entitlement thereto.  Upon written request of Seller, Buyer shall, at Seller’s expense, cause the relevant entity to file for, and use commercially reasonable efforts to obtain the receipt of, any refund that is for the account of Seller under this Section 5.6(h).  Any such refunds or credits relating to any Straddle Period shall be equitably apportioned between Buyer and Seller.

(i)Amendments to Returns.  Following the Closing, except as required by Law, Buyer shall not (i) file any amended Tax Return for the Company for a Tax period (or portion thereof) ending on or before the Closing Date, (ii) make, change or revoke any Tax election or change any accounting period or method of the Company with retroactive effect to any Tax period (or portion thereof) ending on or before the Closing Date, (iii) extend or waive, or cause to be extended or waived, any statute of limitations or other period for the assessment of any Tax or deficiency related to a Taxable period (or portion thereof) ending on or before the Closing Date, or (iv) make or initiate any voluntary contact with a Governmental Entity regarding Taxes for any Taxable period (or portion thereof) ending on or before the Closing Date, in each case, without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed).  The preparation and filing of any amended Tax Return by Buyer permitted under this Section 5.6(i) shall be subject to the disclosure, review and dispute resolution procedures set out in Section 5.6(e).

(j)Tax Cooperation.  Buyer and Seller will cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns relating to the operations of the Company and any Action with respect to Taxes.  Cooperation includes (i) the retention and (on the other Party’s request) the provision of records and information that are reasonably relevant to the filing of any Tax Returns and any Action and (ii) making employees available on a mutually convenient basis to provide additional information and explanation of any material provided under this Agreement.  Each of Seller and Buyer agree (A) to retain all books and records of the Company with respect to Tax matters pertinent to the Company relating to any Taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Buyer, any extensions thereof) of the respective Taxable periods, (B) to abide by all record retention agreements entered into with any Governmental Entity and (C) to give the other Party reasonable written notice before transferring, destroying or discarding any books and records and, if the other Party so requests, allow such other Party to take possession of the books and records.

(k)Purchase Price Adjustment.  Any amounts paid pursuant to this Section 5.6 shall be treated as an adjustment to the Purchase Price for all Tax purposes to the extent permitted by applicable Law.

(l)Agreement Regarding Payment of the Completion Bonus Amount.  The Parties agree that any deductions relating to the payment of the Completion Bonus Amount to the Completion Bonus Employees pursuant to Section 2.7(c) shall be reported in the Taxable period (or portion thereof) ending on the Closing Date for U.S. federal (and all applicable state and local) income Tax purposes, to the extent permitted by Law; provided, that if the Parties agree that any such deductions are properly reportable in a Taxable period (or portion thereof) beginning after the Closing Date (“Post-Closing Deductions”), or if as required by applicable Law, such Post-Closing Deductions are not permitted to be taken in a Taxable period (or portion thereof) ending prior to the Closing, Buyer shall pay to Seller, within ten (10) days following such agreement, an amount equal to the product of (i) the amount of the Post-Closing Deductions and (ii) twenty-five percent (25%).

Section 5.7Preservation of Records

.  Except as otherwise provided in this Agreement, Buyer agrees that it shall, and it shall cause the Company to, (a) preserve and keep the records (including all Tax and accounting records) of the Business for a period of seven years from the Closing, or for any longer periods as may be required by any Governmental Entity or ongoing litigation, and (b) make such records available to Seller as may be reasonably required by Seller.  If Buyer or the Company wishes to destroy such records after the time specified above, Buyer shall first give sixty (60) days’ prior written notice to Seller, and Seller shall have the right at its option and expense, upon prior written notice given to Buyer within that sixty (60)-day period, to take possession of the records within ninety (90) days after the date of Seller’s notice to Buyer.

Section 5.8Employees; Employee Benefits

.

(a)After the Closing, Buyer shall initially cause the Company to employ each employee of the Company, whether salaried or hourly (including each such employee who is absent due to vacation, holiday, illness, leave of absence, or short-term disability, but not including any such employee whose short-term disability period has ended and as a result has become eligible to receive long-term disability benefits prior to the Closing Date), (i) at the same or comparable job or position and location as in effect immediately prior to the Closing Date, (ii) at a salary or wage level and annual and long-term bonus opportunities at least equal to the salary or wage level and annual and long-term bonus opportunities to which such employee was entitled immediately prior to the Closing Date, and (iii) with all benefits, perquisites and other terms and conditions of employment that are at least as favorable as the benefits, perquisites and other terms and conditions that such employee was entitled to receive immediately prior to the Closing Date (including for this purpose benefits pursuant to qualified retirement and savings plans, medical, dental and pharmaceutical plans and programs, incentive compensation plans, vacation benefits, paid time off and sick pay but excluding deferred compensation arrangements, non-qualified retirement and savings plans, retiree medical plans, and equity-based compensation plans), except as and to the extent otherwise provided in Section 5.8(b).  Buyer, on behalf of itself and its Affiliates, agrees to maintain the foregoing clauses (i) – (iii) in place until December 31, 2021 (subject to Section 5.8(b)).  Notwithstanding the foregoing, with respect to each employee of the Company whose terms and conditions of employment are governed by a collective bargaining agreement or other Contract with a labor organization, Buyer shall ensure that the Company continues to abide by and apply the terms of such applicable collective bargaining agreement(s) or other Contract(s) until such collective bargaining agreement(s) or other Contract(s) is modified, amended or terminated in accordance with the terms of the applicable collective bargaining agreement or other Contract and applicable Law, including providing each such employee with a qualified defined benefit retirement plan and a qualified defined contribution retirement plan, established as soon as administratively practicable (and in any event within thirty (30) days after the Closing) with an effective date for accrual of benefits as of the Closing Date, with terms and conditions that are substantially similar to those of the comparable qualified defined benefit retirement plan and qualified defined contribution retirement plan of Seller in effect immediately prior to the Closing Date.  For the avoidance of doubt, all employees of the Company shall cease accruing benefits under the qualified defined benefit retirement plans and qualified defined contribution retirement plans of Seller as of the Closing Date, and Seller will retain all assets and liabilities accrued under such plans prior to Closing.  Any Transferred Employees who are eligible to participate in Seller’s retiree medical plan on or prior to the Closing Date will be afforded the opportunity to participate in such plan, according to the terms of that plan.

(b)Notwithstanding anything in Section 5.8(a), to the contrary, Buyer shall not be required to provide a qualified defined benefit retirement plan to the employees of the Company whose terms and conditions of employment are not governed by a collective bargaining agreement or other Contract with a labor organization.  In lieu thereof, Buyer shall provide such employees, and any such employees participating in the qualified defined contribution retirement plan of Seller immediately prior to the Closing Date regardless of whether such employees participated in Seller’s qualified defined benefit retirement plan, with a qualified defined contribution retirement plan, effective as of the Closing Date, with terms and conditions that are substantially similar to those of the comparable qualified defined contribution retirement plan of Seller in effect immediately prior to the Closing Date, provided that Buyer shall make, (i) employer matching and retirement contributions in amounts equal to the amounts in effect under the comparable qualified defined contribution retirement plan of Seller immediately before the Closing Date for a period not ending prior to December 31, 2021, and (ii) for such employees hired prior to January 1, 2008 who participated in the qualified defined benefit retirement plan of Seller immediately prior the Closing Date, additional Pension Make-Up Payments for a period not ending prior to December 31, 2021, subject to reduction to the extent required for such benefits to comply with all compliance testing and other legal requirements.

(c)Without limiting the generality of Section 5.8(a), (i) Buyer agrees that Company will provide continuation coverage pursuant to Section 4980B of the Code and Section 601 of ERISA to (A) its employees and former employees and their “qualified beneficiaries” as required by Law, and (B) any employee or former employee who primarily performed services for the Business and becomes a Transferred Employee whose “qualifying event” occurs on or after the Closing Date and his or her “qualified beneficiaries” (in each case the terms “qualifying event” and “qualified beneficiaries” being defined under Section 4980B of the Code and Section 601 of ERISA); (ii) Buyer agrees that it will cause the Company to assume, honor and be solely responsible for paying, providing or satisfying when due all vacation, sick pay and other paid time off for Transferred Employees accrued but unused as of the Closing Date, on terms and conditions not less favorable than the terms and conditions in effect immediately prior to the Closing Date (for purposes of clarity, no payout of any vacation, sick pay or other paid time off shall be made in connection with the Closing unless otherwise required by the applicable terms and conditions in effect immediately prior to the Closing Date); (iii) Buyer will cause any benefit or compensation plan, program, agreement or arrangement applicable to the Transferred Employees following the Closing Date, using commercially reasonable efforts, to (A) recognize all costs and expenses incurred by the Transferred Employees (and their dependents and beneficiaries) up to (and including) the Closing Date for the plan year which includes the Closing Date, for purposes of satisfying applicable deductible, co-payment, coinsurance, maximum out-of-pocket provisions and like adjustments or limitations on coverage under any such benefit plan, (B) waive any preexisting condition, evidence of insurability, good health, actively-at-work exclusions and similar limitations for the Transferred Employees to the same extent as would have been recognized under the corresponding Company Benefit Plan immediately prior to the Closing Date, and (C) credit all service of the Transferred Employees prior to the Closing Date for all eligibility and vesting purposes and for purposes of vacation, sick pay and other paid time off accruals and severance benefit determinations to the same extent as would have been recognized under the corresponding Company Benefit Plan immediately prior to the Closing Date, except to the extent that such a credit would result in the duplication of benefits; and (iv) Buyer shall maintain for at least one (1) year starting on the Closing Date the same severance arrangements applicable to the Transferred Employees that were in effect immediately before the Closing Date (the “Seller Severance Arrangements”). Schedule 5.8(c) sets forth the details of the Seller Severance Arrangements applicable to the Transferred Employees. Buyer and Seller agree that any Liability in respect of a person covered under clause (i)(A) above whose qualifying event occurred prior to the Closing Date and all Liabilities under clause (ii) above will be accrued as Current Liabilities in Net Working Capital as finally determined pursuant to Section 2.8.

(d)Prior to the Closing Date, Seller will furnish a census of all expected Transferred Employees in a form reasonably satisfactory to Buyer. Buyer will make available to each Transferred Employee such number of unused vacation days and other paid time off accrued by such employee with Seller or any Affiliate of Seller prior to the Closing Date in accordance with applicable personnel policies applicable to such employees on the date hereof, and the related accrual as of the Closing Date will be reflected in the Final Closing Statement.

(e)Seller will cause all payments under all Employee Benefit Plans sponsored by Seller and its Affiliates (other than the Company) to be made for all periods prior to and following the Closing in accordance with the terms of each applicable Employee Benefit Plan.  Prior to the Closing, Seller may transfer (or cause to be transferred) to the Company the employment of any employees of Seller and its Affiliates (other than the Company) who primarily support the Business, such that those employees are employees of the Company as of the Closing and will become Transferred Employees.

(f)In respect of the defined benefit plans and defined contribution plans set forth on Schedule 5.8(f), Seller will take the actions to be mutually agreed upon by the parties hereto promptly following the date of this Agreement (such actions, the “Benefit Plan Actions”); provided, however, that in no event will any Benefit Plan Actions unreasonably interfere with the operation of Seller’s or any of its Affiliate’s business.  Buyer shall (i) promptly upon request by Seller reimburse Seller for all out-of-pocket costs incurred by Seller or any of its Affiliates in connection with the Benefit Plan Actions, whether incurred before or after the Closing, and (ii) indemnify and hold harmless Seller and its Affiliates and their respective Representatives from and against any and all Losses incurred by them in connection with the Benefit Plan Actions, except to the extent any such Losses resulted from the bad faith or willful misconduct of Seller, its Affiliates or any of their respective Representatives.

Section 5.9Non-Competition; Non-Solicitation

.

(a)Except as permitted by Section 5.9(b), for a period of five (5) years after the Closing Date, Parent and Seller shall not, and each shall cause its Controlled Affiliates not to, engage, directly or indirectly, in the Territory, in the Covered Business.

(b)Notwithstanding the provisions set forth in Section 5.9(a), Parent, Seller and the Affiliates of each are permitted at any time to:

(i)engage in the Retained Businesses and any reasonable expansion thereof;

(ii)acquire any portion of the assets or Equity Interests of any Person engaged in the Covered Business so long as the Covered Business accounts for less than fifty percent (50%) of the revenues of such Person (based on the latest available, relevant annual financial statements);

(iii)acquire, hold or own, directly or indirectly, not more than five percent (5%) of a class of securities listed on a national or international securities exchange issued by any Person engaged in the Covered Business;

(iv)acquire, hold or own, directly or indirectly, any Equity Interests or any securities convertible into any Equity Interests of any Person engaged in the Covered Business received by Parent, Seller or any Affiliate of either as consideration for or otherwise in connection with a disposition or other strategic transaction; and

(v)perform their obligations or exercise their rights under this Agreement and the Ancillary Agreements.

(c)For a period of two (2) years after the Closing Date, Parent and Seller shall not, and each shall cause its Controlled Affiliates not to, directly or indirectly, (i) solicit or recruit for employment any individual that is then employed by the Company, or (ii) induce or attempt to induce any employee of the Company to terminate or sever his or her employment with the Company.  Notwithstanding the foregoing, nothing in this Agreement shall prevent Parent or Seller or any of their respective Affiliates from: (A) soliciting any employee for employment with respect to any public advertisement or posting or other form of general solicitation that is not specifically directed at such employees of the Company or as is conducted by search firms not directed by Parent, Seller or either’s Affiliates to target such employees of the Company or hiring any employees who contact Parent, Seller or any of their Affiliates in response to any such general solicitation; or (B) soliciting any employee who is terminated by the Company following the Closing.

(d)Buyer hereby acknowledges and agrees, on behalf of itself and each of its Affiliates (including, following the Closing, the Company) that any restrictive covenants contained in agreements between the Company, on the one hand, and Parent, Seller or any of their Affiliates (other than the Company), on the other hand, will automatically lapse and be of no further effect with respect to any portion of the Retained Businesses in which Parent, Seller or their Affiliates no longer own a controlling interest.

(e)Following the Closing, if any Person that as of the Closing was a Controlled Affiliate of Parent or Seller subsequently ceases to be a Controlled Affiliate, such Person will (automatically and without the need for any further action) no longer be subject to the restrictive covenants set forth in this Section 5.9.

Section 5.10Guarantees; Commitments; Misdirected Payments

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(a)After the Closing, Buyer and the Company, jointly and severally, shall forever indemnify, defend and hold harmless Seller and any of its Affiliates against any Liabilities, damages, costs or expenses that Seller or any of its Affiliates suffers, incurs or is liable for by reason of or arising out of or in consequence of: (i) Seller or any of its Affiliates issuing, making payment under, being required to pay or reimburse the issuer of, or being a party to, any guarantee, lease, indemnity, surety bond, letter of credit, letter of comfort or other obligation to the extent relating to the Business listed on Schedule 5.10 (collectively, the “Indemnified Guarantees”); (ii) any claim or demand for payment made on Seller or any of its Affiliates with respect to any of the Indemnified Guarantees; or (iii) any Action by any Person who is or claims to be entitled to the benefit of or claims to be entitled to payment, reimbursement or indemnity with respect to any Indemnified Guarantees.

(b)Buyer shall use all reasonable best efforts to cause itself or one of its Affiliates to be substituted in all respects for Seller and any of its Affiliates, and for Seller and its Affiliates to be released, effective as of the Closing, in respect of all obligations of Seller and any of its Affiliates under each of the guarantees, leases, indemnities, letters of credit, surety bonds, letters of comfort, commitments, understandings, Contracts and other obligations of such Persons related to the Business listed on Schedule 5.10.  For any items listed on Schedule 5.10 for which Buyer or one if its Affiliates is not substituted in all respects for Seller and its Affiliates (and for which Seller and its Affiliates are not released) effective as of the Closing, Buyer shall continue to use all reasonable best efforts and shall cause the Company to use all reasonable best efforts to effect such substitution and release after the Closing.  To the effect such substitution and release has not been effected with respect to any Indemnified Guarantee within nine (9) months following the Closing, then, within ten (10) Business Days of the six (6) month anniversary of the Closing, Buyer must post a letter of credit in the face amount equal to the aggregate obligations under all such Indemnified Guarantees with respect to which such substitution and release has not been effected.

(c)Following the Closing, Seller and Buyer covenant and agree to promptly remit to the other Party (or Affiliate thereof) any payments received that are owed to the other Party (or Affiliate thereof).  From and after the Closing, Seller shall (and shall cause its Affiliates to) forward promptly to Buyer any monies, checks or instruments received by Seller or any of its Affiliates after the Closing to the extent constituting any accounts receivable or other assets included in the Transferred Assets or belonging to the Company.  From and after the Closing, Buyer shall (and shall cause its Affiliates to) forward promptly to Seller any monies, checks or instruments received by Buyer or any of its Affiliates after the Closing to the extent constituting any accounts receivable or other assets included in the Excluded Assets, or otherwise not belonging to the Company and not included in the Transferred Assets and Liabilities.

Section 5.11Termination of Intercompany Arrangements

.  Effective at the Closing, all Contracts set forth on Schedule 5.11 shall be terminated without any party having any continuing obligation to the other.  Subject to the execution and delivery of the Intercompany Arrangement Amendments, the Intercompany Arrangement Agreements will remain in place following the Closing in accordance with their terms.  For the avoidance of doubt, understandings or Contracts entered into by Seller or any of its Affiliates, other than the Company, with a third party, shall not be terminated pursuant to this Agreement; provided, however, except to the extent expressly provided in any Ancillary Agreement, or otherwise agreed to by Seller and Buyer, the Business shall no longer receive any benefits under such understandings or Contracts.

Section 5.12Real Property Matters

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(a)At or prior to the Closing Date, Seller will cause the Company to transfer to Seller or one of its Affiliates (other than the Company) all of the Company’s right, title, and interest in and to those parcels of real property owned or leased by the Company and not used in the Business, which such properties are set forth on Schedule 5.12(a) (the “Seller Retained Real Property”).

(b)At or prior to the Closing Date, (i) Seller shall transfer or cause to be transferred to the Company all of Seller’s or its applicable Affiliate’s right, title and interest in each parcel of Owned Real Property that is Seller Business Real Property as of the date hereof, which Owned Real Property is identified on Schedule 5.12(b)(i), and (ii) assuming the receipt of all necessary consents, Seller shall assign or cause to be assigned to the Company all right, title and interest in the lessee’s or tenant’s interest in any Leased Real Property that is Seller Business Real Property as of the date hereof, which Leased Real Property is identified on Schedule 5.12(b)(ii).

(c)Prior to the date hereof, Seller has (i) ordered title commitments covering the Owned Real Property listed on Schedule 5.12(c) attached hereto, (ii) provided Buyer with copies of the existing title policies covering the remainder of the Owned Real Property, and (iii) provided Buyer with copies of the vesting deeds covering the Owned Real Property. Seller will provide copies of the title commitments for the Commitment Delivery Real Property to Buyer promptly following receipt thereof.

(d)Seller shall take such actions contemplated in Schedule 5.12(d) attached hereto.

Section 5.13Contact with Customers, Suppliers and Other Business Relations

.  During the period from the date of this Agreement until the earliest of the Closing Date or the termination of this Agreement in accordance with its terms, Buyer hereby agrees that it is not authorized to and shall not (and shall not permit any of its Affiliates, or any of their respective directors, officers, employees, agents or representatives to) initiate any substantive contact with any employee, customer, supplier or other material business relation of the Business regarding the Business or the transactions contemplated by this Agreement (except to acknowledge the information publicly available and provide reasonable assurance of continuity) without the prior written consent of Seller.

Section 5.14Further Assurances

.  Each of the Parties shall use commercially reasonable efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement; provided, that no Party shall be required to waive any condition contained in Article VI.

Section 5.15Releases

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(a)Buyer Release.  Effective as of the Closing, Buyer on behalf of itself and its past, present or future successors, assigns, employees, agents, equityholders, partners, Affiliates (including, following the Closing, the Company) and representatives (including their past, present or future officers and directors) (the “Buyer Releasors”) hereby irrevocably and unconditionally releases, acquits and forever discharges Seller and its predecessors, successors, parents, Subsidiaries and other Affiliates, and all of their respective current and former officers, directors, members, managers, shareholders, employees, agents and representatives, and each individual who was a director of the Company at or prior to the Closing, of and from any and all Actions, damages, accounts and Liabilities (including attorneys’ fees) held by any Buyer Releasor, whether known or unknown, matured or unmatured, suspected or unsuspected, liquidated or unliquidated, absolute or contingent, direct or derivative, to the extent arising out of or relating to Seller’s or its Affiliates’ ownership of the Company and the Transferred Assets and Liabilities or such director’s service as a director of the Company, in each case, arising from any act or omission prior to the Closing, except for any of the foregoing set forth in, pursuant to, or arising out of (a) this Agreement, any agreements entered into in connection with this Agreement (including the Ancillary Agreements), or the transactions contemplated hereby or thereby, or (b) any existing agreements between Buyer and its Affiliates (including the Company following the Closing), on the one hand, and Seller and its Affiliates, on the other hand, for matters arising and accruing (and only to the extent arising and accruing) unrelated to the transactions contemplated by this Agreement.  The Buyer Releasors irrevocably covenant to refrain from, directly or indirectly, asserting any claim, or commencing, instituting or causing to be commenced, any Action of any kind against any released party, based upon any matter released hereby.

(b)Seller Release.  Effective as of the Closing, Seller on behalf of itself and its past, present or future successors, assigns, employees, agents, equityholders, partners, Affiliates and representatives (including their past, present or future officers and directors) (the “Seller Releasors”) hereby irrevocably and unconditionally releases, acquits and forever discharges Buyer and its predecessors, successors, parents, Subsidiaries and other Affiliates (including the Company), and all of their respective current and former officers, directors, members, managers, shareholders, employees, agents and representatives,  of and from any and all Actions, damages, accounts and Liabilities (including attorneys’ fees) held by any Seller Releasor, whether known or unknown, matured or unmatured, suspected or unsuspected, liquidated or unliquidated, absolute or contingent, direct or derivative, to the extent arising out of or relating to Seller’s or its Affiliates’ ownership of the Company and the Transferred Assets and Liabilities, in each case, arising from any act or omission prior to the Closing, except for any of the foregoing set forth in, pursuant to, or arising out of (a) this Agreement, any agreements entered into in connection with this Agreement, or the transactions contemplated hereby or thereby, or (b) any existing agreements between Buyer and its Affiliates (including the Company following the Closing), on the one hand, and Seller and its Affiliates, on the other hand, for matters arising and accruing (and only to the extent arising and accruing) unrelated to the transactions contemplated by this Agreement.  The Seller Releasors irrevocably covenant to refrain from, directly or indirectly, asserting any claim, or commencing, instituting or causing to be commenced, any Action of any kind against any released party, based upon any matter released hereby.

Section 5.16Insurance

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(a)From and after the Closing, the Company shall cease to be insured by Seller’s or any of its Affiliates’ current occurrence-based, claims made or claims reported Insurance Policies or programs or by any of their current and historical self-insured programs, and neither Buyer nor the Company will have any access, right, title or interest to or in any such current Insurance Policies, programs or self-insured programs (including to all claims and rights and to make claims and all rights to proceeds) to cover any assets of the Company or any Liability arising from the operation of the Company’s business.

(b)To the extent that any claim related to the Business or the Transferred Assets and Liabilities arising out of any act, omission, occurrence, fact or circumstance first existing or occurring on or prior to the Closing Date is made against the Company (other than a claim for which the Seller is responsible hereunder), and any of the Insurance Policies maintained by Seller or its Affiliates (“Applicable Insurance Coverage”) by its terms applies to such claim (any such claim, an “Insurance Coverage Claim”), upon the Company’s written request (and at the Company’s sole cost and expense, including with respect to any deductible, retention or increase to premium to the extent related to the payment of such Insurance Coverage Claim), Seller shall submit such Insurance Coverage Claim upon receipt of such written request from Company to the insurer under the Applicable Insurance Coverage for potential payment with respect to such Insurance Coverage Claim.  In addition, Seller agrees to cooperate with the Company (at the Company’s sole cost and expense) to use commercially reasonable efforts to make the benefits of the Applicable Insurance Coverage available to the Company (subject to the terms and conditions of such Applicable Insurance Coverage) with respect to any Insurance Coverage Claims.  To the extent the Seller or any of its Affiliates incur any cost or Liability (including with respect to any deductible, retention or increase to premium to the extent related to the payment of such Insurance Coverage Claim) in connection with any Insurance Coverage Claim (“Claim Costs”), Buyer and the Company will fully reimburse Seller in the amount of, and indemnify Seller and its Affiliates in respect of, any such Claim Costs, regardless of whether Buyer or the Company is successful in recovering any amounts as a result of such Insurance Coverage Claim.  In the event that (i) Seller receives any proceeds of the Applicable Insurance Coverage with respect to any Insurance Coverage Claim thereunder, and (ii) the Company has made a payment to a third party as a result of the act, omission, occurrence, fact or circumstance underlying such Insurance Coverage Claim, Seller shall promptly pay or reimburse the Company with respect to the excess of (x) the amount so paid by the Company in accordance with this section over (y) any Claim Costs that have not previously been reimbursed by the Company to Seller.  Buyer and the Company will cooperate with Seller and any third-party adjuster in connection with the management or defense of any such Insurance Coverage Claim and will retain ultimate responsibility for any liability associated therewith, if any.  Notwithstanding anything to the contrary in this Agreement, Seller and its Affiliates shall have no obligation to maintain the current and Applicable Insurance Coverage and may modify, cancel or terminate such policies at any time in their sole discretion.  In no event will Buyer or the Company (or any of their Affiliates) be required to post cash or other collateral in respect of any Insurance Coverage Claim, it being understood that neither Seller nor any of its

Affiliates will have any liability for the rejection of any Insurance Coverage Claim by the applicable insurer as a result thereof.

Section 5.17Solvency after Closing

.  After the Closing, Buyer agrees that it shall not, and that it shall cause its Subsidiaries (which, for purposes of this Section 5.17 shall include the Company) not to, take or omit to take any action that could result in a determination pursuant to applicable Law that, after giving effect to the transactions contemplated by this Agreement (or after giving effect to such transactions contemplated by this Agreement and to such other subsequent actions or omissions), Buyer or any of its Subsidiaries, including the Company (on both a stand-alone and on a combined basis), (a) was insolvent at the time of the Closing, (b) became insolvent as a result of the transactions contemplated by this Agreement, (c) was left with unreasonably small capital with which to engage in its business, or (d) incurred debts beyond its ability to pay such debts as they mature, such that the payment of the Closing Purchase Price may be deemed a “fraudulent conveyance” or impermissible dividend or distribution under applicable Law or otherwise subject to claims of any creditors of Buyer or any of its Subsidiaries, including the Company, or their trustees in bankruptcy proceedings.

Section 5.18Further Action Regarding Assets

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(a)If, after the Closing Date, Seller or its Affiliates or Buyer identifies any asset that should have been a Transferred Asset and was not previously transferred by Seller or any of its Affiliates to Buyer, then, to the extent that Seller has the right to do so and without paying additional consideration (other than a nominal fee (e.g., $1)) to a third party, Seller shall (or shall cause its Affiliates to) transfer such asset to Buyer pursuant to the terms hereof for no additional consideration.  Until such time that Seller or any of its Affiliates transfers such asset to Buyer, Seller, on behalf of itself and its Affiliates, hereby grants to Buyer and its Subsidiaries (i) a non-exclusive, royalty-free, fully paid-up, worldwide, irrevocable, sub-licensable and transferable right and license (or sub-license, as the case may be) to fully use, practice and otherwise exploit such asset and (ii) a covenant not to sue with respect to the foregoing activities, in each case under (i) and (ii), effective as of the Closing Date.

(b)If, after the Closing Date, Buyer or its Affiliates or Seller identifies any asset that is not expressly a Transferred Asset that has inadvertently come into the possession of Buyer, and was not previously transferred by Buyer or any of its Affiliates to Seller, then, to the extent that Buyer has the right to do so and without paying additional consideration (other than a nominal fee (e.g., $1)) to a third party, Buyer shall (or shall cause its Affiliates to) transfer such asset to Seller pursuant to the terms hereof for no additional consideration.  Until such time that Buyer or any of its Affiliates transfers such asset to Seller, Buyer, on behalf of itself and its Affiliates, hereby grants to Seller and its Subsidiaries (i) a non-exclusive, royalty-free, fully paid-up, worldwide, irrevocable, sub-licensable and transferable right and license (or sub-license, as the case may be) to fully use, practice and otherwise exploit such asset and (ii) a covenant not to sue with respect to the foregoing activities, in each case under (i) and (ii), effective as of the Closing Date.

Section 5.19COVID-19

.  Notwithstanding anything to the contrary contained herein, nothing in this Agreement shall restrict Seller and its Affiliates (including the Company (prior to the Closing)) from taking or failing to take any COVID-19 Measures, and no such action or omission shall be deemed to violate or breach this Agreement or to cause any of the conditions to the Closing to fail to be satisfied.

Section 5.20Financial Statements

.  No later than forty-five (45) days following the Closing, Seller shall deliver to the Company (a) an audited balance sheet of the Business as of, and  audited statements of income, cash flows, and changes in equity of the Business for the year ended, December 31, 2020, and related notes, prepared in accordance with GAAP, and (b) an unaudited balance sheet as of the Closing Date (the “Closing Date Balance Sheet”) and unaudited interim statement of income for the period then ended, prepared consistent with past practices and Part I of the Accounting Principles, and subject to normal and recurring year-end adjustments, none of which are material, individually or in the aggregate, and the absence of notes, none of which, if presented, would materially differ from those in the Audited Financial Statements.

Section 5.21Excluded Liabilities and Transferred Liabilities

.  From and after the Closing, Seller or its applicable Affiliate(s) will remain responsible for payment, performance and discharge, when due, of all Excluded Liabilities at its sole cost and expense.  From and after the Closing, Buyer will be responsible for payment, performance and discharge, when due, of all Transferred Liabilities and (except to the extent of Seller’s responsibilities with respect to (a) Section 5.23 Matters, (b) Post-Closing Environmental Remediation Matters to the extent contemplated by Section 5.23(d) or (c) Workers’ Compensation Claims and Auto Claims arising prior to the Closing Date) the Liabilities of the Company at its sole cost and expense.

Section 5.22Litigation Matters

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(a)Following the Closing, in the event and for so long as Buyer, on the one hand, or Seller or any of its Affiliates, on the other hand, as applicable, is prosecuting, contesting or defending any Action, other investigation, charge, claim, or demand by a third party (including any securities regulator) in connection with (i) the transactions contemplated herein (including in respect of any regulatory policy issued by a securities regulator that is applicable to such transactions), or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, in connection with or arising from the Company, the Transferred Assets, any Workers’ Compensation Claims or any Auto Claims, the other Party shall, and shall cause its respective directors, officers and employees to (in each case at the sole cost and expense of the first Party except with respect to Workers’ Compensation Claims and Auto Claims, which shall be handled as set forth in Section 5.24), cooperate in good faith with such first Party and its counsel in such prosecution, contest or defenses, including making reasonably available its personnel, and providing such testimony and access to its books and records as shall be reasonably necessary in connection with such prosecution, contest or defense; provided, that the first Party shall treat all such information as confidential and hereby agrees not to use such information for any purpose other than in connection with such Action, other investigation, charge, claim or demand by a third party; and provided, further, that no Party shall be obliged to disclose or provide access to any documents, records or information subject to attorney-client privilege or attorney work-product protection (provided, however, that such Party shall use its reasonable best efforts to allow for such disclosure (or as much of it as possible) in a manner that does not result in a loss of attorney-client privilege or attorney work-product protection.

(b)At the Closing, Seller and its Affiliates, as applicable, will assign to the Company, and the Company shall assume, all rights to, and all obligations and Liabilities under, and shall have full control over the conduct of, the Company Specified Matters.  Following the Closing, Buyer shall keep Seller reasonably apprised of any updates pertaining to the Company Specified Matters and may settle each Company Specified Matter on terms and conditions deemed appropriate in the reasonable discretion of Buyer; provided, however, that, notwithstanding the foregoing, Buyer shall not settle, compromise or consent to the entry of judgement with respect to any Company Specified Matter unless such settlement, compromise or consent (i) includes an unconditional release of Seller and each of its Affiliates that were named in such Company Specified Matter and such Person’s officers, directors, employees and Affiliates from any and all Liabilities arising out of such Company Specified Matter, (ii) does not contain any admission or statement suggesting any wrongdoing or liability by or on behalf of Seller or any of its Affiliates that was named in such Company Specified Matter or such Person’s officers, directors, employees, agents or Affiliates, and (iii) does not contain any equitable order, judgment or term that in any manner affects, restrains or interferes with the Retained Businesses or any other business of Seller or any of its Affiliates.

(c)Following the Closing, Buyer shall use its best efforts to assume all rights to, and all obligations and Liabilities under, each Company Specified Matter, including by cooperating with Seller and promptly filing (and in any event within ten (10) Business Days following the Closing Date) with the applicable court all motions and other documents necessary to cause Buyer to be substituted in place of Seller and any of its Affiliates named in such Company Specified Matter (“Company Specified Matter Party Substitution”).  Without limiting the generality of the foregoing, each of Seller and Buyer shall, subject to attorney-client privilege, promptly notify the other of the receipt and content of any oral or written communication, inquiries or requests for additional information it receives with respect from the applicable court or any other named party in such Company Specified Matter with respect to any Company Specified Matter Party Substitution and will promptly: (i) cooperate in all respects with the other in connection with any Company Specified Matter Party Substitution and any inquiry related thereto; (ii) permit the other to review in advance and incorporate the other’s reasonable comments in any motion, filing or other communication submitted by it to the applicable court with respect to any Company Specified Matter Party Substitution; (iii) not participate or agree to participate in any meeting or telephone call or discussion with the applicable court or other parties named in the applicable Company Specified Matter in respect of any Company Specified Matter Party Substitution, unless it consults with the other in advance and gives the other or its counsel the opportunity to attend and participate in such meeting or telephone call or discussion; and (iv) act in good faith and reasonably cooperate with the other in connection with any Company Specified Matter Party Substitution and in connection with resolving any inquiry of the applicable court and other parties with respect to the applicable Company Specified Matter.

(d)At the Closing, the Company will assign to the Seller, and the Seller shall assume, all rights to, and all obligations and Liabilities under, and shall have full control over the conduct of, any matters or Actions to the extent arising out of or relating to the Section 5.23 Matters or any Excluded Liabilities as to which the Company is a named party or otherwise may have Liability (the “Seller Specified Matters”).  Following the Closing, Seller shall keep Buyer reasonably apprised of any updates pertaining to the Seller Specified Matters and may settle each Seller Specified Matter on terms and conditions deemed appropriate in the reasonable discretion of

Seller; provided, however, that, notwithstanding the foregoing, Seller shall not settle, compromise or consent to the entry of judgement with respect to any Seller Specified Matter unless such settlement, compromise or consent (i) includes an unconditional release of Company and each of its Affiliates that were named in such Seller Specified Matter and such Person’s officers, directors, employees and Affiliates from any and all Liabilities arising out of such Seller Specified Matter, (ii) does not contain any admission or statement suggesting any wrongdoing or liability by or on behalf of Company or any of its Affiliates that was named in such Seller Specified Matter or such Person’s officers, directors, employees, agents or Affiliates, and (iii) does not contain any equitable order, judgment or term that in any manner affects, restrains or interferes with the Business or any other business of Company or any of its Affiliates.

(e)Following the Closing, Seller shall use its best efforts to assume all rights to, and all obligations and Liabilities under, each Seller Specified Matter, including by cooperating with Company and promptly filing (and in any event within ten (10) Business Days following the Closing Date) with the applicable court all motions and other documents necessary to cause Seller to be substituted in place of Company and any of its Affiliates named in such Seller Specified Matter (“Seller Specified Matter Party Substitution”).  Without limiting the generality of the foregoing, each of Seller and Buyer shall, subject to attorney-client privilege, promptly notify the other of the receipt and content of any oral or written communication, inquiries or requests for additional information it receives with respect from the applicable court or any other named party in such Seller Specified Matter with respect to any Seller Specified Matter Party Substitution and will promptly: (i) cooperate in all respects with the other in connection with any Seller Specified Matter Party Substitution and any inquiry related thereto; (ii) permit the other to review in advance and incorporate the other’s reasonable comments in any motion, filing or other communication submitted by it to the applicable court with respect to any Seller Specified Matter Party Substitution; (iii) not participate or agree to participate in any meeting or telephone call or discussion with the applicable court or other parties named in the applicable Seller Specified Matter in respect of any Seller Specified Matter Party Substitution, unless it consults with the other in advance and gives the other or its counsel the opportunity to attend and participate in such meeting or telephone call or discussion; and (iv) act in good faith and reasonably cooperate with the other in connection with any Seller Specified Matter Party Substitution and in connection with resolving any inquiry of the applicable court and other parties with respect to the applicable Seller Specified Matter.

Section 5.23Environmental Matters

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(a)With respect to the Business Real Property set forth on Schedule 5.23(a)-1, Seller will, or will cause its Affiliates, at its sole cost and expense: (i) to take all such corrective actions as may be required to fully and promptly bring into compliance with Environmental Law (including remediation to the extent required thereby) and any applicable settlement or Order (including remediation to the extent required thereby), all of such properties in relation to the subject matter addressed in the Action described on Schedule 5.23(a)-2 (the “Section 5.23 Matters”, and such corrective actions, the “Section 5.23 Corrective Actions”); (ii) to satisfy monetary Liabilities imposed with respect to such Section 5.23 Matters; and (iii) to be responsible for legal fees or other expert or consultants fees directly resulting from the matters described in the preceding clauses (i) and (ii) incurred by Seller and its Affiliates.

(b)To the extent the Section 5.23 Corrective Actions have not been completed by the Closing, at the election of Seller, Buyer will either (i) afford Seller and its representatives reasonable and necessary access to the affected properties, personnel and information regarding the affected properties after the Closing to complete the Section 5.23 Corrective Actions, and/or (ii) complete the implementation of the Section 5.23 Corrective Actions at Seller’s sole cost and expense, which Seller will reimburse to Buyer not less frequently than monthly as incurred.  For purposes of clarity, completion of the Section 5.23 Corrective Actions will not be a condition to the Closing.

(c)Buyer acknowledges that, following the completion of the Section 5.23 Corrective Actions, (i) Buyer and the Company will be fully responsible for implementing, maintaining and adhering to the resulting compliance measures in accordance with applicable Environmental Laws; and (ii) Buyer agrees to provide, and cause the Company to provide, any required certifications to that effect, including any certifications requested by the U.S. Environmental Protection Agency, to the U.S. Environmental Protection Agency and to Seller; provided, however, that Buyer shall be solely responsible for the accuracy and correctness of any such certification.

(d)Other than with respect to the Section 5.23 Matters and the Section 5.23 Corrective Actions, Buyer will control the authorization and implementation of any and all compliance or remediation measures or actions taken or to be taken at any of the Business Real Property following the Closing to remedy (i) any violations of Environmental Laws or (ii) the presence of Hazardous Substances at concentrations that require remedial action (so long as identified in any Phase I environmental study, any Phase II environmental study (but with respect to a Phase II environmental study, only to the extent such Phase II environmental study was prepared prior to the date hereof or arose directly from a Phase I environmental study that was prepared either before or after the date hereof), or to comply with the legal requirements under applicable Environmental Laws, in each case, related to the Business Real Property prepared by Buyer’s environmental consultant) (each, a “Buyer Environmental Study”), or identified during the course of any remediation efforts conducted in good faith by Buyer to remedy any violations of applicable Environmental Law or the presence of Hazardous Substances at concentrations that require remedial action identified in a Buyer Environmental Study), in each case, to bring such Business Real Property locations into compliance for the continued use of such location for commercial or industrial purposes (such measures to include the removal and replacement of underground storage tanks to the extent the foregoing standards are satisfied, but only if the removal of such tanks is recommended in a Phase II environmental study (only to the extent such Phase II environmental study was prepared prior to the date hereof  or arose directly from a Phase I environmental study that was prepared either before or after the date hereof)) (“Post-Closing Environmental Remediation Measures”).  Prior to the one (1)-year anniversary of the Closing Date, Buyer must deliver to Seller a statement executed by an authorized representative of Buyer setting forth in reasonable detail a list of all Post-Closing Environmental Remediation Measures (the “Post-Closing Environmental Remediation Measures Statement”); it being understood that Buyer may update and supplement the Post-Closing Environmental Remediation Measures Statement prior to (but may not do so after) the one (1)-year anniversary of the Closing Date in writing executed by an authorized representative of Buyer, and the Post-Closing Environmental Remediation Measures set forth on the latest Post-Closing Environmental Remediation Measures Statement delivered by Buyer pursuant to this Section 5.23(d) will be deemed final for all purposes of this Agreement.  The costs and the expenses of the Post-Closing Environmental Remediation Measures shall be borne as set forth in the last sentence of this Section 5.23(d); provided that (A) Seller will only be responsible for the reasonable and documented costs and expenses of any Post-Closing Environmental Remediation Measure to the extent such Post-Closing Environmental Remediation Measure is (I) properly identified in the Post-Closing Environmental Remediation Measures Statement or identified during the course of any remediation measures conducted in good faith by Buyer in respect of matters identified in such Post-Closing Environmental Remediation Measures Statement, and (II) completed prior to the three (3)-year anniversary of the Closing Date. With respect to the costs and expenses for Post-Closing Environmental Remediation Measures to be borne by Seller pursuant to this Section 5.23(d), Seller will only be responsible to the extent (x) such costs and expenses are documented and out-of-pocket costs and expenses that have actually been incurred by Buyer, (y) Buyer properly brings an indemnity claim for such documented out-of-pocket costs and expenses pursuant to Section 8.1(f), and (z) such costs and expenses relate to measures designed to achieve, in a reasonably cost-effective manner (with Buyer being obligated to use reasonable best efforts to minimize such costs), the minimum standard that will comply with all applicable remedial standards for continued industrial use or commercial use of the applicable Business Real Property (with the cost of any measures taken in excess of such standard being at Buyer’s sole cost and expense).  Buyer shall make claims under this Section 5.23(d) no more often than monthly by submitting to Seller an invoice and supporting documentation in reasonable detail (“Environmental Invoice”), and Seller shall pay the invoiced amount (or any undisputed portion thereof) within thirty (30) days of receipt.  To the extent any invoiced amount is disputed, Buyer and Seller will present information and negotiate in good faith concerning the disputed amount and, if an agreement is not reached within such period, either party may submit the matter to the Independent Accountant (or, if the Independent Accountant does not have sufficient expertise to determine such disputed matter, a mutually-agreed, nationally recognized environmental consultant) for determination in a manner consistent with the relevant procedures set forth in Section 2.8. The first $40,000,000 of costs and expenses incurred by Buyer and its Affiliates for Post-Closing Environmental Remediation Measures will be borne by Seller, and thereafter, any other costs and expenses incurred by Buyer and its Affiliates for Post-Closing Environmental Remediation Measures will be borne by Buyer.

(e)Upon receipt by Buyer, Buyer will promptly deliver to Seller complete and accurate copies of each Buyer Environmental Study relating to a property where a Post-Closing Environmental Remediation Measure is implemented.

Section 5.24Auto and Workers’ Compensation Claims; Vehicle Litigation Holds

.

(a)Seller or one or more of its Affiliates (other than the Company), as applicable, will be responsible for and retain all Liabilities of the Business to the extent arising out of claims made before or after the Closing Date for (i) workers’ compensation (“Workers’ Compensation Claim”), or (ii) bodily injury or property damage to the extent arising out of vehicle accidents (“Auto Claim”), in each case, to the extent the underlying incident that is the cause of such Workers’ Compensation Claim or Auto Claim occurred prior to the Closing Date.  From the date hereof through the Closing Date, the Seller (x) shall, and shall cause its third-party administrator to, manage, settle, reserve, and otherwise handle all Auto Claims and Workers’ Compensation Claims consistent with Seller’s practices prior to the date of the Most Recent Balance Sheet.

(b)Buyer will be responsible for all Liabilities of the Business arising out of Workers’ Compensation Claims and Auto Claims, in each case, to the extent the underlying incident that is the cause of such Workers’ Compensation Claim or Auto Claim occurs on or after the Closing Date.

(c)Following the Closing, with respect to (i) any vehicle of the Business subject to a litigation hold as of the Closing arising out of or relating to an Auto Claim, or (ii) any vehicle of the Business that becomes subject to a litigation hold following the Closing arising out of or relating to an Auto Claim (to the extent the underlying incident that is the cause of the Auto Claim occurred prior to the Closing Date), Buyer shall, and shall cause its Affiliates (including the Company) to, maintain each such litigation hold until Seller provides written notice to Buyer that a litigation hold on a vehicle can be released; it being understood that Seller will reasonably promptly notify Buyer in writing following the collective determination by Seller’s applicable claims administrator and defense counsel that any such litigation hold on a vehicle may be released.

Section 5.25Confidentiality Agreement

.  Notwithstanding anything set forth in this Agreement or the Confidentiality Agreement to the contrary, the Confidentiality Agreement will (i) survive the Closing in accordance with its terms with respect to “Confidential Information” (as defined in the Confidentiality Agreement) as it relates to Seller and its Affiliates (other than the Company) and is not related to the Business; and (ii) terminate as of the Closing with respect to “Confidential Information” (as defined in the Confidentiality Agreement) related to the Business.

Section 5.26Resignations

.  Seller will use commercially reasonable efforts to obtain a resignation and release from each director of the Company effective as of the Closing, but, for the avoidance of doubt, the delivery of any such resignation or release will not be a condition to the Closing.

Section 5.27Vesting Credit and Early Retirement.

(a)For employees of Seller and its Affiliates (including the Company) immediately prior to the Closing who become employees of the Company immediately following the Closing (“Transferring Employees”) that are eligible to participate in the UPS Pension Plan (the “UPS Pension Plan”) immediately prior to the Closing Date, the UPS Pension Plan will credit eligible future service at Buyer to count towards vesting eligibility (only) under the UPS Pension Plan (in accordance with the UPS Pension Plan’s terms) (the “Vesting Service”). Only future service actually completed by each Transferring Employee at Buyer shall be counted for this purpose and any deemed, imputed or similar service that may be provided by Buyer or under Buyer’s tax qualified defined benefit plan to any Transferring Employee shall be disregarded under the UPS Pension Plan in all events.   For the avoidance of doubt, the accrued benefit calculation under the UPS Pension Plan for each Transferring Employee shall only include eligible service with the Seller and its Affiliates (as applicable) until the Closing Date (in accordance with the UPS Pension Plan’s terms). If a Transferring Employee is terminated before such Transferring Employee meets the required Vesting Service such Transferring Employee shall be considered unvested under the UPS Pension Plan. If a Transferring Employee is terminated after such Transferring Employee meets the required Vesting Service such Transferring Employee shall be considered vested in the UPS Pension Plan, and Seller and its Affiliates will provide the related benefits at their cost.  In order to implement the requirements of this Section 5.27(a) timely and appropriately, the Buyer shall provide Seller a regular census update report at such intervals or at such time(s), and in such form, as may reasonably be requested by Seller from time to time, that includes information as to whether each Transferring Employee remains eligible for the Buyer’s tax qualified defined benefit pension plan and the hours each Transferring Employee worked for Buyer in the applicable period(s) while eligible for Buyer’s tax qualified defined benefit pension plan.  Notwithstanding anything in this Section 5.27(a) to the contrary, the Seller reserves the right to amend or terminate the UPS Pension Plan at any time in accordance with its terms and applicable Law.

(b)For each Transferring Employee, the UPS Pension Plan will credit eligible service at Buyer for purposes of determining eligibility (only) for active participant early retirement factors under the UPS Pension Plan (in accordance with the UPS Pension Plan’s terms) (“Early Retirement Service”).   Only future service actually completed by each Transferring Employee at Buyer shall be credited for this purpose and any deemed, imputed or similar service that may be provided by Buyer or under Buyer’s tax qualified defined benefit plan to any Transferring Employee shall be disregarded under the UPS Pension Plan in all events.  For the avoidance of doubt, the accrued benefit calculation under the UPS Pension Plan for each Transferring Employee shall only reflect eligible service with the Seller and its Affiliates (as applicable) until the Closing Date (in accordance with the UPS Pension Plan’s terms). If a Transferring Employee is terminated or otherwise becomes ineligible for the Buyer’s tax qualified defined benefit pension plan before such Transferring Employee meets the required Early Retirement Service, such Transferring Employee shall be considered as a terminated participant under the UPS Pension Plan for purposes of determining the applicable early retirement factors. If a Transferring Employee is terminated or otherwise becomes ineligible for the Buyer’s tax qualified defined benefit pension plan after such Transferring Employee meets the required Early Retirement Service, such Transferring Employee shall not be considered as a terminated participant under the UPS Pension Plan for purposes of determining the applicable early retirement factors. If a Transferring Employee elects to receive such Transferring Employee’s benefits (if any) under the UPS Pension Plan, the eligibility status for early retirement subsidies at the time of that election shall apply when determining the applicable early retirement factors, and Seller and its Affiliates will provide the related benefits at their cost. In order to implement the requirements of this Section 5.27(b)timely and appropriately, the Buyer shall provide to Seller a regular census update report at such intervals or at such time(s), and in such form, as may reasonably be requested by Seller from time to time, that includes information as to whether each Transferring Employee remains eligible for the Buyer’s tax qualified defined benefit pension plan and  the hours each Transferring Employee worked for Buyer in the applicable period(s) while eligible for Buyer’s tax-qualified defined benefit pension plan.  Notwithstanding anything in this Section 5.27(b) to the contrary, the Seller reserves the right to amend or terminate the UPS Pension Plan at any time in accordance with its terms and applicable Law.

ARTICLE VI

CONDITIONS TO OBLIGATIONS OF THE PARTIES

Section 6.1Conditions to Each Party’s Obligations

.  The respective obligations of each Party to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or written waiver (to the extent permitted by applicable Law) by such Party) at or prior to the Closing of the following conditions:

(a)Injunction.  No Governmental Entity has issued, promulgated or enacted any Law or Order that prevents or makes illegal the consummation of the transactions contemplated by this Agreement; and

(b)HSR Act.  The applicable waiting period under the HSR Act shall have expired or been terminated.

Section 6.2Conditions to Obligations of Seller

.  The obligations of Seller to consummate the transactions contemplated by this Agreement are further subject to the satisfaction (or written waiver by Seller) at or prior to the Closing of the following conditions:

(a)Representations and Warranties.  The representations and warranties of Buyer contained herein shall be true and correct in all material respects as of the date of this Agreement and as of the Closing as if made at and as of such time (other than representations and warranties that speak as of a specific date prior to the Closing Date which only need be true and correct in all material respects as of such earlier date);

(b)Performance of Obligations.  Buyer shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Closing pursuant to the terms hereof; and

(c)Buyer Officer’s Certificate.  An authorized officer of Buyer shall have executed and delivered to Seller a certificate (i) as to compliance with the conditions set forth in Section 6.2(a) and Section 6.2(b) and (ii) (x) if Buyer is aware of Seller’s breach of any covenant or obligation in this Agreement required to be performed before Closing, stating which covenant or obligation Seller has breached or, (y) if Buyer is not aware of any such breach, so stating.

Notwithstanding the failure of any one or more of the foregoing conditions in this Article VI, Seller may proceed with the Closing without satisfaction, in whole or in part, of any one or more of such conditions and without written waiver.  To the extent any such condition fails to be satisfied, and Seller nevertheless proceeds with the Closing, Seller shall not be deemed to have waived any rights or remedies it may have against Buyer or any of its Affiliates by reason of the failure of any such condition, including any right or remedy Seller may have under Section 8.2(b) hereof.  Seller may not rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by Seller’s failure to use its commercially reasonable efforts to consummate the transactions contemplated by this Agreement, as required hereby.

Section 6.3Conditions to Obligations of Buyer

.  The obligations of Buyer to consummate the transactions contemplated by this Agreement are further subject to the satisfaction (or written waiver by it) at or prior to the Closing of the following conditions:

(a)Representations and Warranties.

(i)The Fundamental Representations (in each case, without regard to any qualification therein as to materiality or Material Adverse Effect) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing as if made at and as of the Closing (except for representations and warranties that speak as of a specific date prior to the Closing Date which only need be true and correct in all material respects as of such earlier date); and

(ii)The representations and warranties of Seller contained in Article III that are not Fundamental Representations (in each case, without regard to any qualification therein as to materiality or Material Adverse Effect) shall be true and correct as of the date of this Agreement and as of the Closing as if made at and as of the Closing (except for representations and warranties that speak as of a specific date prior to the Closing Date which only need be true and correct as of such earlier date), except in each case for any failure to be true and correct that has not individually or in the aggregate had a Material Adverse Effect;

(b)Performance of Obligations.  Seller shall have (i) performed in all material respects its obligations under Section 2.6(a) and subsections (a) and (b) of  Section 5.12 required to be performed by Seller at or prior to the Closing pursuant to the terms hereof; and (ii) performed all other obligations under this Agreement required to be performed by Seller at or prior to the Closing pursuant to the terms hereof, except in each case for non-performance that would not individually or in the aggregate have a Material Adverse Effect;

(c)Material Adverse Effect.  Since the date of the Agreement, there shall not have occurred a Material Adverse Effect that remains uncured; and

(d)Seller Officer’s Certificate.  An authorized officer of Seller shall have executed and delivered to Buyer a certificate (i) as to Seller’s compliance with the conditions set forth in Section 6.3(a), Section 6.3(b), and Section 6.3(c) and (ii) (x) if Seller is aware of Seller’s breach of any covenant or obligation in this Agreement required to be performed before Closing, stating which covenant or obligation Seller has breached or, (y) if Seller is not aware of any such breach, so stating.

Notwithstanding the failure of any one or more of the foregoing conditions in this Article VI, Buyer may proceed with the Closing without satisfaction, in whole or in part, of any one or more of such conditions and without written waiver.  To the extent any such condition fails to be satisfied, and Buyer nevertheless proceeds with the Closing, Buyer shall not be deemed to have waived any rights or remedies it may have against Seller or any of its Affiliates by reason of the failure of any such condition, including any right or remedy Buyer may have under Section 8.1(b) hereof.  Buyer may not rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by Buyer’s failure to use its commercially reasonable efforts to consummate the transactions contemplated by this Agreement, as required hereby.

ARTICLE VII

TERMINATION

Section 7.1Termination

.  This Agreement may be terminated at any time at or prior to the Closing (the “Termination Date”):

(a)in writing, by mutual consent of Buyer and Seller;

(b)by written notice from Buyer to Seller if there has been a breach of any representation, warranty, covenant or other agreement made by Seller in this Agreement, or any such representation and warranty shall have become untrue or inaccurate after the date of this Agreement, in each case which breach, untruth or inaccuracy (i) would result in Section 6.3(a) or Section 6.3(b) not being satisfied as of the Closing Date (a “Terminating Seller Breach”), and (ii) shall not have been cured prior to the last Business Day prior to the Outside Date (such notice to describe such Terminating Seller Breach in reasonable detail), or which breach, untruth or inaccuracy, by its nature, cannot be cured prior to the Outside Date; provided, that Buyer is not then in material breach of any of its representations, warranties, covenants or other obligations under this Agreement, which breach would give rise to a failure of a condition set forth in Section 6.2(a) or Section 6.2(b);

(c)by written notice from Seller to Buyer if there has been a breach of any representation, warranty, covenant or other agreement made by Buyer in this Agreement, or any such representation and warranty shall have become untrue or inaccurate after the date of this Agreement, in each case which breach, untruth or inaccuracy (i) would result in Section 6.2(a) or Section 6.2(b) not being satisfied as of the Closing Date (a “Terminating Buyer Breach”), and (ii) shall not have been cured prior to the last Business Day prior to the Outside Date (such notice to describe such Terminating Buyer Breach in reasonable detail), or which breach, untruth or inaccuracy, by its nature, cannot be cured prior to the Outside Date; provided, that Seller is not then in material breach of any of its representations, warranties, covenants or other obligations under this Agreement, which breach would give rise to a failure of a condition set forth in Section 6.3(a) or Section 6.3(b);

(d)by written notice by Buyer or Seller if the condition set forth in Section 6.1(a) is not satisfied and the Law or Order giving rise to such non-satisfaction shall have become final and non-appealable; and

(e)by written notice by Buyer or Seller if the Closing has not occurred on or prior to the date that is one hundred eighty (180) days from the date hereof (as extended pursuant to this Section 7.1(e), the “Outside Date”) for any reason other than delay or nonperformance of the Party seeking such termination; provided, however, that the Outside Date will automatically be extended to the day immediately following the end of the applicable thirty (30)-day period in the event either Buyer or Seller delivers written notice to such other Party pursuant to Section 7.1(b) or Section 7.1(c), respectively, not more than thirty (30) days prior to the Outside Date and such Terminating Seller Breach or Terminating Buyer Breach, as the case may be, is curable.

Section 7.2Procedure and Effect of Termination

.  In the event of the termination of this Agreement and the abandonment of the transactions contemplated by this Agreement pursuant to Section 7.1, written notice thereof shall forthwith be given by the Party so terminating to the other Parties, and this Agreement shall terminate and the transactions contemplated hereby shall be abandoned without further action by any Party.  If this Agreement is terminated pursuant to Section 7.1:

(a)each Party shall destroy all documents, work papers and other materials of the other Party relating to the transactions contemplated by this Agreement, whether obtained before or after the execution hereof, and deliver notice to the Party seeking destruction of such documents that such destruction has been completed (provided that a Party shall be entitled to retain one copy of such documents, work papers and other materials in its legal department in accordance with the requirements of its document retention policies, and no Party shall be required to destroy or delete information contained in “back-up” or archived electronic form in the Ordinary Course, and all confidential information received or so retained by any Party with respect to the other Parties shall be treated in accordance with the Confidentiality Agreement and Section 5.1(b));

(b)all filings, applications and other submissions made pursuant hereto shall, at the option of Seller, and to the extent practicable, be withdrawn from the agency or other Person to which made; and

(c)notwithstanding any provision in this Agreement to the contrary, there shall be no Liability hereunder on the part of any of Seller, Buyer or any of their respective directors, officers, employees, Affiliates, agents or representatives, except that (i) if the basis of termination is a willful breach by Seller or Buyer, as the case may be, of one or more of the provisions of this Agreement, then the breaching Party shall be liable to the non-breaching Party and the non-breaching Party will be entitled to specific performance, including to complete the contemplated transactions, and (ii) the obligations provided for in this Section 7.2 and Section 5.1(b) (Access to Information) Section 5.3 (Public Announcements), Section 9.1 (Fees and Expenses), Section 9.2 (Notices), Section 9.3 (Severability), Section 9.8 (Consent to Jurisdiction), Section 9.9 (Waiver of Jury Trial) and Section 9.10 (Governing Law) hereof and in the Confidentiality Agreement shall survive any such termination.

ARTICLE VIII

INDEMNIFICATION

Section 8.1Indemnification Obligations of Seller

.  Subject to the provisions of this Article VIII, from and after the Closing, Seller shall indemnify, defend, and hold harmless each of the Buyer Indemnified Parties from, against and in respect of any and all Losses arising out of:

(a)any breach of any Fundamental Representation;

(b)any breach of any covenant, agreement or undertaking made by Seller in this Agreement which, by its terms, is to be completed prior to or as of the Closing;

(c)any breach of any covenant, agreement or undertaking made by Seller in this Agreement which, by its terms, requires performance in whole or in part after the Closing;

(d)(i) any Taxes (other than Transfer Taxes, which will be subject to Section 5.6(f)) of the Company with respect to any Tax period or portion thereof ending on or before the Closing Date (or for the portion of any Straddle Period ending on the Closing Date determined in accordance with Section 5.6(d)); (ii) the unpaid Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of Law) that are imposed on the Company by reason of having been a member of an affiliated, combined, consolidated, unitary or similar group on or before the Closing Date; and (iii) the unpaid Taxes of any Person for which the Company is liable as a transferee or successor, by contract (other than a contract entered into in the Ordinary Course the primary purpose of which is unrelated to Taxes), or otherwise, which Taxes relate to an event or transaction occurring before the Closing; provided that, such Taxes described in clauses (i) through (iii) above shall not include any Taxes that (x) were reflected as a liability on the Final Closing Statement, (y) are attributable to the breach of any covenant of Buyer under Section 5.6, or (z) are attributable to any action taken by or on behalf of the Company on the Closing Date after the Closing;

(e)any Excluded Asset or Excluded Liability;

(f)any Liability for Post-Closing Environmental Remediation Measures for which Seller is responsible pursuant to Section 5.23(d); or

(g)any breach of the Real Estate Representation with respect to the Commitment Delivery Real Property, in each case limited only to the representation that the Company, Seller or its Affiliate, as applicable, has good and valid fee simple title in and to such property and, for the avoidance of doubt, the indemnification under this clause (g) does not pertain to any encumbrances on title or other Liens, or whether the same are or are not Permitted Liens.

The Losses of the Buyer Indemnified Parties described in this Section 8.1 as to which the Buyer Indemnified Parties are entitled to indemnification from Seller are collectively referred to as “Buyer Losses”.

Section 8.2Indemnification Obligations of Buyer

.  Buyer shall indemnify and hold harmless each of the Seller Indemnified Parties from, against and in respect of any and all Losses arising out of:

(a)any breach of any representation or warranty made by Buyer in Article IV;

(b)any breach of any covenant, agreement or undertaking made by Buyer in this Agreement;

(c)any Transferred Asset or Transferred Liability; or

(d)the ownership or operation of the Company, the Business or the Transferred Assets and Liabilities from and after the Closing, including any Actions that are Company Specified Matters, in each case, other than Losses to the extent arising out of (i) Seller’s responsibility with respect to Section 5.23 Matters or Post-Closing Environmental Remediation Measures to the extent contemplated by Section 5.23(d), (ii) any Liabilities for which Seller and its Affiliates (other than the Company) are liable as a matter of law, (iii) other Excluded Liabilities, or (iv) matters for which any Buyer Indemnified Party is entitled to indemnification pursuant to Section 8.1 hereof.

The Losses of the Seller Indemnified Parties described in this Section 8.2 as to which the Seller Indemnified Parties are entitled to indemnification are collectively referred to as “Seller Losses”.

Section 8.3Indemnification Procedure

.

(a)Promptly after receipt by an Indemnified Party of notice by a third party of a threatened or filed Action or the threatened or actual commencement of any Action with respect to which such Indemnified Party may be entitled to receive payment from the other Party for any

Loss, such Indemnified Party shall provide written notification to Buyer, on the one hand, or Seller, on the other hand, whoever is the appropriate indemnifying Party hereunder (the “Indemnifying Party”) within ten (10) days of the Indemnified Party’s notice of threatening or filing of such Action or of the notice of the threatened or actual commencement of such Action (such notice shall specify the basis for such claim); provided, however, that the failure to so notify the Indemnifying Party shall relieve the Indemnifying Party from Liability under this Agreement with respect to such claim only if, and only to the extent that, such failure to notify the Indemnifying Party results in (i) the forfeiture by the Indemnifying Party of rights and defenses otherwise available to the Indemnifying Party with respect to such claim or (ii) prejudice to the Indemnifying Party with respect to such claim.  The Indemnifying Party shall have the right, upon written notice delivered to the Indemnified Party within thirty (30) days thereafter, to assume the defense of such Action, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of the fees and disbursements of such counsel.  If the Indemnifying Party declines or fails to assume the defense of the Action on the terms provided above within such thirty (30)-day period, the Indemnified Party may employ counsel to represent or defend it in any such Action, and the Indemnifying Party will pay the reasonable fees and disbursements of such counsel as incurred; provided, however, that the Indemnifying Party will not be required to pay the fees and disbursements of more than one counsel for all Indemnified Parties in any jurisdiction in any single Action.  In any Action with respect to which indemnification is being sought hereunder, the Indemnified Party or the Indemnifying Party, whichever is not assuming the defense of such Action, shall have the right to participate in such matter and to retain its own counsel at such Party’s own expense.  The Indemnifying Party or the Indemnified Party, as the case may be, shall at all times use reasonable efforts to keep the Indemnifying Party or the Indemnified Party, as the case may be, reasonably apprised of the status of any matter the defense of which it is maintaining and to cooperate in good faith with each other with respect to the defense of any such matter.

(b)No Indemnified Party may settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed).

(c)The Indemnifying Party may not, without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed), settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder unless (x) such settlement, compromise or consent includes an unconditional release of the Indemnified Party and its officers, directors, managers, employees and Affiliates from all liability arising out of such claim, (y) does not contain any admission of any wrongdoing or liability on behalf of the Indemnified Party and (z) does not contain any equitable order, judgment or term that in any manner affects, restrains or interferes with the business of the Indemnified Party or any of the Indemnified Party’s Affiliates.

(d)If an Indemnified Party claims a right to payment pursuant to this Agreement not involving a third-party claim covered by Section 8.3(a), such Indemnified Party shall send written notice of such claim to the appropriate Indemnifying Party.  Such notice shall specify the basis for such claim.  As promptly as possible after the Indemnified Party has given such notice, such Indemnified Party and the appropriate Indemnifying Party shall establish the merits and amount of such claim (by mutual agreement, arbitration, litigation or otherwise) and, within five (5)

Business Days of the final determination of the merits and amount of such claim, the Indemnifying Party shall pay to the Indemnified Party immediately available funds in an amount equal to such claim as determined hereunder, if any.

Section 8.4Claims Period

.  The Claims Period hereunder shall begin on the date hereof and terminate as follows:

(a)with respect to Buyer Losses arising under (i) Section 8.1(a), the Claims Period shall survive the Closing until the one (1) year anniversary of the Closing; (ii) Section 8.1(b), the Claims Period shall survive until the six (6) month anniversary of the Closing, (iii) Section 8.1(c), the Claims Period shall survive for the applicable term of such covenant, agreement or undertaking or until completed; (iii) Section 8.1(d), Section 8.1(e), or Section 8.1(f), the Claims Period shall survive the Closing until the expiration of the applicable statute of limitations; and (iv) Section 8.1(g), the Claims Period as to each property until the date sixty (60) days after the delivery of a title commitment or other indicia of good and valid fee simple title in and to such property.

(b)with respect to Seller Losses arising under (i) Section 8.2(a), the Claims Period will survive the Closing until the one (1) year anniversary of the Closing; (ii) Section 8.2(b), with respect to covenants, agreements or undertakings made by Buyer that by their terms are to be completed prior to or as of the Closing, the Claims Period shall survive until the six (6) month anniversary of the Closing, and with respect to covenants, agreements or undertakings made by Buyer that by their terms cannot be completed prior to or as of the Closing, the Claims Period shall survive for the applicable term of such covenant, agreement or undertaking or until completed; and (iii) Section 8.2(c) and Section 8.2(d), the Claims Period shall survive the Closing until the expiration of the applicable statute of limitations.

(c)No claim for indemnification can be made after the expiration of the Claims Period; provided, however, if prior to the close of business on the last day of the Claims Period, an Indemnifying Party shall have been properly notified of a claim for indemnity hereunder and such claim shall not have been finally resolved or disposed of at such date, such claim shall continue to survive and shall remain a basis for indemnity hereunder until such claim is finally resolved or disposed of in accordance with the terms hereof.

Section 8.5Liability Limits

.  Notwithstanding anything to the contrary set forth in this Agreement, Seller’s obligation to indemnify, defend and hold the Buyer Indemnified Parties harmless shall be limited as follows:

(a)in no event shall Seller’s total aggregate liability for any and all Buyer Losses exceed the Base Purchase Price;

(b)for purposes of computing the aggregate amount of claims against Seller, the amount of each claim by a Buyer Indemnified Party shall be deemed to be an amount equal to, and any payments by Seller pursuant to Section 8.1 shall be limited to, the amount of Losses that remain after deducting therefrom (i) any third party insurance proceeds (including pursuant to Section 5.16) and any indemnity, contributions or other similar payment actually received from  any third party with respect thereto; and (ii) any net Tax benefit recognized by a Buyer Indemnified

Party or any Affiliate thereof with respect to the Losses giving rise to such claim for indemnification, to the extent such benefit is recognized in the taxable year in which the relevant Losses were incurred or the immediately succeeding taxable year;

(c)the amount of indemnity payable pursuant to Section 8.1 with respect to any Loss shall be reduced to the extent necessary to prevent duplication of any adjustment to the Closing Purchase Price reflected on the Final Closing Statement;

(d)in any case where a Buyer Indemnified Party recovers from third Persons any amount in respect of a matter with respect to which Seller has indemnified it pursuant to this Agreement, such Buyer Indemnified Party shall promptly pay over to Seller the amount so recovered (after deducting therefrom the full amount of the expenses incurred by it in procuring such recovery), but not in excess of the sum of (i) any amount previously so paid by Seller to or on behalf of the Buyer Indemnified Party in respect of such matter, and (ii) any amount expended by Seller in pursuing or defending any claim arising out of such matter;

(e)any indemnity payment under this Agreement shall be treated as an adjustment to the Purchase Price for all Tax purposes to the extent permitted by applicable Law; and

(f)for purposes of determining both the failure of any representation or warranty to be true and correct and calculating Losses hereunder, any qualifications in the representations and warranties herein as to “materiality”, “Material Adverse Effect” or words of similar import shall be disregarded.

Section 8.6Recovery Priority; Source of Recovery

.

(a)The Buyer Indemnified Parties will be entitled to indemnification pursuant to Section 8.1 in the following order: (i) first, for applicable Buyer Losses, the Buyer Indemnified Parties will use reasonable best efforts to pursue a claim under the R&W Policy and any applicable title insurance policy prior to seeking indemnification directly against Seller; and (ii) second, for Buyer Losses not covered by the R&W Policy or any applicable title insurance policy or if the Buyer Indemnified Parties are unable to recover all of such Buyer Losses under the R&W Policy or any applicable title insurance policy, the Buyer Indemnified Parties will be entitled to seek indemnification directly from Seller pursuant to the terms of this Article VIII and subject to Section 8.5 and the other limitations set forth herein and under applicable Law.  To the extent Buyer Losses (for clarity, only resulting from those matters for which Seller is providing indemnification pursuant to Section 8.1) are recoverable under the R&W Policy, Seller will be responsible for the portion of such Buyer Losses attributable to the retention under the R&W Policy; provided, however, that Seller will not be responsible for any portion of the retention for which Buyer has already asserted claims or made payments in respect of matters covered by the R&W Policy for which Seller is not providing indemnification under Section 8.1.

(b)Except in the case of Fraud, Buyer acknowledges and agrees that (i) in no event will Buyer or any Buyer Indemnified Party have any recourse against Seller or any of its Affiliates arising out of or related to breaches or inaccuracies of any representations or warranties that are not Fundamental Representations or (as provided above) the Real Estate Representation; and (ii) the Buyer Indemnified Parties will be responsible for all retention amounts under the R&W Policy in respect of Losses resulting from breaches or inaccuracies of the representations or warranties that are not Fundamental Representations until the Buyer Indemnified Parties shall have borne Buyer Losses in excess of the retention under the R&W Policy, in which case the Buyer Indemnified Parties will be entitled to indemnification for breaches or inaccuracies of the representations or warranties that are not Fundamental Representations or (as provided above) the Real Estate Representation from the R&W Policy only.

Section 8.7Exclusive Remedies

.  Except for matters relating to Fraud, matters to be determined by the Independent Accountant, matters arising under or related to the Ancillary Agreements, and matters addressed by Section 9.12 and Section 9.19, the provisions of this Article VIII set forth the exclusive rights and remedies of the Parties to seek or obtain damages or any other remedy or relief whatsoever from any Party with respect to matters arising under this Agreement and the transactions contemplated hereby.  In no event will any matter arising under or related to any Contract between Seller and its Affiliates (after the Closing excluding the Company), on the one hand, and Buyer and its Affiliates (after the Closing including the Company) on the other hand, other than this Agreement, the Bill of Sale, Assignment and Assumption Agreement, and the Share Transfer Agreement, be deemed to be “arising under this Agreement and the transactions contemplated hereby” within the meaning of the immediately preceding sentence unless such Contract specifies in writing that remedies thereunder are limited in accordance with this Section 8.7.

ARTICLE IX

MISCELLANEOUS

Section 9.1Fees and Expenses

.  Except as expressly provided herein, (a) Buyer shall pay its own fees, costs and expenses incurred in connection herewith and the transactions contemplated hereby, including the fees, costs and expenses of its financial advisors, accountants and counsel, and (b) Seller shall pay the fees, costs and expenses incurred by Seller and its Affiliates and, to the extent incurred prior to the Closing, the Company, in connection herewith and the transactions contemplated by this Agreement, including the fees, costs and expenses of Seller’s and, to the extent incurred prior to the Closing, the Company’s financial advisors, accountants and counsel.  Buyer and Seller will each pay fifty percent (50%) of the cost of the premium for the R&W Policy; provided, however, if the premium for the R&W Policy is in excess of $3,000,000, Seller will only be responsible for paying $1,500,000 of such premium, and Buyer will pay for the remainder of such premium in excess of $1,500,000.  Each of the Parties hereby acknowledges that neither it nor any of its Affiliates shall have any right under this Agreement or any Ancillary Agreement to offset any amounts owed (or to become due or owing) to the other Party or its applicable Affiliate(s), whether under this Agreement, any Ancillary Agreement or otherwise, against any other amount owed (or to become due or owing) to it by the other Party or its applicable Affiliate(s).

Section 9.2Notices

.  All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be given by any of the following methods: (a) personal delivery; (b) UPS Next Day Air or UPS Express Critical; or (c) email transmission.  Notices shall be sent to the appropriate Party at its address given below (or at such other address for such Party as shall be specified by notice given hereunder):

If to Buyer, to:

TForce Holdings Inc.

c/o TFI International Inc.

8801 Trans-Canada Highway, Suite 500
Saint-Laurent, Quebec  H4S 1Z6

Attention: Josiane M. Langlois

Tel.: 514-331-4113

Email:  jlanglois@tfiintl.com

with a copy (which shall not constitute notice) to:

Scudder Law Firm, P.C., L.L.O.

411 South 13th Street, Suite 200

Lincoln, NE. 68508

Tel.: 402-435-3223

Attention: Mark Scudder and Greg Lawhon

Email:  mscudder@scudderlaw.com; glawhon@scudderlaw.com

If to Seller, to:

United Parcel Service of America, Inc.

55 Glenlake Parkway

Atlanta, GA 30328

Attention: Brian Dykes, HeatherLynn Daly and Elliott Tapp

Email:  bdykes@ups.com; hdaly@ups.com; etapp@ups.com

with a copy (which shall not constitute notice) to:

King & Spalding LLP

1180 Peachtree Street, N.E.

Atlanta, Georgia  30309-3521

Attention:  Rahul Patel and John Hyman

Email:  rpatel@kslaw.com; jhyman@kslaw.com

All such notices, requests, demands, waivers and communications shall be deemed received upon (i) actual receipt thereof by the addressee, (ii) actual delivery thereof to the appropriate address or (iii) refusal of the addressee to accept delivery thereof.

Section 9.3Severability

.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 9.4Binding Effect; Assignment

.  This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, directly or indirectly, including by operation of Law, by any Party without the prior written consent of the other Parties; provided, however, that Buyer may, without the consent of Seller, assign the right to acquire all or part of the Shares and the Transferred Assets and Liabilities to one or more direct or indirect wholly-owned Subsidiaries of Buyer or Guarantor, but Buyer shall not be relieved of any of its Liabilities under this Agreement.

Section 9.5No Third Party Beneficiaries

.  This Agreement is exclusively for the benefit of Seller, and its successors and permitted assigns, with respect to the obligations of Buyer under this Agreement, and for the benefit of Buyer, and its respective successors and permitted assigns, with respect to the obligations of Seller, under this Agreement, and this Agreement shall not be deemed to confer upon or give to any other third party any remedy, claim, Liability, reimbursement, Action or other right, except as provided in Section 9.11.

Section 9.6Section Headings

.  The Article and Section headings contained in this Agreement are exclusively for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement.

Section 9.7Entire Agreement

.  This Agreement (including the Schedules and Exhibits attached hereto), the Confidentiality Agreement, the Ancillary Agreements and the other documents delivered pursuant to this Agreement constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersede all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement.

Section 9.8Consent to Jurisdiction

.  Each Party hereby irrevocably agrees that any Legal Dispute shall be brought only in the exclusive jurisdiction of the courts of the State of Delaware or the federal courts located in the State of Delaware, and each Party hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Legal Dispute and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such Legal Dispute in any such court or that any such Legal Dispute that is brought in any such court has been brought in an inconvenient forum.  During the period a Legal Dispute that is filed in accordance with this Section 9.8 is pending before a court, all Actions with respect to such Legal Dispute or any other Legal Dispute, including any counterclaim, cross claim or interpleader, shall be subject to the exclusive jurisdiction of such court.  Each Party hereby waives, and shall not assert as a defense in any Legal Dispute, that (a) such Party is not subject thereto, (b) such Legal Dispute may not be brought or is not maintainable in such court, (c) such Party’s property is exempt or immune from execution, (d) such Legal Dispute is brought in an inconvenient forum or (e) the venue of Legal Dispute is improper.  A final judgment in any Legal Dispute described in this Section 9.8 following the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Laws.

Section 9.9Waiver of Jury Trial

.  EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF, RELATING TO OR IN CONNECTION WITH ANY MATTER WHICH IS THE SUBJECT OF THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

Section 9.10Governing Law

.  This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware (regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters, including matters of validity, construction, effect, performance and remedies.

Section 9.11Waiver of Conflicts; Privilege

.

(a)Each of the Parties acknowledges and agrees that King & Spalding LLP (“K&S”) has acted as counsel to each of the Company and Seller in connection with the negotiation of this Agreement and consummation of the transactions contemplated by this Agreement.  Buyer hereby consents and agrees to, and agrees to cause the Company to consent and agree to, K&S representing Seller and any of its Affiliates (collectively, the “Seller Parties”) after the Closing, including with respect to disputes in which the interests of the Seller Parties may be directly adverse to Buyer and its Subsidiaries (including the Company), and even though K&S may have represented the Business in a matter substantially related to any such dispute, or may be handling ongoing matters for the Business.  Buyer further consents and agrees to, and agrees to cause the Company to consent and agree to, the communication by K&S to the Seller Parties in connection with any such representation of any fact known to K&S arising by reason of K&S’s prior representation of the Company.  In connection with the foregoing, Buyer hereby irrevocably waives and agrees not to assert, and agrees to cause the Company to irrevocably waive and not to assert, any conflict of interest arising from or in connection with (i) K&S’s prior representation of the Company or the Business and (ii) K&S’s representation of the Seller Parties prior to and after the Closing.  Buyer represents that Buyer’s attorney has explained and helped Buyer evaluate the implications and risks of waiving the right to assert a future conflict against K&S, and Buyer’s consent with respect to this waiver is fully informed.

(b)Buyer further agrees, on behalf of itself and, after the Closing, on behalf of the Company, that all communications subject to any attorney-client privilege, attorney work-product protection or other similar protection for the benefit of the Seller Parties, in any form or format whatsoever between or among K&S, on one hand, and the Company, the Business or any of their respective directors, officers, employees or other representatives, on the other hand, that relate in any way to the negotiation, documentation and consummation of the transactions contemplated by this Agreement or any dispute arising under this Agreement (collectively, the “Privileged Deal Communications”) shall be deemed to be retained and owned collectively by the Seller Parties, shall be controlled by Seller on behalf of the Seller Parties and shall not pass to or be claimed by Buyer or the Company.

(c)Notwithstanding the foregoing, if a dispute arises between Buyer or the Company, on the one hand, and a third party other than Seller, on the other hand, Buyer or the Company may assert the attorney-client privilege, attorney work-product protection or other similar protection for the benefit of the Seller Parties to prevent the disclosure of the Privileged Deal Communications to such third party; provided, however, that neither Buyer nor the Company may waive such privilege without the prior written consent of Seller, such consent not to be unreasonably withheld, conditioned or delayed.  If Buyer or the Company is legally required by any Order or otherwise to access or obtain a copy of all or a portion of the Privileged Deal Communications following the Closing, Buyer shall as soon as reasonably practicable notify Seller in writing (including by making specific reference to this Section 9.11) so that Seller can seek a protective order and Buyer agrees to use commercially reasonable efforts, at the Seller Parties’ expense, to assist therewith.

(d)With respect to Privileged Deal Communications contained in files or other materials maintained by K&S that constitute property of its clients, only the Seller Parties shall hold property rights with respect to the Privileged Deal Communications materials and K&S shall have no duty to reveal or disclose any Privileged Deal Communications contained in such files or other materials or any other Privileged Deal Communications by reason of any attorney-client relationship between K&S, on the one hand, and the Company, on the other hand.

(e)Buyer agrees that it will not, and that it will cause the Company not to, use any Privileged Deal Communications against the Seller Parties in connection with any dispute between Seller, on the one hand, and Buyer and the Company, on the other hand, with respect to this Agreement or any of the transactions contemplated by this Agreement.

(f)This Section 9.11 is for the benefit of K&S and K&S is an intended third-party beneficiary of this Section 9.11.  This Section 9.11 shall be irrevocable, and no term of this Section 9.11 may be amended, waived or modified, without the prior written consent of K&S.

Section 9.12Specific Performance

.  The Parties acknowledge and agree that any breach of the terms of this Agreement would give rise to irreparable harm for which money damages would not be an adequate remedy and accordingly the Parties agree that, in addition to any other remedies, each non-breaching Party shall be entitled to enforce the terms of this Agreement by a decree of specific performance without the necessity of proving the inadequacy of money damages as a remedy.

Section 9.13Counterparts

.  This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Agreement by email transmission shall be as effective as delivery of a manually executed counterpart of the Agreement.

Section 9.14Amendment; Modification

.  This Agreement may be amended, modified or supplemented at any time only by written agreement of the Parties.

Section 9.15Schedules

.  Disclosure of any fact or item in any Schedule referenced by a particular Section in this Agreement shall be deemed to have been disclosed with respect to every other Section in this Agreement to the extent reasonably apparent on the face of such disclosure.

The specification of any dollar amount in the representations or warranties contained in this Agreement or the inclusion of any specific item in any Schedules is not intended to imply that such amounts, or higher or lower amounts or the items so included or other items, are or are not material, and no Party shall use the fact of the setting of such amounts or the inclusion of any such item in any dispute or controversy as to whether any obligation, item or matter not described herein or included in a Schedule is or is not material for purposes of this Agreement.

Section 9.16Time of Essence

.  With regard to all dates and time periods set forth in this Agreement, time is of the essence.

Section 9.17Bulk Sales Laws

.  Seller and Buyer each hereby waive compliance by Seller with the provisions of the “bulk sales,” “bulk transfer” or similar Laws of any state or any jurisdiction outside the U.S.

Section 9.18Language; Prevailing Documents

.  This Agreement has been, and the Ancillary Agreements will be, prepared in the English language.  In case of any conflict or inconsistency between the English language version of such documents and any translation thereof made for any purpose, the English language version will govern the interpretation and construction of such documents, and for any and all other purposes, except as may be required by applicable Law.  In the event that any of the terms of this Agreement conflict with any of the terms of the Ancillary Agreements, the terms of this Agreement will prevail.  All matters relating to the transfer of the Transferred Assets and Liabilities from Seller, on the one hand, to Buyer, on the other hand, that are not expressly regulated under the relevant Ancillary Agreements, are deemed to be regulated by this Agreement.

Section 9.19Guarantee

.

(a)Guarantor, intending to be legally bound, hereby absolutely, unconditionally and irrevocably guarantees, as principal obligor, and not merely as surety, to Seller or a Seller Indemnified Party, as applicable, and their successors and permitted assigns (each, a “Guaranteed Party”), the due and punctual performance, payment and discharge of all of Buyer’s representations and warranties, covenants, agreements, indemnities, obligations, liabilities and undertakings pursuant to this Agreement and the Ancillary Agreements, and the transactions contemplated hereby and thereby, including the payment of the Closing Purchase Price pursuant to Section 2.7(b), any amounts payable by Buyer following the determination of the Final Closing Statement pursuant to Section 2.8(d), and the due and punctual payment of Seller Losses payable by Buyer pursuant to Article VIII when due thereunder, in each case, subject to the limitations on Buyer’s obligations contained in this Agreement and any limitations set forth in this  Section 9.19 (collectively, the “Guaranteed Obligations”).  All payments by Guarantor under this Section 9.19 will be made in immediately available funds.  The foregoing obligation of Guarantor constitutes a continuing guaranty of payment and performance, and not of collection, and is and will be absolute and unconditional under any and all circumstances, including circumstances that might otherwise constitute a legal or equitable discharge of a surety or guarantor.  The obligations of Guarantor under this Section 9.19 are independent of (but not greater than) the obligations of Buyer and will be enforceable without any of the Guaranteed Parties having to proceed first against Buyer or any collateral or security or other property held by Buyer before proceeding against Guarantor, irrespective of whether any action is brought against Buyer or whether Buyer is joined in any such action or actions and irrespective of any dispute between Buyer and any other person with respect to the existence of any breach under this Agreement.  The obligations of Guarantor pursuant to this Section 9.19 will remain in full force and effect and will be binding on Guarantor and its successors and permitted assigns until the performance and satisfaction in full of all Guaranteed Obligations.

(b)Guarantor hereby expressly waives (i) notice of the acceptance by the Guaranteed Parties of the guarantee set forth in this Section 9.19; (ii) notice of the existence, creation, payment,  or performance of all or any of the Guaranteed Obligations; (iii) presentment, demand, protest, notice of dishonor or protest, and all other notices with respect to the payment or performance of the Guaranteed Obligations; (iv) any right to direct or affect the manner or timing of the Guaranteed Parties’ enforcement of their respective rights and remedies; and (v) an assertion or claim that any stay provided under any debtor relief law of any jurisdiction, now or hereafter in effect, shall operate or be interpreted to stay, interdict, condition, reduce or inhibit the ability of the Guaranteed Parties to enforce any of their respective rights against Guarantor.  Seller agrees to give Guarantor notice of the nonpayment or nonperformance of the Guaranteed Obligations provided that no failure to give such notice will constitute a waiver of the nonpayment or nonperformance.

(c)Guarantor agrees to indemnify and hold harmless each Guaranteed Party for all reasonable costs and expenses (including reasonable fees and expenses of counsel) incurred by each Guaranteed Party in connection with the enforcement of the guarantee set forth in this Section 9.19.

(d)Guarantor hereby represents and warrants to Seller that: (i) Guarantor has the requisite entity power and authority and has taken all entity action necessary to execute and deliver this Agreement and to perform its obligations hereunder; (ii) the execution, delivery and performance of this Agreement by Guarantor and the performance by it of its obligations hereunder have been duly authorized and approved by Guarantor’s appropriate governing body; (iii) no other entity action on the part of Guarantor, and no consent of Guarantor’s stockholders or other equity holders, is necessary to authorize the execution, delivery and performance of this Agreement by Guarantor; and (iv) this Agreement has been duly executed and delivered by Guarantor and constitutes a valid and binding obligation of Guarantor, enforceable against Guarantor in accordance with its terms, except as such enforcement may be limited by general equitable principles or by applicable bankruptcy, insolvency, moratorium or similar laws and judicial decisions from time to time in effect, which affect creditors’ rights generally.

[Signature pages follow]

IN WITNESS WHEREOF, the Parties, Parent, and Guarantor have caused this Agreement to be executed as of the date first above written.

SELLER:

UNITED PARCEL SERVICE OF AMERICA, INC.
By:	(signed) Brian Dykes
	Name:	Brian Dykes
	Title:	Authorized Signatory

PARENT:

UNITED PARCEL SERVICE INC.
By:	(signed) Brian Dykes
	Name:	Brian Dykes
	Title:	Authorized Signatory

BUYER:

TForce HOLDINGS Inc.
By:	(signed) Alain Bédard
	Name:	Alain Bédard
	Title:	President

GUARANTOR:

tfi international, inc.
By:	(signed) Alain Bédard
	Name:	Alain Bédard
	Title:	Chairman of the Board, President, and CEO

[All Exhibits and Schedules to this Purchase Agreement are redacted for purposes of confidentiality]